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PROSPECTUS

(Holding Company for Brookline Savings Bank)
Up to 29,325,000 Shares of Common Stock

        Brookline Bancorp, Inc. is offering common stock for sale in connection with the conversion of Brookline Bancorp, MHC from the mutual to the stock form of organization. The shares we are offering represent the ownership interest in Brookline Bancorp, Inc. now owned by Brookline Bancorp, MHC. The existing publicly held shares of Brookline Bancorp, Inc., which represent the remaining interest in Brookline Bancorp, Inc., will be exchanged for new shares of common stock of Brookline Bancorp, Inc. All shares offered for sale are offered at a price of $10.00 per share. Our common stock will continue to trade on the Nasdaq National Market under the symbol "BRKL."

•
If you are or were a customer of Brookline Savings Bank or Lighthouse Bank, you may have priority rights to purchase shares.

•
If you are a stockholder of Brookline Bancorp, Inc., your shares will be exchanged for new shares of Brookline Bancorp, Inc. You may purchase additional shares in the offering after priority orders are filled.

OFFERING SUMMARY
Price: $10.00 per Share

	Minimum	Maximum
Number of shares:	21,675,000	29,325,000
Gross offering proceeds:	$216,750,000	$293,250,000
Estimated offering expenses:	$3,281,500	$4,046,500
Estimated net proceeds:	$213,468,500	$289,203,500
Estimated net proceeds per share:	$ 9.85	$ 9.86

We may sell up to 33,723,750 shares because of regulatory considerations or changes in market conditions without resoliciting subscribers.

        We are offering the common stock for sale on a best efforts basis, subject to certain conditions. Ryan, Beck & Co., LLC will assist us in our selling efforts, but is not required to purchase any of the common stock that is being offered for sale. Purchasers will not pay a commission to purchase common stock in the offering. We will terminate the offering and the exchange of existing shares if we do not sell the minimum number of shares. The offering is expected to terminate at 4:00 p.m., Boston Time, on June 20, 2002. We may extend this termination date without notice to you until August 4, 2002, unless the Office of Thrift Supervision approves a later date. The minimum purchase is 25 shares. Once submitted, orders are irrevocable unless the offering is terminated or extended beyond August 4, 2002. If the offering is extended beyond August 4, 2002, subscribers will have the right to modify or rescind their purchase orders. Funds received prior to completion of the offering will be held in an escrow account at Brookline Savings Bank and will earn interest at our passbook rate.

This investment involves a degree of risk, including the possible loss of principal.
Please read "Risk Factors" beginning on page 19.

        These securities are not deposits or accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

        Neither the Securities and Exchange Commission, the Office of Thrift Supervision, nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 14, 2002

QUESTIONS AND ANSWERS

Q:
How many shares of common stock are being offered, and at what price per share?

A:
Brookline Bancorp, Inc. is offering between 21,675,000 and 29,325,000 shares of common stock at a subscription price of $10.00 per share. We may increase the number of shares offered up to 33,723,750 shares under certain circumstances. The amount of common stock being offered is based upon an independent appraisal of the market value of Brookline Bancorp, Inc., assuming completion of the mutual-to-stock conversion and offering described in this document.

Q:
Who may purchase common stock in the subscription offering?

A:
Rights to subscribe for common stock have been granted under the plan of conversion to the following persons in the following descending order of priority:

(1)
Brookline Savings Bank depositors or Lighthouse Bank depositors with $50.00 or more on deposit as of December 31, 2000;

(2)
Brookline Savings Bank's tax-qualified employee stock benefit plans, including its employee stock ownership plan, but only in the event such purchase is necessary to complete the offering at the minimum of the offering range;

(3)
Brookline Savings Bank depositors with $50.00 or more on deposit as of March 31, 2002; and

(4)
Brookline Savings Bank depositors as of May 9, 2002.

Q:
Who may purchase common stock in the community offering?

A.
Any shares that are not purchased in the subscription offering may be available for purchase by the public in a community offering. The community offering may be conducted at the same time as the subscription offering. In the community offering, we will give a first preference to public stockholders of Brookline Bancorp, Inc. as of May 16, 2002, and a second preference to natural persons residing in the Massachusetts Counties of Middlesex, Norfolk and Suffolk.

Q:
Will any commission be charged for common stock I purchase in the offering?

A:
No.

Q:
How do I purchase common stock?

A:
First, you should read this document. Then, complete and return the enclosed stock order form, together with your payment. You may submit stock order forms in three ways: you may send the stock order form by regular mail, using the reply envelope provided; you may send the stock order form by overnight delivery to the address indicated on the back of the stock order form; or you may hand-deliver the stock order form to our stock information center, located at 300 Fifth Avenue, Third Floor, Waltham, Massachusetts. Stock order forms may not be delivered to the branch offices of Brookline Savings Bank.

Q:
How may I pay for the common stock?

A:
Full payment for the common stock must accompany your stock order form at the time it is submitted. You may pay for your shares by personal check, bank check or money order payable to Brookline Bancorp, Inc., or by authorizing a withdrawal from the types of Brookline Savings Bank deposit accounts designated on the stock order form (we will waive any penalty for early withdrawal of certificate of deposit accounts). Authorized withdrawals will not be made until the completion of the offering, but the designated funds will not be available to you in the interim. If you wish to use IRA funds, see the discussion below. Funds authorized to be withdrawn from Brookline Savings Bank deposit account(s) must be available in your account at the time you submit your stock order form. Checks and money orders will be cashed upon receipt, so funds must be available in your account.

Q.
May I obtain a loan from Brookline Savings Bank to pay for my common stock?

A.
No. Federal law prohibits Brookline Savings Bank from loaning funds to purchase common stock in the offering. However, other financial institutions may make such a loan. Additionally, you may not use a Brookline Savings Bank line of credit to pay for common stock.

Q:
May I subscribe for shares using funds in my Individual Retirement Account at Brookline Savings Bank or elsewhere?

A:
Yes. However, common stock must be held in a self-directed retirement account. By regulation, Brookline Savings Bank's IRAs are not self-directed, so they cannot be invested in stock. If you wish to use some or all of the funds in your Brookline Savings Bank IRA, the applicable funds must be transferred to a self-directed account maintained by an independent trustee, such as a brokerage firm. If you do not have such an account, you will need to establish one before placing your stock order. An annual administrative fee may be payable to the independent trustee. Because individual circumstances differ and processing of retirement fund orders takes additional time, we recommend that you contact the stock information center promptly, preferably at least two weeks before the end of the offering period, for assistance with purchases using your IRA or other retirement account that you may have. Whether you may use such funds for the purchase of shares in the stock offering may depend on timing constraints and, possibly, limitations imposed by the institution where the funds are held.

Q:
May I change my mind after I place an order to subscribe for common stock?

A:
No. After your stock order form and payment are received, you may not cancel or modify your order.

Q:
Will I receive interest on my subscription payment?

A:
Yes. Payments by check or money order received with the stock order form will be cashed and placed in an interest-bearing escrow account at Brookline Savings Bank, and will earn interest at our passbook savings rate until the conclusion of the offering. At that time, a check for the accrued interest will be mailed to you. Subscribers who elect to pay by deposit account withdrawal will continue to accrue interest in the account at its contractual rate until the funds are withdrawn at the conclusion of the offering.

Q:
How many shares may I buy?

A:
The minimum order is 25 shares, or $250. There is a maximum purchase limitation of 100,000 shares for individuals and 250,000 shares for persons acting "in concert." There also is a stock ownership limitation that applies to current Brookline Bancorp, Inc. stockholders. These limitations are described on the stock order form and in the section of this document entitled "The Conversion."

Q:
What is the deadline for placing an order?

A:
Orders in the subscription offering and community offering must be received (not postmarked) by no later than 4:00 p.m. Boston Time, on June 20, 2002.

Q:
How can I buy or sell Brookline Bancorp, Inc. common stock in the future?

A:
Existing publicly held shares of Brookline Bancorp, Inc. common stock trade on the Nasdaq National Market under the symbol "BRKL." Upon completion of the conversion and offering, the new shares of common stock of Brookline Bancorp, Inc. will replace existing shares and will be traded on the Nasdaq National Market. For a period of 20 trading days following completion of the offering, our symbol will be

  "BRKLD." Thereafter, the symbol will be "BRKL." You will be able to buy or sell shares through a broker. As soon as possible after the offering, investors will be mailed stock certificates. Although the common stock will have begun trading, brokerage firms may require that you have received your stock certificate before selling shares that you purchased in the offering.

Q:
Will dividends be paid on the common stock?

A:
Following the offering, Brookline Bancorp, Inc. intends to continue to pay a quarterly cash dividend. We expect such dividends to equal between $0.34 and $0.48 per share per year, depending on how many shares we sell in the offering. At the midpoint of the offering range, the annual dividend is expected to be $0.42 per share. There can be no assurance that dividends will be paid or that they will not be subsequently reduced or eliminated.

Q:
As an eligible depositor of Brookline Savings Bank or Lighthouse Bank placing an order in the subscription offering, may I register the shares in someone else's name?

A:
No. To preserve your purchase priority in the subscription offering, you must register the shares only in the name or names of eligible purchasers at the applicable date of eligibility. You may not add the names of others who were not eligible to purchase common stock in the subscription offering on the applicable date of eligibility.

Q:
I am eligible to purchase shares in the subscription offering, but I do not want to become a stockholder. May I allow someone else to use my stock order form to take advantage of my priority?

A:
No. Transferring your subscription rights to someone else is illegal under federal law. We intend to take legal action against anyone who attempts to transfer subscription rights. If anyone offers to give you money to buy common stock in your name in exchange for later transferring the common stock, or requests to share in cash proceeds upon your future sale of Brookline Bancorp, Inc. stock, please inform our stock information center at the number below.

Q:
Will the conversion and offering have any effect on my Brookline Savings Bank deposit or loan accounts?

A:
No. The amount, interest rate and other terms of deposit accounts will not change. Deposit accounts will continue to be insured by the Federal Deposit Insurance Corporation. Likewise, the loan accounts and rights of borrowers will not be affected.

Q:
Will the common stock be insured by the Federal Deposit Insurance Corporation?

A:
No. Unlike deposit accounts at Brookline Savings Bank, common stock cannot be insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The trading price of common stock will fluctuate, so an investment in the common stock is subject to investment risk, including loss of principal invested. There can be no assurance that you will be able to sell your Brookline Bancorp, Inc. shares at or above the $10.00 per share purchase price in the offering.

Q:
By placing an order, am I guaranteed to receive all the shares I requested?

A:
No. If there is an oversubscription, shares will be allocated as described in the prospectus section entitled "The Conversion." If we do not fill an order (either wholly or in part), funds submitted but not used will be refunded, with interest, and deposit account withdrawal authorizations will be cancelled to the extent not used.

Q:
Can my Brookline Savings Bank local branch assist me with purchasing shares or completing the stock order form?

A:
No. Our branch personnel may not, by law, assist with investment-related questions about the offering. We have established a stock information center staffed by registered representatives who may assist you. You may call the stock information center at the number below.

ADDITIONAL QUESTIONS?
Please call our Stock Information Center
toll free at (866) 820-2755
from 9:00 a.m. to 4:00 p.m., Boston Time,
Monday through Friday.

The Stock Information Center is located at
300 Fifth Avenue, Third Floor, Waltham, Massachusetts

        TO ENSURE THAT EACH PERSON RECEIVES A PROSPECTUS AT LEAST 48 HOURS PRIOR TO THE EXPIRATION DATE OF JUNE 20, 2002 IN ACCORDANCE WITH FEDERAL LAW, NO PROSPECTUS WILL BE MAILED ANY LATER THAN FIVE DAYS PRIOR TO JUNE 20, 2002 OR HAND-DELIVERED ANY LATER THAN TWO DAYS PRIOR TO JUNE 20, 2002.

SUMMARY

        The following summary explains the significant aspects of the conversion, the offering and the exchange of existing shares of Brookline Bancorp, Inc. common stock for new shares of Brookline Bancorp, Inc. common stock. It may not contain all the information that is important to you. For additional information, you should read this entire document carefully, including the consolidated financial statements and the notes to the consolidated financial statements.

The Companies

  Brookline Bancorp, MHC

        Brookline Bancorp, MHC is the federally chartered mutual holding company of Brookline Bancorp, Inc. Brookline Bancorp MHC's principal business activity is the ownership of 15,420,350 shares of common stock of Brookline Bancorp, Inc. At the conclusion of the mutual-to-stock conversion, Brookline Bancorp, MHC will no longer exist.

  Brookline Bancorp, Inc.

        Brookline Bancorp, Inc. is a federally chartered stock holding company that owns all of the outstanding common stock of Brookline Savings Bank. As of March 31, 2002, Brookline Bancorp, Inc. had 26,797,043 issued and outstanding shares of common stock. Brookline Bancorp, MHC owns 15,420,350 shares of Brookline Bancorp, Inc.'s outstanding common stock. The remaining 11,376,693 shares are held by the public. At March 31, 2002, Brookline Bancorp, Inc. had consolidated assets of $1.1 billion, deposits of $640.4 million and stockholders' equity of $289.6 million. Following the conversion, Brookline Bancorp, Inc. will cease to exist, but will be succeeded by a new Delaware corporation with the same name.

  Brookline Savings Bank

        Brookline Savings Bank is a federally chartered community bank headquartered in Brookline, Massachusetts. Brookline Savings Bank was established in 1871 as a Massachusetts chartered, mutual savings bank. We converted to a federal savings association in July 2001. Our principal business activity is originating multi-family and commercial real estate loans, single-family mortgage loans and consumer loans. We also offer a range of deposit accounts, internet banking and other financial services. Our deposits are insured by the Federal Deposit Insurance Corporation up to the maximum amount permitted by law. We operate through our five full-service banking offices in Brookline, Massachusetts and one in Newton, Massachusetts.

Our Organizational Structure

        In 1998, Brookline Savings Bank's mutual predecessor reorganized into the mutual holding company form of organization. As a part of the mutual holding company reorganization, Brookline Bancorp, Inc. sold a minority of its common stock to our customers in a subscription offering. The majority of our outstanding shares were retained by Brookline Bancorp, MHC. Brookline Bancorp, MHC is a mutual holding company that has no stockholders. Brookline Bancorp, Inc. owns 100% of the outstanding shares of Brookline Savings Bank.

        Pursuant to the terms of our plan of conversion and reorganization, we will convert from the mutual holding company to the fully-public form of corporate structure. As part of the conversion, we are offering for sale in a subscription offering and a community offering the majority ownership interest of Brookline Bancorp, Inc. that is currently held by Brookline Bancorp, MHC. Upon the completion of the conversion and offering, Brookline Bancorp, MHC will cease to exist, and we will complete the transition from partial to full public ownership. At the conclusion of the conversion, existing public stockholders of Brookline Bancorp, Inc. will receive new shares of common stock in exchange for their existing shares of Brookline Bancorp, Inc. Additional shares of common stock will be issued to purchasers in the offering.

        The following chart shows our ownership structure, including ownership percentages at December 31, 2001, which is commonly referred to as the "two-tier" mutual holding company structure:

        After the conversion and offering are completed, our ownership structure will be as follows:

Business Strategy

        Our business strategy is to grow and enhance our profitability by:

  •
  Acquiring other financial institutions or branches;

  •
  Increasing our lending capabilities, especially multi-family and commercial real estate lending;

  •
  Increasing our retail deposit generating capabilities through branch expansion;

  •
  Emphasizing retail and small business banking, including business development and new products and services oriented to consumers and small business customers;

  •
  Maintaining high asset quality; and

  •
  Continuing to emphasize operating efficiencies and cost control.

Reasons for the Conversion

        The primary reasons for the conversion are to facilitate acquisitions of other financial institutions, support internal growth, improve our overall competitive position and enhance profitability.

        As a fully-converted stock holding company, we will have greater flexibility in structuring mergers and acquisitions, including the form of consideration paid in a transaction. Our current mutual holding company structure, by its nature, limits our ability to offer our common stock as consideration in a merger or acquisition. Potential sellers often want stock for at least part of the purchase price. Our new stock holding company structure will enhance our ability to compete with other bidders when acquisition opportunities arise by enabling us to offer stock or cash consideration.

        The additional capital raised in the conversion also will support increased lending, expansion of our retail banking franchise, and introduction of new products and services.

Terms of the Conversion and Offering

        Pursuant to our plan of conversion, our organization will convert from a partially public to a fully public form of holding company structure. In connection with the conversion, we are selling in the offering common stock representing the ownership interest in Brookline Bancorp, Inc. now owned by Brookline Bancorp, MHC. We are selling between 21,675,000 and 29,325,000 shares of common stock to qualifying depositors and to the public, to the extent shares remain available. Our tax-qualified employee plans will not purchase common stock in the offering unless, and only in the event, such purchase is necessary to complete the offering at the minimum of the offering range. The number of shares to be sold may be increased up to 33,723,750 as a result of strong demand for the shares in the offering or positive changes in the market for financial institution stocks. Unless the number of shares to be sold is increased to more than 33,723,750 or decreased to less than 21,675,000, you will not have the opportunity to change or cancel your stock order. The offering price is $10.00 per share. Ryan, Beck & Co., LLC, our marketing advisor in the offering, will use its best efforts to assist us in selling our stock. Ryan, Beck & Co., LLC is not obligated to purchase any shares in the offering.

Persons Who May Order Stock in the Offering

        Under the plan of conversion, we are offering the shares of common stock of Brookline Bancorp, Inc. in a "subscription offering" in the following descending order of priority:

  (1)
  First, depositors with accounts at Brookline Savings Bank or Lighthouse Bank with aggregate balances of at least $50 on December 31, 2000.

  (2)
  Second, Brookline Bancorp, Inc.'s tax-qualified employee stock benefit plans, including the employee stock ownership plan, but only in the event such purchase is necessary to complete the offering at the minimum of the offering range.

  (3)
  Third, depositors with accounts at Brookline Savings Bank with aggregate balances of at least $50 on March 31, 2002.

  (4)
  Fourth, depositors of Brookline Savings Bank as of May 9, 2002.

        The shares of common stock not purchased in the subscription offering will be offered in a "direct community offering," with a preference given first to public stockholders of Brookline Bancorp, Inc. as of May 16, 2002, and then to natural persons residing in the Massachusetts counties of Middlesex, Norfolk and Suffolk. The direct community offering may begin concurrently with, during or promptly after the subscription offering. We also may offer shares of common stock not purchased in the subscription offering or community offering through a "syndicated community offering" managed by Ryan, Beck & Co., LLC. We have the right to accept or reject, in our sole discretion, orders received in the direct community offering or syndicated community offering.

How We Determined the Offering Range and the $10.00 Per Share Stock Price

        The amount of common stock we are offering is based on an independent appraisal of the estimated market value of Brookline Bancorp, Inc., assuming the conversion and offering are completed. RP Financial, LC, the independent appraiser, has estimated that, as of March 28, 2002, this market value ranged from $376.2 million to $509.0 million, with a midpoint of $442.6 million. Based on this valuation, the ownership interest of Brookline Bancorp, MHC being sold in the offering and the $10.00 per share price, the number of shares of common stock being offered for sale by Brookline Bancorp, Inc. will range from 21,675,000 shares to 29,325,000 shares. The $10.00 per share price was selected primarily because it is the price most commonly used in mutual-to-stock conversions of financial institutions. The appraisal was based in part on Brookline Bancorp, Inc.'s financial condition and results of operations, the effect of the additional capital raised by the sale of common stock in the offering, and an analysis of a peer group of publicly-traded savings bank and thrift holding companies that RP Financial, LC considered comparable to Brookline Bancorp, Inc.

        The independent appraisal will be updated prior to the completion of the conversion. If the market value changes to either below $376.2 million or above $585.4 million, subscribers will be notified and provided with the opportunity to modify or cancel their orders.

The Exchange of Existing Shares of Brookline Bancorp, Inc. Common Stock

        If you are now a stockholder of Brookline Bancorp, Inc., your existing shares will be cancelled and exchanged for new shares of Brookline Bancorp, Inc. The number of shares you receive will be based on an exchange ratio determined as of the closing of the conversion. The actual number of shares you receive will depend upon the number of shares we sell in our offering, which in turn will depend upon the final appraised value of Brookline Bancorp, Inc. The following table shows how the exchange ratio will adjust, based on the number of shares sold in our offering. The table also shows how many shares a hypothetical owner of Brookline Bancorp, Inc. common stock would receive in the exchange, based on the number of shares sold in the offering and the number of shares outstanding at December 31, 2001.

	New Shares to be Sold in This Offering		New Shares to be Exchanged for Existing Shares of Brookline Bancorp, Inc.
							New Shares to be Received for 100 Existing Shares
					Total Shares of Common Stock to be Outstanding	Exchange Ratio
	Amount	Percent	Amount	Percent
Minimum	21,675,000	57.6%	15,949,738	42.4%	37,624,738	1.4056	140.56
Midpoint	25,500,000	57.6%	18,764,397	42.4%	44,264,397	1.6537	165.37
Maximum	29,325,000	57.6%	21,579,057	42.4%	50,904,057	1.9017	190.17
15% above Maximum	33,723,750	57.6%	24,815,916	42.4%	58,539,666	2.1870	218.70

        If you hold shares of Brookline Bancorp, Inc. in "street name," you do not need to take any action to exchange the shares. If you hold Brookline Bancorp, Inc. stock certificates after the conversion and offering are completed, you will receive a transmittal form with instructions to surrender stock certificates. New certificates of Brookline Bancorp, Inc. common stock will be mailed within five business days after the exchange agent receives properly executed transmittal forms and certificates.

        No fractional shares of Brookline Bancorp, Inc. common stock will be issued to any public stockholder of Brookline Bancorp, Inc. upon consummation of the conversion. For each fractional share that would otherwise be issued, Brookline Bancorp, Inc. will pay in cash an amount equal to the product obtained by multiplying the fractional share interest to which the holder would otherwise be entitled by the $10.00 per share subscription price. Under federal regulations, current stockholders of Brookline Bancorp, Inc. do not have dissenters' rights or appraisal rights in connection with the conversion.

Limits on How Much Common Stock You May Purchase

        The minimum number of shares that may be purchased is 25.

  If you are not now a Brookline Bancorp, Inc. stockholder –

        No individual may purchase more than 100,000 shares. If any of the following persons purchase stock, their purchases when combined with your purchases cannot exceed 250,000 shares:

  •
  your spouse or relatives of you or your spouse living in your house;

  •
  companies, trusts or other entities in which you have an interest or hold a position; or

  •
  other persons who may be acting in concert with you.

  If you are now a Brookline Bancorp, Inc. stockholder –

        In addition to the above purchase limitations, there is an ownership limitation. Shares that you purchase in the offering individually and together with persons acting in concert with you as described above, plus new shares you and they receive in the exchange for existing Brookline Bancorp, Inc. common stock, may not exceed 5% of the shares of common stock outstanding immediately following the conversion. Subject to Office of Thrift Supervision approval, we may increase or decrease the purchase and ownership limitations at any time.

How You May Purchase Common Stock

        In the subscription offering and direct community offering, you may pay for your shares only by:

  (1)
  personal check, bank check or money order; or

  (2)
  authorizing us to withdraw funds from Brookline Savings Bank deposit accounts designated on the stock order form.

        Brookline Savings Bank is not permitted to lend funds to anyone for the purpose of purchasing our common stock in the offering.

        You can subscribe for shares of common stock in the offering by delivering a signed and completed original stock order form, together with full payment, provided that we receive the stock order form before the end of the offering. We will pay interest at Brookline Savings Bank's passbook savings rate, from the date funds are received until completion or termination of the conversion. Withdrawals from certificates of deposit may be made without incurring an early withdrawal penalty. All funds authorized for withdrawal from deposit accounts with Brookline Savings Bank must be in the accounts at the time the stock order is received. However, funds will not be withdrawn from the accounts until the completion of the offering and will earn interest at the applicable deposit account rate until the completion of the offering. A hold will be placed on those funds when your stock order is received, making the designated funds unavailable to you. After we receive an order, the order cannot be withdrawn or changed, except with our consent.

How We Intend to Use the Proceeds From the Offering

        We estimate net proceeds will be between $213.5 million and $289.2 million. Brookline Bancorp, Inc. intends to retain approximately 50% of the net proceeds (between $106.7 million and $144.6 million). Approximately $106.7 million to $144.6 million of the net proceeds will be invested in Brookline Savings Bank.

        The net proceeds will be used for general corporate purposes. Brookline Bancorp, Inc. may use the funds to pay cash dividends and repurchase shares of common stock. Funds invested in Brookline Savings Bank will be used to support increased lending and to offer new products and banking services. The net proceeds also may be used for future business expansion through acquisitions or establishing new branches. We do not now have any specific acquisition or expansion plans, although we do intend to open one branch per year. Initially, the net proceeds will be invested in short-term investments and investment-grade debt obligations, collateralized mortgage obligations and mortgage-backed securities.

        A portion of the net proceeds also may be used to provide a loan to the employee stock ownership plan to fund the purchase of common stock if the employee stock ownership plan purchases common stock in the offering. The employee stock ownership plan will purchase common stock in the offering only in the event such purchase is necessary to complete the offering at the minimum of the offering range.

You May Not Sell or Transfer Your Subscription Rights

        If you order stock in the subscription offering, you will be required to state that you are purchasing the stock for yourself and that you have no agreement or understanding to sell or transfer your subscription rights. We intend to take legal action, including reporting persons to federal or state regulatory agencies, against anyone who we believe sells or gives away their subscription rights. We will not accept your order if we have reason to believe that you sold or transferred your subscription rights. In addition, you may not add the names of others for joint stock registration unless they were eligible to purchase common stock in the subscription offering on the applicable date of eligibility.

Deadlines for Orders of Common Stock

        If you wish to purchase shares, a properly completed stock order form, together with payment for the shares, must be received by Brookline Bancorp, Inc. no later than 4:00 p.m., Boston Time, on June 20, 2002, unless we extend this deadline. You may submit your order form by mail using the return envelope provided, by overnight courier to the indicated address on the order form, or by delivery to the stock information center. Stock order forms may not be delivered to our branch offices. Once submitted, your order is irrevocable unless the offering is terminated or extended beyond August 4, 2002.

Termination of the Offering

        The subscription offering will terminate at 4:00 p.m., Boston Time, on June 20, 2002. We expect that the community offering will terminate at the same time. We may extend this expiration date without notice to you, until August 4, 2002, unless regulators approve a later date. If the subscription offering and/or community offering extend beyond August 4, 2002, we will be required to resolicit subscriptions before proceeding with the offering.

Steps We May Take if We do Not Receive Orders for the Minimum Number of Shares

        If we do not receive orders for at least 21,675,000 shares of common stock, we may take several steps in order to sell the minimum number of shares in the offering range. Specifically, our employee benefits plans may purchase up to 8% of the shares, we may increase the purchase limitations and we may seek regulatory approval to extend the offering beyond the June 20, 2002 expiration date, provided that any such extension will require us to resolicit subscriptions received in the offering.

Purchases by Officers and Directors

        We expect our directors and executive officers, together with their families, to subscribe for 207,250 shares, which equals approximately 0.8% of the shares sold at the midpoint of the offering range. The purchase price paid by them will be the same $10.00 per share price paid by all other persons who purchase shares in the offering. Following the conversion, our directors and executive officers, together with their associates, are expected to own 2,654,205 shares of common stock, or 5.8% of our outstanding common stock if shares are sold at the midpoint of the offering range.

Benefits to Management and Potential Dilution to Stockholders Resulting from the Conversion

        We intend to implement two stock-based incentive plans no earlier than six months after the conversion, and stockholder approval of such plans would be required. The stock recognition and retention plan is a restricted stock plan that would reserve an amount equal to 4% of the shares sold in the offering, or 1,173,000 shares at the maximum of the offering range, for awards to key employees and directors, at no cost to the recipients. If the shares awarded under the stock recognition and retention plan come from authorized but unissued shares, stockholders would experience dilution of approximately 2.3% in their ownership interest in Brookline Bancorp, Inc. The second plan would be a stock option plan, and would reserve an amount equal to 10% of the shares sold in the offering, or up to 2,932,500 shares at the maximum of the offering range, for key employees and directors upon their exercise. If the shares issued upon the exercise of options come from authorized but unissued shares, stockholders would experience dilution of approximately 5.4% in their ownership interest in Brookline Bancorp, Inc. Awards made under these plans would be subject to vesting over a period of years.

        We also will convert options previously awarded under our current stock option plan into options to purchase Brookline Bancorp, Inc. common stock, with the number and exercise price to be adjusted, based on the exchange ratio. The term and vesting period of the previously awarded options will remain unchanged.

        The following table summarizes the number of shares and aggregate dollar value of grants that are expected under the new stock recognition and retention plan and the new stock option plan as a result of the conversion. A portion of the stock grants shown in the table below may be made to non-management employees.

	Number of Shares to be Granted			Dilution Resulting From Issuance of Shares for Stock Benefit Plans
			As a Percentage of Common Stock to be Sold in the Offering		Value of Grants (1)
	At Minimum of Offering Range	At Maximum of Offering Range			At Minimum of Offering Range	At Maximum of Offering Range
Recognition and retention plan	867,000	1,173,000	4%	2.3%	$8,670,000	$11,730,000
Stock option plan	2,167,500	2,932,500	10%	5.4%	—	—

Total	3,034,500	4,105,500	14%	7.5%	$8,670,000	$11,730,000

(1)
The actual value of restricted stock grants will be determined based on their fair value as of the date grants are made. For purposes of this table, fair value is assumed to be the same as the offering price of $10.00 per share. No value is given for options because their exercise price will be equal to the fair market value of the common stock on the day the options are granted. As a result, value can be realized under an option only if the market price of the common stock increases after the option grant.

        Our employee stock ownership plan will not purchase any shares in the offering unless, and only in the event, such purchase is necessary to complete the offering at the minimum of the offering range.

Market for Common Stock

        Existing publicly held shares of our common stock trade on the Nasdaq National Market under the symbol "BRKL." Upon completion of the conversion, the new shares of common stock of Brookline Bancorp, Inc. will replace existing shares and will be traded on the Nasdaq National Market. For a period of 20 trading days following completion of our offering, our symbol will be "BRKLD." Thereafter it will be "BRKL." Ryan, Beck & Co., LLC currently intends to remain a market maker in the common stock and will assist us in obtaining additional market makers.

Our Dividend Policy

        Brookline Bancorp, Inc. currently pays a cash dividend of $0.16 per share per quarter, or $0.64 per share per year. After the conversion, we intend to continue to pay cash dividends on a quarterly basis. We expect such dividends to equal $0.48, $0.42, $0.38 and $0.34 per share per year at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively, which represents an annual dividend yield of 4.8%, 4.2%,

3.8% and 3.4%, at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively, based upon a price of $10.00 per share. The amount of dividends that we intend to pay after the conversion will preserve or increase the per share dividend amount, adjusted to reflect the exchange ratio, that Brookline Bancorp, Inc. stockholders currently receive. The dividend rate and the continued payment of dividends will depend on a number of factors, including our capital requirements, our financial condition and results of operations, tax considerations, statutory and regulatory limitations, and general economic conditions. No assurance can be given that we will continue to pay dividends or that they will not be reduced in the future.

Tax Consequences

        The conversion will not be a taxable transaction to Brookline Bancorp, MHC, Brookline Bancorp, Inc., Brookline Savings Bank, existing stockholders of Brookline Bancorp, Inc., or persons eligible to subscribe in the offering, with respect to federal or state income tax.

Conditions to Completion of the Conversion

        We cannot complete our conversion and related offering unless:

  •
  The plan of conversion is approved by at least a majority of votes eligible to be cast by members of Brookline Bancorp, MHC (depositors of Brookline Savings Bank);

  •
  The plan of conversion is approved by the holders of at least two-thirds of the outstanding shares of Brookline Bancorp, Inc. common stock;

  •
  The plan of conversion is approved by at least a majority of the votes cast by stockholders of Brookline Bancorp, Inc. common stock, not including those shares held by Brookline Bancorp, MHC;

  •
  We sell at least the minimum number of shares offered; and

  •
  We receive the final approval of the Office of Thrift Supervision to complete the conversion and offering.

        Brookline Bancorp, MHC intends to vote its ownership interest in favor of the conversion. At December 31, 2001, Brookline Bancorp, MHC owned 57.6% of the outstanding common stock of Brookline Bancorp, Inc. In addition, as of May 10, 2002, directors and executive officers of Brookline Bancorp, Inc. and their associates owned 699,430 shares of Brookline Bancorp, Inc., or 2.6% of the outstanding shares. They intend to vote those shares in favor of the plan of conversion.

Additional Information

        If you have any questions regarding the conversion, please call the stock information center, toll free, at (866) 820-2755, Monday through Friday between 9 a.m. and 4 p.m., Boston Time.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
OF BROOKLINE BANCORP, INC. AND SUBSIDIARIES

        The following tables set forth selected consolidated historical financial and other data of Brookline Bancorp, Inc. for the years and at the dates indicated. On March 24, 1998, Brookline Savings Bank was reorganized from a mutual savings bank into a mutual holding company structure. Prior to that date, Brookline Bancorp, Inc. had no significant assets, liabilities or operations and, accordingly, the financial and other data prior to that date represents the consolidated financial condition and results of operations of Brookline Savings Bank. The information at December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999 is derived in part from and should be read together with the audited consolidated financial statements and notes thereto of Brookline Bancorp, Inc. beginning at page F-2 of this prospectus. The information at December 31, 1999, 1998 and 1997 and for the years ended December 31, 1998 and 1997 was derived in part from audited consolidated financial statements which are not included in this prospectus.

	At December 31,
	2001	2000	1999	1998	1997
	(In Thousands, Except Per Share Amounts)
Selected Financial Condition Data (1):
Total assets	$1,099,596	$1,036,150	$907,334	$879,027	$701,119
Loans, excluding money market loan participations	828,360	716,559	635,556	548,558	472,412
Money market loan participations	6,000	28,250	15,400	44,300	24,000
Allowance for loan losses	15,301	14,315	13,874	13,094	12,463
Debt securities:
Available for sale	146,238	125,219	100,089	102,934	89,620
Held to maturity	9,558	50,447	103,434	121,390	65,444
Marketable equity securities	17,187	24,142	28,186	30,595	28,017
Deposits	620,920	608,621	512,136	489,370	482,304
Borrowed funds	178,130	133,400	108,800	94,350	69,265
Stockholders' equity	285,445	282,585	274,800	278,222	132,757
Net unrealized gain on securities available for sale, net of taxes, included in stockholders' equity	6,720	6,244	7,759	14,416	13,739
Non-performing loans	140	—	—	332	803
Non-performing assets	1,580	—	707	2,272	3,176
Book value per common share	10.66	10.29	9.76	9.60	NA
Tangible book value per common share	10.66	10.29	9.76	9.60	NA
	Year Ended December 31,
	2001	2000	1999	1998	1997
	(In Thousands, Except Per Share Amounts)
Selected Operating Data (1):
Interest income	$75,960	$71,560	$64,809	$61,419	$54,125
Interest expense	32,904	30,572	27,162	26,160	25,858

Net interest income	43,056	40,988	37,647	35,259	28,267
Provision for loan losses	974	427	450	300	—

Net interest income after provision for loan losses	42,082	40,561	37,197	34,959	28,267
Gains on sales of securities, net	3,540	8,253	7,437	2,843	74
Other real estate owned income, net	—	172	711	251	238
Gain from termination of pension plan	3,667	—	—	—	—
Other non-interest income	2,091	1,469	966	1,111	853
Recognition and retention plan expense	(167)	(1,246)	(3,593)	—	—
Internet bank start-up expense	—	(746)	(675)	—	—
Restructuring charge relating to internet bank	(3,927)	—	—	—	—
Other non-interest expense	(16,721)	(14,831)	(9,890)	(9,181)	(8,374)

Income before income taxes	30,565	33,632	32,153	29,983	21,058
Provision for income taxes	11,231	11,998	11,362	10,831	7,327

Net income	$19,334	$21,634	$20,791	$19,152	$13,731

Income per common share:
Basic	$0.72	$0.80	$0.74	NM	NA
Diluted	0.71	0.80	0.74	NM	NA
Cash dividends paid per share	0.46	0.24	0.21	0.10	NA

(1)
Financial information at December 31, 2000 and 1999 and for the years ended December 31, 2001, 2000 and 1999 includes information related to Lighthouse Bank, an internet bank that commenced operations in 2000 and was merged into Brookline Savings Bank in July 2001. See notes 18 and 19 of the notes to the consolidated financial statements.

NA
– Not Applicable

NM
– Not Meaningful. Earnings per share is not presented for the period from March 24, 1998 (the date of conversion to stock ownership) through December 31, 1998 as the earnings per share calculation for that period is not meaningful. Earnings per share is not presented for the periods prior to the conversion to stock form since no stock was outstanding.

	At and For the Year Ended December 31,
	2001	2000	1999	1998	1997
	(Dollars in Thousands)
Selected Performance Ratios:
Return on average assets (ratio of net income to average total assets)	1.80%	2.29%	2.31%	2.33%	2.02%
Return on average stockholders' equity (ratio of net income to average stockholders' equity):
Exclusive of net unrealized gains on securities available for sale, net of income taxes	6.89	7.99	7.81	8.36	12.21
Inclusive of net unrealized gains on securities available for sale, net of income taxes	6.74	7.83	7.47	7.88	11.19
Interest rate spread during the period (1) (2)	2.83	2.95	2.69	2.76	3.08
Net interest margin during the period (1) (3)	4.10	4.43	4.21	4.28	4.09
Average interest-earning assets to average interest-bearing liabilities	140.56	145.01	150.31	147.60	126.12
Efficiency ratio (4)	28.90	25.63	25.15	25.07	28.45
Non-interest expenses to average assets (5)	1.56	1.65	1.17	1.11	1.23
Dividend payout ratio (dividends declared per share divided by net income per share) (6)	63.89	30.00	28.38	NM	NA
Capital Ratios:
Stockholders' equity to total assets at end of period	25.96%	27.27%	30.29%	31.65%	18.94%
Tier 1 core capital ratio at end of period (7)	21.75	22.37	24.57	25.86	17.82
Asset Quality Ratios:
Non-performing assets to total assets at end of period	0.14%	—%	0.08%	0.26%	0.45%
Non-performing loans to total loans at end of period	0.02	—	—	0.06	0.16
Allowance for loan losses to total loans at end of period	1.83	1.92	2.13	2.21	2.51
Allowance for loan losses to total non-performing loans at end of period (8)	NM	NM	NM	NM	NM
Ratio of net charge-offs (recoveries) during the period to average loans outstanding during the period	—	—	(0.05)	(0.06)	(0.03)
Office and Deposit Data:
Number of full-service offices at end of period	6	6	5	5	5
Average deposits per branch at end of period	$103,487	$101,437	$102,427	$97,874	$96,461

(1)
Calculated on a fully-taxable equivalent basis.

(2)
Interest rate spread represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities.

(3)
Net interest margin represents net interest income as a percent of average interest-earning assets.

(4)
Represents the ratio of non-interest expenses (exclusive of restructuring charge and recognition and retention plan expense) divided by the sum of net interest income and non-interest income (exclusive of gains on sales of securities). Lighthouse Bank's income and expenses are excluded.

(5)
Represents the ratio of non-interest expenses (exclusive of restructuring charge and recognition and retention plan expenses) divided by total average assets.

(6)
Not presented for the year ended December 31, 1998 since dividends were paid only in the last two quarters of 1998. Conversion to stock ownership occurred on March 24, 1998.

(7)
This regulatory ratio relates only to Brookline Savings Bank.

(8)
NM = Not meaningful. Exceeds 1,000% at end of each period.

RECENT DEVELOPMENTS

        The following tables set forth certain financial and other information of Brookline Bancorp, Inc. as of the dates and for the periods indicated. The financial data as of December 31, 2001 has been derived in part from the audited consolidated financial statements and notes thereto of Brookline Bancorp, Inc. beginning at page F-2 of this prospectus. The financial data as of March 31, 2002 and 2001 and for the three-month periods then ended has been derived in part from unaudited consolidated financial statements of Brookline Bancorp, Inc. which, in the opinion of management, include all adjustments (consisting of normal recurring accruals) necessary for the fair presentation of such information. The results of operations for the three months ended March 31, 2002 are not necessarily indicative of the results of operations which may be expected for the year ending December 31, 2002.

	At March 31, 2002	At December 31, 2001
	(In Thousands, Except Per Share Amounts)
Selected Financial Condition Data:
Total assets	$1,129,794	$1,099,596
Loans, excluding money market loan participations	819,860	828,360
Money market loan participations	10,000	6,000
Allowance for loan losses	15,212	15,301
Debt securities:
Available for sale	186,787	146,238
Held to maturity	8,547	9,558
Marketable equity securities	18,329	17,187
Deposits	640,409	620,920
Borrowed funds	178,970	178,130
Stockholders' equity	289,635	285,445
Net unrealized gain on securities available for sale, net of taxes, included in stockholders' equity	6,798	6,720
Non-performing loans	5	140
Non-performing assets	5	1,580
Book value per common share	10.81	10.66
Tangible book value per common share	10.81	10.66
	Three Months Ended March 31,
	2002	2001
	(In Thousands, Except Per Share Amounts)
Selected Operating Data:
Interest income	$17,351	$19,539
Interest expense	6,680	8,905

Net interest income	10,671	10,634
Provision (credit) for loan losses	(100)	164

Net interest income after provision (credit) for loan losses	10,771	10,470
Gains on sales of securities, net	922	2,802
Other non-interest income	582	286
Recognition and retention plan expense	(40)	(42)
Other non-interest expense	(3,680)	(4,629)

Income before income taxes	8,555	8,887
Provision for income taxes	3,077	3,256

Net income	$5,478	$5,631

Income per common share:
Basic	$0.21	$0.21
Diluted	0.21	0.21
Cash dividends paid per share	0.16	0.07

	At and For the Three Months Ended March 31,
	2002	2001
	(Dollars in Thousands)
Selected Performance Ratios:
Return on average assets (ratio of net income to average total assets)	1.97%	2.15%
Return on average stockholders' equity (ratio of net income to average stockholders' equity):
Exclusive of net unrealized gains on securities available for sale, net of income taxes	7.80	8.08
Inclusive of net unrealized gains on securities available for sale, net of income taxes	7.61	7.89
Interest rate spread during the period (1)	2.88	2.68
Net interest margin during the period (1)	3.88	4.15
Average interest-earning assets to average interest bearing liabilities	139.15	140.82
Efficiency ratio	32.70	29.09
Non-interest expenses to average assets	1.34	1.78
Dividend payout ratio (dividends declared per share divided by net income per share)	76.19	33.33
Capital Ratios:
Stockholders' equity to total assets at end of period	25.64%	26.94%
Tier 1 core capital ratio at end of period	21.50	22.21
Asset Quality Ratios:
Non-performing assets to total assets at end of period	—%	—%
Non-performing loans to total loans at end of period	—	—
Allowance for loan losses to total loans at end of period	1.83	1.84
Ratio of net charge-offs during the period to average loans outstanding during the period	—	—
Office and Deposit Data:
Number of full-service offices at end of period	6	6
Average deposits per branch at end of period	$106,735	$104,666

(1)
Calculated on a fully-taxable equivalent basis.

Comparison of Financial Condition at March 31, 2002 and December 31, 2001

        Total Assets.    Total assets increased $30.2 million, or 2.7%, from $1.100 billion at December 31, 2001 to $1.130 billion at March 31, 2002. The growth occurred in the investment portfolio, part of which was offset by a decline in the loan portfolio.

        Loans.    Excluding money market loan participations, the loan portfolio declined $8.5 million, or 1.0%, to $819.9 million. Of this decline, $3.2 million related to residential mortgage loans and $3.3 million to construction loans. During the quarter, loans paid off in entirety were $23.8 million, a level higher than what we normally experience.

        Investment Securities.    Securities available for sale and held to maturity increased $40.7 million, or 23.5%, from $173.0 million at December 31, 2001 to $213.7 million at March 31, 2002. Short-term investments declined $6.2 million between those dates. We increased our investment in collateralized mortgage obligations by $21.9 million to $100.5 million. All of the purchases were part of the first tranche of securities issued by U.S. Government agencies backed by mortgage pools. The tranches (or slices) have priority rights to cash flows, usually mature in the three year range and are commonly classified as "PAC-1-1" securities. We also increased our investment in debt obligations issued by U.S. Government agencies by $21.6 million to $35.7 million. These obligations generally mature within two to three years.

        Deposits.    Total deposits were $640.4 million at March 31, 2002 compared to $620.9 million at December 31, 2001, an increase of $19.5 million, or 3.1%. Between those dates, transaction deposit accounts increased $6.9 million (1.9%) and certificates of deposit increased $12.6 million (4.9%). The deposit growth resulted primarily from several initiatives that enhanced our product offerings.

        Stockholders' Equity.    Total stockholders' equity increased from $285.4 million at December 31, 2001 to $289.6 million at March 31, 2002 primarily as a result of net earnings for the quarter of $5.5 million, net of cash dividends paid to stockholders of $1.7 million. During the quarter, 29,494 stock options were exercised resulting in capital proceeds of $220,000. No shares of our common stock were repurchased during the quarter.

Comparison of Operating Results for the Three Months Ended March 31, 2002 and 2001

        Net Income.    Net income was $5.5 million, or $0.21 per share, for the three months ended March 31, 2002 compared to $5.6 million, or $0.21 per share, for the three months ended March 31, 2001. Basic and diluted earnings per share were the same in each of the quarterly periods. The 2002 and 2001 quarters included net securities gains of $922,000 ($591,000 on an after-tax basis, or $0.02 per share) and $2.8 million ($1.7 million on an after-tax basis, or $0.07 per share), respectively. The 2001 quarter also included an after-tax net operating loss of $751,000 ($0.03 per share) related to Lighthouse Bank, our internet-only bank subsidiary that was merged into Brookline Savings Bank on July 17, 2001. Excluding the securities gains and the net operating loss of Lighthouse Bank, net income was $4.9 million ($0.19 per share) in the 2002 quarter, an increase of $268,000 (5.8%), or $0.02 per share (11.8%), over the $4.7 million ($0.17 per share) earned in the 2001 quarter.

        Average Earning Assets.    While average earning assets were $65.2 million, or 6.3%, higher in the 2002 quarter than in the 2001 quarter, average loans outstanding were $97.7 million, or 13.5%, higher between the three month periods. Average deposits outstanding grew modestly ($10.1 million, or 1.7%) and average borrowings grew $45.5 million (34.1%) between the three month periods. The loan growth was funded by the increase in deposits and borrowings and a decrease in investment securities, notably a $27.8 million decline in average money market loan participations outstanding between the three month periods.

        Interest Rate Spread.    Interest rate spread improved from 2.68% in the 2001 first quarter to 2.88% in the 2002 first quarter, but declined from 2.97% in the fourth quarter of 2001. The improved spread from a year ago was due in part to (a) an increase in the percent of average loans outstanding to total average interest-earning assets from 70% in the 2001 first quarter to 75% in the 2002 first quarter and (b) interest-bearing liabilities repricing downward more significantly than interest-earning assets. It is expected that the rate reductions initiated by the Federal Reserve in 2001 will continue to cause a decline in the average yield on our earning assets and in the rates paid on our deposits and borrowed funds. The impact of these expected changes on interest rate spread will depend on the maturities and dates of repricing of our loans, investments, deposits and borrowed funds.

        Net Interest Margin.    Net interest margin declined from 4.15% in the 2001 quarter to 3.88% in the 2002 quarter. The decline is attributable to the factors described above in the interest rate spread section and to a 129 basis point decline in the average yield realized on earning assets. Since a significant part of our assets is funded by stockholders' equity for which there is no interest cost, a decline in asset yield of this magnitude has a negative effect on net interest income and net interest margin. Average stockholders' equity as a percent of total interest-earning assets was 26.2% in the 2002 quarter and 27.7% in the 2001 quarter.

        Interest Income.    Total interest income was $17.3 million in the 2002 quarter compared to $19.5 million in the 2001 quarter, a decline of $2.2 million, or 11.2%. The additional income resulting from growth in the average amount of interest-earning assets ($65.2 million, or 6.3%) was more than offset by the reduction in income resulting from the decline in overall asset yield from 7.61% in the 2001 quarter to 6.32% in the 2002 quarter.

        Interest income on loans, excluding money market loan participations, was $14.4 million in the 2002 quarter compared to $15.0 million in the 2001 quarter, a decline of $525,000, or 3.5%. Despite loan growth of $97.7 million (13.5%) between the two quarterly periods, income declined because of the reduction in the average yield earned on loans from 8.27% in the 2001 quarter to 7.03% in the 2002 quarter.

        The average balances invested in short-term investments increased from $72.6 million in the 2001 quarter to $82.3 million in the 2002 quarter. Interest income, however, declined from $1.0 million in the 2001 quarter to $351,000 in the 2002 quarter as yields earned were reduced from 5.79% to 1.73%. The yield reductions were attributable to the actions of the Federal Reserve in reducing the benchmark federal funds rate eleven times during 2001.

        The average balances invested in money market loan participations declined from $35.6 million in the 2001 quarter to $7.9 million in the 2002 quarter and the yields earned on those balances declined from 6.13% to 1.91%. Lesser balances were invested in this type of asset because of shrinkage in available offerings meeting our investment criteria. The decline in rates earned was due to the same reason cited above for short-term investments.

        Interest income on debt securities was $2.3 million in the 2002 quarter and $2.7 million in the 2001 quarter as a result of a decline in the average balances invested ($158.1 million compared to $168.3 million) and a decline in the yield earned (5.68% compared to 6.36%).

        Interest Expense.    Interest expense on deposits was $4.1 million in the 2002 quarter, a 40.5% decrease from the $6.9 million expended in the 2001 quarter. The increase in expense resulting from higher average deposit balances ($609.6 million compared to $599.4 million) was more than offset by the effect of the lower average rates paid on those deposits (2.71% compared to 4.64%).

        Average borrowings from the FHLB increased from $133.4 million in the 2001 quarter to $178.9 million in the 2002 quarter. The average rates paid on those balances were 6.23% and 5.91%, respectively.

        Provision (Credit) for Loan Losses.    A credit for loan losses of $100,000 was taken to earnings in the 2002 quarter compared to a provision of $164,000 charged to earnings in the 2001 quarter. The credit resulted from the decline in loans outstanding during the 2002 quarter and $20,000 in recovery of loans previously charged-off. The provision in the 2001 quarter was attributable to growth of the loan portfolio.

        Non-Interest Income.    Gains on sales and repayment of securities were $922,000 in the 2002 quarter and $2.8 million in the 2001 quarter. The 2002 quarter included a $495,000 recovery of a write-down in the carrying value of a defaulted corporate bond that was charged to earnings in the second quarter of 2001. The recovery was credited to income upon full payment of the defaulted bond. The remainder of the gains in the 2002 quarter and all of the gains in the 2001 quarter resulted from sales of marketable equity securities.

        Fees and charges increased from $297,000 in the 2001 quarter to $368,000 in the 2002 quarter as a result of higher fees from loan prepayments ($49,000) and deposit related services.

        We account for our outstanding swap agreement on a fair value basis. As a result, $53,000 was credited to earnings in the 2002 quarter and $142,000 was charged to earnings in the 2001 quarter.

        Non-Interest Expense.    Non-interest expense declined from $4.7 million in the 2001 quarter to $3.7 million in the 2002 quarter. The 2001 quarter included $1.6 million representing the operating expenses of Lighthouse Bank (see note 18 of the notes to the consolidated financial statements in this prospectus). Excluding such expenses, total non-interest expense was $3.1 million in the 2001 quarter, or $645,000 less than the 2002 quarter. The 2002 quarter included expenses for personnel who continue to operate a call center previously established by Lighthouse Bank, data processing costs for the servicing of Lighthouse Bank's loan and deposit accounts that were merged into Brookline Savings Bank, higher occupancy costs resulting from lease renewals and higher regulatory assessments ($35,000) attributable to our charter conversion.

        Income Taxes.    The effective rate of income taxes was 36.0% in the 2002 quarter compared to 36.6% in the 2001 quarter. The rate of state income taxes was low in both quarterly periods because of utilization of a real estate investment subsidiary and investment security subsidiaries.

RISK FACTORS

You should consider carefully the following risk factors in evaluating an investment in the common stock.

The Future Price of the Common Stock May be Less Than the Purchase Price in the Offering.

        We cannot assure you that if you purchase common stock in the offering you will be able to sell it later at or above the purchase price in the offering. The final aggregate purchase price of the common stock in the conversion will be based on an independent appraisal. The appraisal is not intended, and should not be construed, as a recommendation of any kind as to the advisability of purchasing shares of common stock. The valuation is based on estimates and projections of a number of matters, all of which are subject to change from time to time.

Our Commercial Real Estate and Multi-Family Loans Expose Us to Increased Lending Risks.

        At December 31, 2001, our portfolio of commercial real estate loans totaled $272.1 million, or 31.1% of total gross loans, exclusive of money market loan participations ("gross loans"), and our portfolio of multi-family loans totaled $339.0 million, or 38.7% of gross loans. Commercial real estate and multi-family loans generally expose a lender to greater risk of non-payment and loss than one-to-four family residential mortgage loans because repayment of the loans often depends on the successful operations and the income stream of the borrowers. Such loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to one-to-four family residential mortgage loans. Also, many of our borrowers have more than one commercial real estate or multi-family loan outstanding with us. Upon completion of the offering, we intend to increase the maximum amount that we will loan to any single borrower or group of related borrowers, which will further increase our exposure to risk associated with our largest credit relationships. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss compared to an adverse development with respect to a one-to-four family residential mortgage loan.

Our Loans are Geographically Concentrated. A Future Economic Downturn in Our Market Area Could Negatively Impact Our Operations.

        Our loans are concentrated primarily in the greater Boston metropolitan area and eastern Massachusetts. Commercial real estate and multifamily loans can be particularly affected by the local economy and unemployment rates. A sustained downturn in our real estate market or general economic conditions could result in increased loan delinquencies, which can lag the onset of economic downturns. An economic downturn may also reduce the amount of customer funds on deposit and loan demand and could negatively impact our expansion plans.

Our Ability To Grow May Be Limited If We Cannot Make Acquisitions.

        We intend to expand our banking franchise by acquiring other financial institutions or branches and other financial service companies. To date, we have not made any such acquisitions. Our ability to grow through selective acquisitions of other financial institutions or branches will depend on successfully identifying, acquiring and integrating them. We cannot assure you that we will be able to identify attractive acquisition candidates, make acquisitions on favorable terms or successfully integrate any acquired institutions or branches into our banking organization. We currently have no specific plans, arrangements or understandings regarding any such expansions or acquisitions.

If Our Allowance for Loan Losses is Not Sufficient to Cover Actual Loan Losses, Our Earnings Could Decrease.

        Our loan customers may not repay their loans according to their terms and the collateral securing the payment of these loans may be insufficient to pay any remaining loan balance. We may experience significant loan losses, which could have a material adverse effect on our operating results. We make various assumptions and judgments about the collectibility of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. In determining the amount of the allowance for loan losses, we review our loans and our loss and delinquency experience, and we evaluate economic conditions. If our assumptions are incorrect, our allowance for loan losses may not be sufficient to cover losses inherent in our loan portfolio, resulting in additions to our allowance. Material additions to our allowance would materially decrease our net income.

        In addition, the Office of Thrift Supervision periodically reviews our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs. Any increase in our allowance for loan losses or loan charge-offs as required by the Office of Thrift Supervision could have a material adverse effect on our results of operations and financial condition.

Changes in Interest Rates Could Adversely Affect Our Results of Operations and Financial Condition.

        Our results of operations and financial condition are significantly affected by changes in interest rates. Our results of operations depend substantially on our net interest income, which is the difference between the interest income earned on our interest-earning assets and the interest expense paid on our interest-bearing liabilities. Because our interest-bearing liabilities generally reprice or mature more quickly than our interest-earning assets, an increase in interest rates generally would result in a decrease in our net interest income.

        Changes in interest rates also affect the value of our interest-earning assets, and in particular our securities portfolio. Generally, the value of securities fluctuates inversely with changes in interest rates. At December 31, 2001, our securities available for sale totaled $163.4 million. Unrealized gains and losses on securities available for sale are reported as a separate component of stockholders' equity. Decreases in the fair value of securities available for sale, therefore, could have an adverse effect on stockholders' equity.

        We also are subject to reinvestment risk associated with changes in interest rates. Changes in interest rates may affect the average life of loans and mortgage-related securities. Decreases in interest rates can result in increased prepayments of loans and mortgage-related securities, as borrowers refinance to reduce borrowing costs. Under these circumstances, we are subject to reinvestment risk to the extent that we are unable to reinvest the cash received from such prepayments at rates that are comparable to the rates on existing loans and securities. Additionally, increases in interest rates may decrease loan demand and make it more difficult for borrowers to repay adjustable rate loans.

Our Return on Stockholders' Equity Will Be Low Compared to Other Financial Institutions. This Could Adversely Affect the Trading Price of Our Common Stock.

        Net income divided by average stockholders' equity, known as "return on equity," is a ratio many investors use to compare the performance of a financial institution to its peers. We expect our return on equity to decrease as compared to our performance in recent years until we are able to leverage the additional capital raised in the offering. Until we can increase our net interest income and non-interest income, we expect our return on equity to be below the industry average, which may negatively impact the value of our common stock.

The Implementation of Stock-Based Benefit Plans May Dilute Your Ownership Interest.

        We intend to adopt a stock option plan and recognition and retention plan following the offering. These stock benefit plans will be funded either through open market purchases, if permitted, or from the issuance of authorized but unissued shares. Stockholders will experience a reduction or dilution in ownership interest of 7.5% in the event newly issued shares are used to fund stock options and stock awards made under the recognition and retention plan.

Our Recognition and Retention Plan Will Increase Our Costs, Which Will Reduce Our Profitability and Stockholders' Equity.

        We intend to implement a recognition and retention plan after the offering. Under this plan, our officers and directors may be awarded, at no cost to them, shares of common stock in an aggregate amount equal to 4% of the shares sold in the offering. We must recognize expense for shares awarded over their vesting period at the fair market value of the shares on the date they are awarded. The recognition and retention plan may not be implemented until at least six months after the offering. If the plan is adopted within twelve months after the offering, it is subject to Office of Thrift Supervision regulations. Assuming the shares of common stock to be awarded under the plan are repurchased in the open market and cost the same as the purchase price in the offering, the reduction to stockholders' equity from the plan would be between $8.7 million at the minimum of the offering range and $13.5 million at the adjusted maximum of the offering range.

Strong Competition Within Our Market Area May Limit Our Growth and Profitability.

        Competition in the banking and financial services industry is intense. We compete in our market area with commercial banks, savings institutions, mortgage banks, credit unions, finance companies, mutual funds, insurance companies, and brokerage and investment banking firms. Many of these competitors have substantially greater resources and lending limits than we have and may offer certain services that we do not provide. Our profitability depends upon our continued ability to successfully compete in our market area.

We Have Broad Discretion in Allocating the Proceeds of the Offering. Our Failure to Effectively Utilize Such Proceeds Could Reduce Our Profitability.

        Brookline Bancorp, Inc. intends to contribute approximately 50% of the net proceeds of the offering to Brookline Savings Bank. Brookline Bancorp, Inc. may use the remaining net proceeds to finance the acquisition of other financial institutions, pay dividends to stockholders, repurchase common stock, purchase investment securities, or for other general corporate purposes. Brookline Bancorp, Inc. may use a portion of the net proceeds to fund the employee stock ownership plan if the employee stock ownership plan purchases shares in the offering. Brookline Savings Bank may use the proceeds it receives to establish or acquire new branches, acquire financial institutions, fund new loans, purchase investment securities, or for general corporate purposes. We have not allocated specific amounts of proceeds for any of these purposes, and we will have significant flexibility in determining how much of the net proceeds we apply to different uses and the timing of such applications. Our failure to utilize these funds effectively could reduce our profitability.

We Operate in a Highly Regulated Environment and We May be Adversely Affected by Changes in Laws and Regulations.

        We are subject to extensive regulation, supervision and examination by the Office of Thrift Supervision, our chartering authority, and by the Federal Deposit Insurance Corporation, as insurer of our deposits. As a savings and loan holding company, Brookline Bancorp, Inc. is subject to regulation and supervision by the Office of Thrift Supervision. Such regulation and supervision govern the activities in which an institution and its holding company may engage, and are intended primarily for the protection of the insurance fund and depositors. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on the operation of an institution, the classification of assets by the institution and determination of the level of an institution's allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations or legislation, may have a material impact on our operations.

Once Submitted, Your Purchase Order May Not be Revoked Unless the Stock Offering is Terminated or Extended Beyond August 4, 2002.

        Funds submitted in connection with the purchase of common stock in the offering will be held by Brookline Bancorp, Inc. until the termination or completion of the offering, including any extension of the expiration date. Because completion of the offering will be subject to an update of the independent appraisal and other factors, there may be one or more delays in completing the offering. Orders submitted in the offering are irrevocable, and subscribers will have no access to subscription funds and/or shares of common stock unless the stock offering is terminated, or extended beyond August 4, 2002.

Various Factors May Make Takeover Attempts More Difficult to Achieve.

        Our board of directors has no current intention to sell control of Brookline Bancorp, Inc. Provisions of our certificate of incorporation and bylaws, federal and state regulations and various other factors may make it more difficult for companies or persons to acquire control of Brookline Bancorp, Inc. without the consent of our board of directors. It is possible, however, that you would want a takeover attempt to succeed because, for example, a potential acquiror could offer a premium over the then prevailing price of our common stock. The factors that may discourage takeover attempts or make them more difficult include:

  •
  Office of Thrift Supervision regulations.  Office of Thrift Supervision regulations prohibit, for three years following the completion of a mutual-to-stock conversion, the acquisition of more than 10% of any class of equity security of a converted institution without the prior approval of the Office of Thrift Supervision. The charter of Brookline Savings Bank also will include a provision for a period of five years after the conversion, that prohibits any person from acquiring or offering to acquire, directly or indirectly, more than 10% of any class of equity security of Brookline Savings Bank.

  •
  Certificate of incorporation and statutory provisions.  Provisions of the certificate of incorporation and bylaws of Brookline Bancorp, Inc. and the corporate law of the State of Delaware, may make it more difficult and expensive to pursue a takeover attempt that management opposes. These provisions also make more difficult the removal of our current board of directors or management, or the appointment of new directors. These provisions include: limitations on voting rights of beneficial owners of more than 10% of our common stock; supermajority voting requirements for certain business combinations; and the election of directors to staggered terms of three years. Our bylaws also contain provisions regarding the timing and content of stockholder proposals and nominations and qualification for service on the board of directors.

  •
  Required change in control payments.  We have entered into employment agreements and change of control agreements with certain executive officers that will require payments to be made to them in the event their employment is terminated following a change in control of Brookline Bancorp, Inc. or Brookline Savings Bank. These payments may have the effect of increasing the costs of acquiring Brookline Bancorp, Inc., thereby discouraging future attempts.

FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements, which can be identified by the use of such words as estimate, project, believe, intend, anticipate, plan, seek, expect and similar expressions. These forward-looking statements include:

  •
  statements of our goals, intentions and expectations;

  •
  statements regarding our business plans, prospects, growth and operating strategies;

  •
  statements regarding the asset quality of our loan and investment portfolios; and

  •
  estimates of our risks and future costs and benefits.

        These forward-looking statements are subject to significant risks, assumptions and uncertainties, including, among other things, the following important factors that could affect the actual outcome of future events:

  •
  general economic conditions, either nationally or in our market areas, that are worse than expected;

  •
  significantly increased competition among depository and other financial institutions;

  •
  inflation and changes in the interest rate environment that reduce our margins or reduce the fair value of financial instruments;

  •
  adverse changes in the securities markets;

  •
  legislative or regulatory changes that adversely affect our business;

  •
  our ability to enter new markets successfully and capitalize on growth opportunities;

  •
  changes in consumer spending, borrowing and savings habits;

  •
  changes in accounting policies and practices, as may be adopted by the bank regulatory agencies and the Financial Accounting Standards Board; and

  •
  changes in our organization, compensation and benefit plans.

        Because of these and other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements. We discuss some of these uncertainties and others in "Risk Factors" beginning on page 19.

HOW WE INTEND TO USE THE PROCEEDS FROM THE OFFERING

        Although we cannot determine what the actual net proceeds from the sale of the common stock in the offering will be until the offering is completed, we anticipate that the net proceeds will be between $213.5 million and $289.2 million, or $332.8 million if the offering range is increased by 15%. Brookline Bancorp, Inc. estimates that it will invest in Brookline Savings Bank between $106.7 million and $144.6 million, or $166.4 million if the offering range is increased by 15%. Brookline Bancorp, Inc. intends to retain approximately 50% of the net proceeds.

        A summary of the anticipated net proceeds at the minimum, midpoint, maximum and adjusted maximum of the offering range and anticipated distribution of the net proceeds is as follows:

	Minimum	Midpoint	Maximum	Adjusted Maximum
	(In Thousands)
Offering proceeds	$216,750	$255,000	$293,250	$337,237
Less offering expenses	3,281	3,664	4,046	4,486

Net offering proceeds	$213,469	$251,336	$289,204	$332,751

Distribution of net proceeds:
To Brookline Savings Bank	$106,735	$125,668	$144,602	$166,376
Retained by Brookline Bancorp, Inc.	106,734	125,668	144,602	166,375

	$213,469	$251,336	$289,204	$332,751

        Payments for shares made through withdrawals from existing deposit accounts will not result in the receipt of new funds for investment but will result in a reduction of Brookline Savings Bank's deposits. The net proceeds may vary because total expenses relating to the offering may be more or less than our estimates. For example, our expenses would increase if a syndicated community offering is used to sell shares not purchased in the subscription offering and community offering. The net proceeds also will vary if the number of shares to be sold in the offering is adjusted to reflect a change in the estimated pro forma market value of Brookline Bancorp, Inc.

  Brookline Bancorp, Inc. May Use the Proceeds it Retains From the Offering:

  •
  to finance the acquisition of financial institutions or branches and other financial service companies, although no transactions are specifically being considered at this time;

  •
  to pay cash dividends to stockholders;

  •
  to repurchase its common stock;

  •
  to invest in securities; and

  •
  for other general corporate purposes.

        Under current Office of Thrift Supervision regulations, we may not repurchase shares of our common stock during the first year following the conversion, except when extraordinary circumstances exist and with prior regulatory approval.

  Brookline Savings Bank May Use the Proceeds it Receives From the Offering:

  •
  to fund new loans, including multi-family residential and commercial mortgage loans, single-family mortgage loans, commercial business loans and consumer loans;

  •
  to expand its retail banking franchise, by establishing or acquiring new branches or by acquiring other financial institutions, or other financial service companies, although no transactions are specifically being considered at this time;

  •
  to support new products and services;

  •
  to invest in securities; and

  •
  for other general corporate purposes.

OUR DIVIDEND POLICY

        Brookline Bancorp, Inc. currently pays a cash dividend of $0.16 per share per quarter, or $0.64 per share per year. After the conversion, we intend to continue to pay cash dividends on a quarterly basis. We expect such dividends to equal $0.48, $0.42, $0.38 and $0.34 per share per year at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively, which represents an annual dividend yield of 4.8%, 4.2%, 3.8% and 3.4% at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively, based upon a stock price of $10.00 per share. The amount of dividends that we intend to pay to our stockholders following the conversion is intended to preserve or increase the per share dividend amount, adjusted to reflect the exchange ratio, that our stockholders currently receive on their Brookline Bancorp, Inc. common stock. The dividend rate and the continued payment of dividends will depend on a number of factors including our capital requirements, our financial condition and results of operations, tax considerations, statutory and regulatory limitations, and general economic conditions. We cannot assure you that we will not reduce or eliminate dividends in the future.

        Under the rules of the Office of Thrift Supervision, Brookline Savings Bank will not be permitted to pay dividends on its capital stock to Brookline Bancorp, Inc., its sole stockholder, if Brookline Savings Bank's stockholder's equity would be reduced below the amount of the liquidation account. See "The Conversion—Liquidation Rights." For information concerning federal and state law and regulations regarding the ability of Brookline Savings Bank to make capital distributions, including the payment of dividends, to Brookline Bancorp, Inc., see "Taxation—Federal Taxation" and "Supervision and Regulation—Federal Banking Regulation."

        Unlike Brookline Savings Bank, Brookline Bancorp, Inc. is not restricted by Office of Thrift Supervision regulations on the payment of dividends to its stockholders, although the source of dividends will depend on the net proceeds retained by Brookline Bancorp, Inc. and earnings thereon, and upon dividends from Brookline Savings Bank. Brookline Bancorp, Inc., however, is subject to the requirements of Delaware law, which generally limits dividends to an amount equal to the excess of its stockholders' equity over its statutory capital or, if there is no excess, to its net earnings for the current and/or immediately preceding fiscal year.

        Additionally, we have committed to the Office of Thrift Supervision that during the one-year period following the completion of the conversion, Brookline Bancorp, Inc. will not take any action to declare an extraordinary dividend to our stockholders that would be treated by such stockholders as a tax-free return of capital for federal income tax purposes, without prior approval of the Office of Thrift Supervision.

MARKET FOR THE COMMON STOCK

        Brookline Bancorp, Inc. common stock is currently listed on the Nasdaq National Market under the symbol "BRKL," and there is an established market for such common stock. At May 10, 2002, we had 16 market makers, including Ryan, Beck & Co., LLC. Upon completion of the conversion, the new shares of common stock of Brookline Bancorp, Inc. will replace existing shares and be traded on the Nasdaq National Market. Ryan, Beck & Co., LLC intends to remain a market maker in Brookline Bancorp, Inc. common stock following the conversion. Ryan, Beck & Co., LLC also will assist Brookline Bancorp, Inc. in obtaining other market makers after the conversion. We cannot assure you that other market makers will be obtained or that an active and liquid trading market for the common stock will develop or, if developed, will be maintained. For a period of 20 trading days following completion of our offering, our symbol will be "BRKLD," after which it will be "BRKL."

        The development of a public market having the desirable characteristics of depth, liquidity and orderliness depends on the existence of willing buyers and sellers, the presence of which is not within our control or that of any market maker. The number of active buyers and sellers of our common stock at any particular time may be limited, which may have an adverse effect on the price at which our common stock can be sold. There can be no assurance that persons purchasing the common stock will be able to sell their shares at or above the $10.00 price per share in the offering. Purchasers of our common stock should have a long-term investment intent and should recognize that there may be a limited trading market in the common stock.

        The following table sets forth the high and low trading prices for Brookline Bancorp, Inc. common stock and cash dividends paid per share for the periods indicated. As of December 31, 2001, there were 11,347,199 publicly held shares of Brookline Bancorp, Inc. common stock issued and outstanding. In connection with the conversion, each existing share of common stock of Brookline Bancorp, Inc. will be converted into a number of new shares of common stock, based upon the exchange ratio that is described in other parts of this prospectus.

Year Ended December 31, 2001	High	Low	Dividend Paid Per Share
Fourth quarter	$16.75	$14.45	$0.16
Third quarter	17.25	14.00	0.16
Second quarter	14.95	12.80	0.07
First quarter	14.50	10.88	0.07
Year Ended December 31, 2000	High	Low	Dividend Paid Per Share
Fourth quarter	$12.44	$10.25	$0.06
Third quarter	12.81	10.50	0.06
Second quarter	11.81	8.63	0.06
First quarter	10.00	9.00	0.06

        At April 3, 2002, the business day immediately preceding the public announcement of the conversion, and at May 10, 2002, the closing prices of Brookline Bancorp, Inc. common stock as reported on the Nasdaq National Market were $17.00 per share and $26.05 per share, respectively. At May 10, 2002, Brookline Bancorp, Inc. had approximately 1,666 stockholders of record. On the effective date of the conversion, all publicly held shares of Brookline Bancorp, Inc. common stock, including shares held by our officers and directors, will be converted automatically into and become the right to receive a number of shares of Brookline Bancorp, Inc. common stock determined pursuant to the exchange ratio. See "The Conversion—Share Exchange Ratio." Options to purchase shares of Brookline Bancorp, Inc. common stock will be converted into options to purchase a number of shares of Brookline Bancorp, Inc. common stock determined pursuant to the exchange ratio, for the same aggregate exercise price. See "Beneficial Ownership of Common Stock."

HISTORICAL AND PRO FORMA REGULATORY CAPITAL COMPLIANCE

        At December 31, 2001, Brookline Savings Bank exceeded all of the applicable regulatory capital requirements. The table below sets forth the historical equity capital and regulatory capital of Brookline Savings Bank at December 31, 2001 and the pro forma regulatory capital of Brookline Savings Bank, assuming the indicated number of shares were sold as of such date at $10.00 per share and Brookline Savings Bank received 50% of the net conversion proceeds.

			Pro Forma at December 31, 2001
	Brookline Savings Bank Historical at December 31, 2001		Minimum		Midpoint		Maximum		Maximum as Adjusted (1)
	Amount	Percent of Assets (2)	Amount	Percent of Assets (2)	Amount	Percent of Assets (2)	Amount	Percent of Assets (2)	Amount	Percent of Assets (2)
	(Dollars in Thousands)
Equity capital	$232,505	21.99%	$347,768	29.66%	$366,702	30.78%	$385,636	31.86%	$407,410	33.07%

Tangible capital	$228,626	21.71%	$343,889	29.43%	$362,823	30.56%	$381,757	31.65%	$403,531	32.86%
Tangible requirement	15,799	1.50	17,528	1.50	17,812	1.50	18,096	1.50	18,422	1.50

Excess	$212,827	20.21%	$326,361	27.93%	$345,011	29.06%	$363,661	30.15%	$385,109	31.36%

Core capital	$228,626	21.71%	$343,889	29.43%	$362,823	30.56%	$381,757	31.65%	$403,531	32.86%
Core requirement (3)	42,130	4.00	46,740	4.00	47,498	4.00	48,255	4.00	49,126	4.00

Excess	$186,496	17.71%	$297,149	25.43%	$315,325	26.56%	$333,502	27.65%	$354,405	28.86%

Total capital (4)	$241,306	28.21%	$356,569	39.05%	$375,503	40.70%	$394,437	42.32%	$416,211	44.14%
Risk-based requirement	68,443	8.00	73,054	8.00	73,811	8.00	74,568	8.00	75,439	8.00

Excess	$172,863	20.21%	$283,515	31.05%	$301,692	32.70%	$319,869	34.32%	$340,772	36.14%

(1)
As adjusted to give effect to an increase in the number of shares which could occur due to a 15% increase in the offering range to reflect changes in market or general financial conditions following the commencement of the offering.

(2)
Tangible and core capital levels are shown as a percentage of total adjusted assets. Risk-based capital levels are shown as a percentage of risk-weighted assets.

(3)
The current Office of Thrift Supervision core capital requirement for financial institutions is 3% of total adjusted assets for financial institutions that receive the highest supervisory rating for safety and soundness and a 4% to 5% core capital ratio requirement for all other financial institutions.

(4)
Pro forma amounts and percentages assume net proceeds are invested in assets that carry a 50% risk-weighting.

CAPITALIZATION

        The following table presents the historical consolidated capitalization of Brookline Bancorp, Inc. at December 31, 2001 and the pro forma consolidated capitalization of Brookline Bancorp, Inc. after giving effect to the conversion, based upon the assumptions set forth in the "Pro Forma Data" section.

	Brookline Bancorp, Inc. Historical at December 31, 2001	37,624,738 Minimum Shares Outstanding, 21,675,000 Shares Sold at $10.00 Per Share	44,264,397 Midpoint Shares Outstanding, 25,500,000 Shares Sold at $10.00 per Share	50,904,057 Maximum Shares Outstanding, 29,325,000 Shares Sold at $10.00 Per Share	58,539,666 Maximum as Adjusted Shares Outstanding, 33,723,750 Shares Sold at $10.00 Per Share (1)
		(Dollars in Thousands)
Deposits (2)	$620,920	$620,920	$620,920	$620,920	$620,920
Borrowed funds	178,130	178,130	178,130	178,130	178,130

Total deposits and borrowed funds	$799,050	$799,050	$799,050	$799,050	$799,050

Stockholders' equity:
Preferred stock, $0.01 par value, 50,000,000 shares authorized (post-conversion) (3)	$—	$—	$—	$—	$—
Common stock $0.01 par value, 200,000,000 shares authorized (post-conversion); shares to be issued as reflected (3) (4)	297	376	443	509	585
Additional paid-in capital (3)	141,021	329,127	366,927	404,729	448,200
Retained earnings (5)	177,167	177,167	177,167	177,167	177,167
Accumulated other comprehensive income	6,720	6,720	6,720	6,720	6,720
Less:
Treasury stock	(33,813)	—	—	—	—
Common stock held by employee stock ownership plan	(5,044)	(5,044)	(5,044)	(5,044)	(5,044)
Unearned compensation – existing recognition and retention plan	(903)	(903)	(903)	(903)	(903)
Common stock to be acquired by recognition and retention plan (6)	—	(8,670)	(10,200)	(11,730)	(13,489)

Total stockholders' equity	$285,445	$498,773	$535,110	$571,448	$613,236

Total stockholders' equity as a percentage of total assets	25.96%	37.99%	39.66%	41.24%	42.96%

(1)
As adjusted to give effect to an increase in the number of shares which could occur due to a 15% increase in the offering range to reflect changes in market or general financial conditions following the commencement of the subscription and community offerings.
(2)
Does not reflect withdrawals from deposit accounts for the purchase of common stock in the conversion. These withdrawals would reduce pro forma deposits by the amount of the withdrawals.
(3)
Brookline Bancorp, Inc. has 5,000,000 authorized shares of preferred stock and 45,000,000 authorized shares of common stock, par value $0.01 per share. Pro forma Brookline Bancorp, Inc. common stock and additional paid-in capital have been increased to reflect the number of shares of Brookline Bancorp, Inc. common stock to be outstanding. Pro forma additional paid-in capital reflects consolidation of $8.5 million of capital from Brookline Bancorp, MHC.
(4)
No effect has been given to the issuance of additional shares of Brookline Bancorp, Inc. common stock pursuant to an additional stock option plan. If this plan is implemented, an amount equal to 10% of the shares of Brookline Bancorp, Inc. common stock sold in the offering will be reserved for issuance upon the exercise of options under the stock option plan. No effect has been given to the exercise of options currently outstanding. See "Management of Brookline Bancorp, Inc.—Stock Benefit Plans."
(5)
The retained earnings of Brookline Savings Bank will be substantially restricted after the conversion. See "The Conversion—Liquidation Rights" and "Supervision and Regulation—Federal Banking Regulation."

(footnotes continued on following page)

(6)
Assumes a number of shares of common stock equal to 4% of the common stock to be sold in the offering will be purchased by the stock recognition and retention plan in open market purchases. The dollar amount of common stock to be purchased is based on the $10.00 per share subscription price in the offering and represents unearned compensation. This amount does not reflect possible increases or decreases in the value of stock relative to the subscription price in the offering. As Brookline Bancorp, Inc. accrues compensation expense to reflect the vesting of shares pursuant to the stock recognition and retention plan, the credit to capital will be offset by a charge to operations. Implementation of the stock recognition and retention plan will require stockholder approval. If the shares to fund the plan are assumed to come from authorized but unissued shares of Brookline Bancorp, Inc., the number of outstanding shares at the minimum, midpoint, maximum and the maximum, as adjusted, of the offering range would be 38,491,738, 45,248,397, 52,077,057 and 59,888,616, respectively, total stockholders' equity would be $507.4 million, $545.3 million, $583.2 million and $626.7 million, respectively, and total stockholders' ownership in Brookline Bancorp, Inc. would be diluted by approximately 2.3%.

PRO FORMA DATA

        The following table summarizes historical data of Brookline Bancorp, Inc. and pro forma data of Brookline Bancorp, Inc. at or for the year ended December 31, 2001, based on assumptions set forth below and in the table, and should not be used as a basis for projections of market value of the common stock following the conversion. No effect has been given in the table to the possible issuance of additional shares pursuant to the current outstanding stock option plan or for the possible issuance of additional shares pursuant to any stock option plan or stock recognition and retention plan that may be adopted by our stockholders no earlier than six months after the conversion. Moreover, pro forma stockholders' equity per share does not give effect to the liquidation account to be established in the conversion or, in the event of a liquidation of Brookline Savings Bank, to the tax effect of the recapture of the bad debt reserve. See "The Conversion—Liquidation Rights."

        Pro forma consolidated net earnings of Brookline Bancorp, Inc. for the year ended December 31, 2001 has been calculated as if the estimated net proceeds received by Brookline Bancorp, Inc. and Brookline Savings Bank had been invested at an assumed interest rate of 4.76% (3.05% on an after-tax basis) for the year ended December 31, 2001. The reinvestment rate was calculated based on the arithmetic average of Brookline Bancorp, Inc.'s average yield on interest-earning assets and average rate paid on interest-bearing deposits as of December 31, 2001. The effect of withdrawals from deposit accounts for the purchase of common stock has not been reflected. Historical and pro forma per share amounts have been calculated by dividing historical and pro forma amounts by the indicated number of shares of common stock. No effect has been given in the pro forma stockholders' equity calculations for the assumed earnings on the net proceeds. It is assumed that Brookline Bancorp, Inc. will retain 50% of the estimated net conversion proceeds. The actual net proceeds from the sale of common stock will not be determined until the conversion is completed. However, we currently estimate the net proceeds to be between $213.5 million and $289.2 million. It is assumed that all shares will be sold in the subscription offering and community offering.

        The following pro forma information may not be representative of the financial effects of the foregoing transactions at the dates on which such transactions actually occur, and should not be taken as indicative of future results of operations. Pro forma consolidated stockholders' equity represents the difference between the stated amounts of assets and liabilities of Brookline Bancorp, Inc. The pro forma stockholders' equity is not intended to represent the fair market value of the common stock.

At or For the Year Ended December 31, 2001 Based Upon the Sale at $10.00 Per Share of
21,675,000 Shares Minimum of Estimated Price Range	25,500,000 Shares Midpoint of Estimated Price Range	29,325,000 Shares Maximum of Estimated Price Range	33,723,750 Shares (1) 15% Above Maximum of Estimated Price Range
(Dollars in Thousands, Except Per Share Amounts)
Gross proceeds	$216,750	$255,000	$293,250	$337,237
Expenses	(3,281)	(3,664)	(4,046)	(4,486)

Estimated net proceeds	213,469	251,336	289,204	332,751
Net assets received from the MHC	8,529	8,529	8,529	8,529
Common stock acquired by recognition and retention plan (2)	(8,670)	(10,200)	(11,730)	(13,489)

Estimated net proceeds, as adjusted	$213,328	$249,665	$286,003	$327,791

For the year ended December 31, 2001
Consolidated net earnings:
Historical	$19,334	$19,334	$19,334	$19,334
Pro forma adjustments:
Income on adjusted net proceeds	6,499	7,606	8,713	9,986
Recognition and retention plan (2)	(1,110)	(1,306)	(1,501)	(1,727)

Pro forma net earnings	$24,723	$25,634	$26,546	$27,593

Earnings per share (3):
Historical	$0.53	$0.45	$0.39	$0.34
Pro forma adjustments:
Income on adjusted net proceeds	0.18	0.18	0.18	0.18
Recognition and retention plan (2)	(0.03)	(0.03)	(0.03)	(0.03)

Pro forma earnings per share (3) (4)	$0.68	$0.60	$0.54	$0.49

Pro forma price to earnings	14.71	x	16.67	x	18.52	x	20.41	x

Number of shares used in earnings per share calculations	36,205,230	42,594,388	48,983,547	56,331,079

At December 31, 2001
Stockholders' equity:
Historical	$285,445	$285,445	$285,445	$285,445
Estimated net proceeds	213,469	251,336	289,204	332,751
Net assets received from the MHC	8,529	8,529	8,529	8,529
Common stock acquired by recognition and retention plan (2)	(8,670)	(10,200)	(11,730)	(13,489)

Pro forma stockholders' equity (5)	498,773	535,110	571,448	613,236
Intangible assets	—	—	—	—

Pro forma tangible stockholders' equity	$498,773	$535,110	$571,448	$613,236

Stockholders' equity per share (6):
Historical	$7.59	$6.45	$5.61	$4.88
Estimated net proceeds	5.67	5.68	5.68	5.68
Net assets received from the MHC	0.23	0.19	0.17	0.15
Common stock acquired by recognition and retention plan (2)	(0.23)	(0.23)	(0.23)	(0.23)

Pro forma stockholders' equity per share (5) (6)	$13.26	$12.09	$11.23	$10.48

Pro forma tangible stockholders' equity per share	$13.26	$12.09	$11.23	$10.48

Offering price as percentage of pro forma stockholders' equity per share	75.41%	82.71%	89.05%	95.42%

Offering price as percentage of pro forma tangible stockholders' equity per share	75.41%	82.71%	89.05%	95.42%

Number of shares used in book value per share calculations	37,624,738	44,264,397	50,904,057	58,539,666

(Footnotes on next page)

(1)
As adjusted to give effect to an increase in the number of shares which could occur due to a 15% increase in the offering range to reflect changes in market and financial conditions following the commencement of the offering.

(2)
Assumes no shares of common stock will be acquired in the offering by the employee stock ownership plan. The employee stock ownership plan will not purchase common stock in the offering unless, and only in the event, such purchase is necessary to complete the offering at the minimum of the offering range. If the employee stock ownership plan purchases 8% of the common stock sold in the offering at the minimum of the offering range, pro forma stockholders' equity per share would be $12.80. If approved by Brookline Bancorp, Inc.'s stockholders, the stock recognition and retention plan intends to purchase an aggregate number of shares of common stock equal to 4% of the shares to be sold in the offering. Stockholder approval of the stock recognition and retention plan and purchases by the plan may not occur earlier than six months after the completion of the conversion. The shares may be acquired directly from Brookline Bancorp, Inc. or through open market purchases. The funds to be used by the stock recognition and retention plan to purchase the shares will be provided by Brookline Bancorp, Inc. The table assumes that (i) the stock recognition and retention plan acquires the shares through open market purchases at $10.00 per share, (ii) 20% of the amount contributed to the stock recognition and retention plan is amortized as an expense during the year ended December 31, 2001 and (iii) the stock recognition and retention plan expense reflects an effective combined federal and state tax rate of 36.0%. Assuming stockholder approval of the plan and that the plan shares are awarded through the use of authorized but unissued shares of common stock, stockholders would have their voting interests diluted by approximately 2.3%.

(3)
Per share figures include publicly held shares of Brookline Bancorp, Inc. common stock that will be exchanged for new shares of Brookline Bancorp, Inc. common stock in the conversion. See "The Conversion—Share Exchange Ratio." Net income per share computations are determined by taking the number of shares assumed to be sold in the offering and the number of new shares assumed to be issued in exchange for publicly held shares and, in accordance with Statement of Position 93-6, subtracting the recognition and retention plan shares and the employee stock ownership plan shares which have not been committed for release during the respective periods. See note 2 above. The number of shares of common stock actually sold and the corresponding number of exchange shares may be more or less than the assumed amounts.

(4)
No effect has been given to the issuance of additional shares of common stock pursuant to the stock option plan, which is expected to be adopted by Brookline Bancorp, Inc. following the offering and presented to stockholders for approval not earlier than six months after the completion of the conversion. If the stock option plan is approved by stockholders, a number of shares equal to 10% of the shares sold in the offering will be reserved for future issuance upon the exercise of options to be granted under the stock option plan. The issuance of authorized but previously unissued shares of common stock pursuant to the exercise of options under such plan would dilute existing stockholders' interests by approximately 5.4%.

(5)
The retained earnings of Brookline Savings Bank will be substantially restricted after the conversion. See "Our Dividend Policy," "The Conversion—Liquidation Rights" and "Supervision and Regulation—Federal Banking Regulation—Capital Distributions."

(6)
Per share figures include publicly held shares of Brookline Bancorp, Inc. common stock that will be exchanged for new shares of Brookline Bancorp, Inc. common stock in the conversion. Stockholders' equity per share calculations are based upon the sum of (i) the number of subscription shares assumed to be sold in the offering and (ii) new shares to be issued in exchange for publicly held shares at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively. The exchange shares reflect an exchange ratio of 1.4056, 1.6537, 1.9017 and 2.1870, respectively, at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively. The number of subscription shares actually sold and the corresponding number of exchange shares may be more or less than the assumed amounts.

BROOKLINE BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

        The following Consolidated Statements of Income of Brookline Bancorp, Inc. for each of the years in the three year period ended December 31, 2001 have been audited by Grant Thornton LLP, independent certified public accountants, whose report thereon appears elsewhere in this prospectus. These statements should be read in conjunction with the consolidated financial statements of Brookline Bancorp, Inc. and related notes thereto included elsewhere in this prospectus.

	Year Ended December 31,
	2001	2000	1999
	(In Thousands, Except Share Data)
Interest income:
Loans, excluding money market loan participations	$61,681	$55,802	$48,595
Money market loan participations	1,017	2,054	1,539
Debt securities	10,189	11,081	12,795
Marketable equity securities	667	903	877
Restricted equity securities	470	485	369
Short-term investments	1,936	1,235	634

Total interest income	75,960	71,560	64,809

Interest expense:
Deposits	23,560	23,234	20,708
Borrowed funds	9,344	7,338	6,454

Total interest expense	32,904	30,572	27,162

Net interest income	43,056	40,988	37,647
Provision for loan losses	974	427	450

Net interest income after provision for loan losses	42,082	40,561	37,197

Non-interest income:
Fees and charges	1,876	1,009	868
Gains on sales of securities, net	3,540	8,253	7,437
Other real estate owned income, net	—	172	711
Gain from termination of pension plan	3,667	—	—
Swap agreement market valuation adjustment	(241)	—	—
Other income	456	460	98

Total non-interest income	9,298	9,894	9,114

Non-interest expense:
Compensation and employee benefits	8,801	7,631	6,153
Recognition and retention plan	167	1,246	3,593
Occupancy	1,177	972	707
Equipment and data processing	3,329	1,986	1,172
Advertising and marketing	1,175	2,388	504
Internet bank start-up	—	746	675
Restructuring charge	3,927	—	—
Other	2,239	1,854	1,354

Total non-interest expense	20,815	16,823	14,158

Income before income taxes	30,565	33,632	32,153
Provision for income taxes	11,231	11,998	11,362

Net income	$19,334	$21,634	$20,791

Earnings per common share:
Basic	$0.72	$0.80	$0.74
Diluted	0.71	0.80	0.74
Weighted average common shares outstanding:
Basic	26,732,571	26,881,433	28,016,150
Diluted	27,053,570	26,924,871	28,016,150

See accompanying notes to the consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

        The discussion and analysis that follows focuses on the factors affecting Brookline Bancorp, Inc.'s consolidated financial condition at December 31, 2001 and 2000 and consolidated results of operations during 2001, 2000 and 1999. The consolidated financial statements and related notes appearing elsewhere in this prospectus should be read in conjunction with this review.

        The preparation of consolidated financial statements involves the application of accounting policies relevant to the business of Brookline Bancorp, Inc. and its subsidiaries. Application of certain accounting policies requires management to make estimates and assumptions about the effect of matters that are inherently uncertain. These estimates and assumptions affect the reported amounts of certain assets, liabilities, revenues and expenses. Different amounts could be reported under different conditions, or if different assumptions were used in the application of certain accounting policies. In this respect, the accounting policy considered by Brookline Bancorp, Inc. to be critical relates to the determination of the allowance for loan losses. This accounting policy is discussed in the "—Allowance for Loan Losses" section of this prospectus and in note 1 of the notes to consolidated financial statements appearing elsewhere in this prospectus.

General

        Brookline Bancorp, Inc.'s activities consist primarily of investment activities and owning 100% of the stock of Brookline Savings Bank. Brookline Bancorp, Inc.'s business operations, which are conducted primarily through Brookline Savings Bank, were also conducted through Lighthouse Bank in 2000 and 2001. As a result, the following discussion generally refers to the consolidated operations of Brookline Bancorp, Inc., Brookline Savings Bank and Lighthouse Bank. See notes 18 and 19 of the notes to consolidated financial statements.

        Our primary business is attracting retail deposits from the general public through the six full-service banking offices of Brookline Savings Bank and via the internet. We invest those deposits and other borrowed funds primarily in real estate mortgage loans and various debt and equity securities. We emphasize the origination of multi-family and commercial real estate mortgage loans as well as one-to-four family residential mortgage loans. Our consolidated net income depends largely upon our net interest income, which is the difference between interest income from loans and investments ("interest-earning assets") and interest expense on deposits and borrowed funds ("interest-bearing liabilities"). Net interest income is significantly affected by general economic conditions, policies established by regulatory authorities and competition.

Comparison of Financial Condition at December 31, 2001 and 2000

        Total assets increased $63.4 million, or 6.1%, from $1.036 billion at December 31, 2000 to $1.100 billion at December 31, 2001. Excluding money market loan participations, the loan portfolio amounted to $828.4 million at December 31, 2001, an increase of $111.8 million, or 15.6% since December 31, 2000. Approximately $45 million of the loan growth was in the residential mortgage loan sector, much of which occurred through real estate broker relationships established through Lighthouse Bank. Loan growth at Brookline Savings Bank was primarily in the multi-family mortgage loan sector ($38 million), the commercial real estate mortgage loan sector ($16 million) and the commercial loan sector ($9 million). Much of the commercial loan business relates to financing of condominium association renovation projects. The level of loan growth, especially in the residential mortgage loan sector, is expected to decline in 2002. With the merger of Lighthouse Bank into Brookline Savings Bank, reliance on real estate brokers to provide new residential mortgage loans has been greatly diminished. Loan growth, excluding residential mortgage loans, is expected to decline from the rate of growth experienced in 2001 because we anticipate less vibrant economic conditions in future periods.

        Money market loan participations declined from $28.3 million at December 31, 2000 to $6.0 million at December 31, 2001. Generally, the participations represent purchases of a portion of loans to national companies and organizations originated and serviced by money center banks that mature between one day and three months. We view such participations as an alternative to lower-yielding short-term investments. Currently, we are placing less funds in this type of investment because of a shortage in the number of quality issues available and the low yields offered on such issues.

        While the amount of our short-term investments grew modestly from $66.9 million at the end of 2000 to $69.4 million at the end of 2001, the composition of the investments changed significantly. Commercial paper investments declined from 47% of the year-end 2000 portfolio to 9% of the year-end 2001 portfolio. Over 52% of the year-end 2001 portfolio was invested in overnight deposits at the Federal Home Loan Bank of Boston ("FHLB") compared to 13% of the year-end 2000 portfolio.

        Securities available for sale ($163.4 million) and securities held to maturity ($9.6 million) represented 15.7% of total assets at December 31, 2001 while securities available for sale ($149.4 million) and securities held to maturity ($50.4 million) represented 19.3% of total assets at December 31, 2000. The portfolio includes investments in debt securities issued by corporations and the U.S. Government and its agencies. The latter also includes U.S. Government agency issues secured by mortgage loans. Investments in corporate debt securities generally provide a higher rate of interest income, but they also provide increased risk that the obligations might not be paid at maturity. As the economy faltered in 2001, the investment ratings of many corporate debt securities were downgraded. As a result, we reduced our holdings of corporate obligations from $93.7 million at the beginning of 2001 to $58.9 million at the end of 2001 and increased our investment in collateralized mortgage obligations issued by U.S. Government agencies from $68.5 million at the beginning of 2001 to $79.7 million at the end of 2001. Most of the corporate obligations mature within two years and the collateralized mortgage obligations generally mature within three or four years.

        Marketable equity securities included net unrealized gains of $7.7 million at December 31, 2001 and $9.2 million at December 31, 2000. While unrealized gains declined $1.5 million in 2001, sales of marketable equity securities resulted in realized gains of $4.0 million in 2001. The portfolio is comprised primarily of common stocks of national, regional money center and community banks and utility companies. The single largest investment in the portfolio at December 31, 2001 is in the common stock of a Massachusetts community bank with a market value of $8.2 million at December 31, 2001.

        The decline in bank premises and equipment from $3.8 million at December 31, 2000 to $1.9 million at December 31, 2001 resulted primarily from a $1.5 million write-down of equipment and software owned by Lighthouse Bank which no longer was of use after the merger of Lighthouse Bank into Brookline Savings Bank. The write-down was included in the restructuring charge to earnings in 2001.

        Total deposits were $620.9 million at December 31, 2001 compared to $608.6 million at December 31, 2000, an increase of $12.3 million, or 2.0%. This net increase resulted from growth of core transaction deposit accounts of $67.3 million, or 22.5%, and a decline of $55.0 million, or 17.8%, in certificates of deposit. The decline resulted primarily from significant reductions in rates offered, especially during the second half of 2001.

        Total borrowed funds were $178.1 million at December 31, 2001 compared to $133.4 million at December 31, 2000. All of the borrowed funds were obtained through advances from the FHLB. The borrowings were used to fund loan growth and in connection with our management of interest rate sensitivity of our assets and liabilities.

        Total stockholders' equity increased from $282.6 million at December 31, 2000 to $285.4 million at December 31, 2001. The increase was due primarily to net income exceeding outflows for dividend payments and stock repurchases. Brookline Bancorp, Inc. purchased 735,450 shares in 2001 at an aggregate cost of $10.8 million, or $14.72 per share. As of December 31, 2001, Brookline Bancorp, Inc. can purchase an additional 894,915 shares under a repurchase plan approved by the Board of Directors. Since becoming a public company in March 1998, Brookline Bancorp, Inc. has repurchased 3,468,364 shares (including 546,986 for the employee stock ownership plan) at an aggregate cost of $40.4 million, or $11.65 per share.

Average Balance Sheets and Interest Rates

        The following table sets forth certain information relating to Brookline Bancorp, Inc. for the years ended December 31, 2001, 2000 and 1999. The average yields and costs are derived by dividing interest income or interest expense by the average balance of interest-earning assets or interest-bearing liabilities, respectively, for the years shown. Average balances are derived from average daily balances. The yields and costs include fees which are considered adjustments to yields.

	Year Ended December 31,
	2001			2000			1999
	Average Balance	Interest (1)	Average Yield/ Cost	Average Balance	Interest (1)	Average Yield/ Cost	Average Balance	Interest (1)	Average Yield/ Cost
				(Dollars in Thousands)
Assets:
Interest-earning assets:
Short-term investments	$45,122	$1,936	4.29%	$19,628	$1,235	6.29%	$12,809	$634	4.95%
Debt securities (2)	165,172	10,189	6.17	179,992	11,081	6.16	220,749	12,795	5.80
Equity securities (2)	29,846	1,380	4.62	31,054	1,716	5.53	38,144	1,564	4.10
Mortgage loans (3)(4)	765,265	59,476	7.77	643,815	53,522	8.31	577,461	46,928	8.13
Money market loan participations	20,741	1,017	4.90	30,696	2,054	6.69	29,618	1,539	5.20
Other commercial loans (3)	27,741	1,908	6.88	24,808	2,066	8.33	16,255	1,254	7.71
Consumer loans (3)	2,959	297	10.04	2,183	214	9.80	1,922	181	9.42

Total interest-earning assets	1,056,846	76,203	7.21	932,176	71,888	7.71	896,958	64,895	7.24

Allowance for loan losses	(14,855)			(14,136)			(13,441)
Non-interest earning assets	29,176			26,528			17,867

Total assets	$1,071,167			$944,568			$901,384

Liabilities and Stockholders' Equity:
Interest-bearing liabilities:
Deposits:
NOW accounts	$68,968	815	1.18	$50,843	690	1.36	$43,897	542	1.23
Savings accounts (5)	12,469	225	1.80	12,180	268	2.20	13,010	289	2.22
Money market savings accounts	240,177	7,856	3.27	206,093	8,140	3.95	190,813	7,434	3.90
Certificate of deposit accounts	277,273	14,664	5.29	253,705	14,136	5.57	242,188	12,443	5.14

Total deposits	598,887	23,560	3.93	522,821	23,234	4.44	489,908	20,708	4.23
Borrowed funds	153,002	9,344	6.11	120,023	7,338	6.11	106,812	6,454	6.04

Total interest-bearing liabilities	751,889	32,904	4.38	642,844	30,572	4.76	596,720	27,162	4.55

Non-interest-bearing demand checking accounts	17,732			14,309			12,387
Other liabilities	14,594			11,177			14,069

Total liabilities	784,215			668,330			623,176
Stockholders' equity	286,952			276,238			278,208

Total liabilities and stockholders' equity	$1,071,167			$944,568			$901,384

Net interest income (tax equivalent basis)/interest rate spread (6)		43,299	2.83%		41,316	2.95%		37,733	2.69%

Less adjustment of tax exempt income		243			328			318

Net interest income (4)		$43,056			$40,988			$37,415

Net interest margin (7)			4.10%			4.43%			4.21%

(1)
Tax exempt income on equity securities is included on a tax equivalent basis.
(2)
Average balances include unrealized gains on securities available for sale. Equity securities include marketable equity securities (preferred and common stocks) and restricted equity securities.
(3)
Loans on non-accrual status are included in average balances.
(4)
Excluded from interest income for the year ended December 31, 1999 is $232 collected from borrowers whose loans were on non-accrual and which relate to interest earned in periods prior to January 1, 1999.
(5)
Savings accounts include mortgagors' escrow accounts.
(6)
Interest rate spread represents the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities.
(7)
Net interest margin represents net interest income (tax equivalent basis) divided by average interest-earning assets.

        Interest Rate Spread.    Interest rate spread is the difference between yields earned on interest-earning assets and rates paid on interest-bearing liabilities. Interest rates earned are influenced greatly by the actions of the Federal Reserve in establishing the benchmark federal funds rate for overnight loans between banks. From near the end of June through November 1999, the federal funds rate was increased by 50 basis points. In each of the first two quarters of 2000, the federal funds rate was increased by 50 basis points. In 2001, the federal funds rate was cut eleven times for an aggregate reduction of 150 basis points in the first quarter, 125 basis points in the second quarter, 75 basis points in the third quarter and 125 basis points in the fourth quarter. The 2001 reductions represent the most aggressive pace of cuts by the Federal Reserve since 1982 and the last cut in December resulted in the lowest rate (1.75%) in forty years. The impact of rate changes on operating results varies depending on the maturity and date of repricing of our loans, investments, deposits and borrowed funds.

        Interest rate spread improved from 2.69% in 1999 to 2.95% in 2000 and declined to 2.83% in 2001. The improvement in 2000 was due in part to (a) our assets repricing upward more quickly than our liabilities as the federal funds rate increased and (b) an increase in the percent of average loans outstanding to total average interest-earning assets from 66% in 1999 to 72% in 2000. Generally, yields earned on loans exceed yields earned on investments. While interest rate spread was higher in 2000 than in 2001, the spread started a downward trend in the fourth quarter of 2000. Interest rate spread declined from 3.05% in the third quarter of 2000 to 2.86% in the fourth quarter of 2000 and to 2.68% in the first quarter of 2001. This downward trend was caused primarily by an influx of term certificates of deposit in 2000 on which higher rates were paid. As a result, the cost of liabilities accelerated more quickly than the increase in yield on assets. Interest rate spread started to improve in the second quarter of 2001 as high cost term certificates of deposit matured and were replaced with lower costing deposits. Interest rate spread was 2.97% in the fourth quarter of 2001.

        It is expected that the rate reductions initiated by the Federal Reserve in 2001 will continue to cause a decline in the average yield on our earning assets and in the rates paid on deposits and borrowed funds. The impact of these expected changes on interest rate spread will depend on the maturities and dates of repricing of our loans, investments, deposits and borrowed funds.

        Net Interest Margin.    Net interest margin, which represents net interest income (on a tax equivalent basis), divided by average interest-earning assets, increased from 4.21% in 1999 to 4.43% in 2000 and declined to 4.10% in 2001. The fluctuations were due primarily to the factors described in the preceding section and a decline in the ratio of interest-earning assets to interest-bearing liabilities from 150% in 1999 to 145% in 2000 and 141% in 2001.

Rate/Volume Analysis

        The following table presents, on a tax equivalent basis, the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected our interest income and interest expense during the years indicated. Information is provided in each category with respect to: (i) changes attributable to changes in volume (changes in volume multiplied by prior rate), (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume), and (iii) the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

	Year Ended December 31, 2001 Compared to Year Ended December 31, 2000			Year Ended December 31, 2000 Compared to Year Ended December 31, 1999
	Increase (Decrease) Due to			Increase (Decrease) Due to
	Volume	Rate	Net	Volume	Rate	Net
	(In Thousands)
Interest income:
Short-term investments	$1,194	$(493)	$701	$398	$203	$601
Debt securities	(914)	22	(892)	(2,472)	758	(1,714)
Equity securities	(65)	(271)	(336)	(326)	478	152
Mortgage loans	9,608	(3,654)	5,954	5,496	1,098	6,594
Money market loan participations	(569)	(468)	(1,037)	58	457	515
Other commercial loans	227	(385)	(158)	705	107	812
Consumer loans	78	5	83	25	8	33

Total interest income	9,559	(5,244)	4,315	3,884	3,109	6,993

Interest expense:
Deposits:
NOW accounts	223	(98)	125	91	57	148
Savings accounts	6	(49)	(43)	(18)	(3)	(21)
Money market savings accounts	1,233	(1,517)	(284)	602	104	706
Certificate of deposit accounts	1,270	(742)	528	610	1,083	1,693

Total deposits	2,732	(2,406)	326	1,285	1,241	2,526
Borrowed funds	2,014	(8)	2,006	807	77	884

Total interest expense	4,746	(2,414)	2,332	2,092	1,318	3,410

Net change in net interest income	$4,813	$(2,830)	$1,983	$1,792	$1,791	$3,583

Quantitative and Qualitative Disclosure About Market Risk

        Market risk is the risk of loss from adverse changes in market prices and/or interest rates. Since net interest income (the differential or spread between the interest earned on loans and investments and the interest paid on deposits and borrowings) is our primary source of revenue, interest rate risk is the most significant non-credit related market risk to which we are exposed. Net interest income is affected by changes in interest rates as well as fluctuations in the level and duration of our assets and liabilities.

        Interest rate risk is the exposure of our net interest income to adverse movements in interest rates. In addition to directly impacting net interest income, changes in interest rates can also affect the amount of new loan originations, the ability of borrowers to repay variable rate loans, the volume of loan prepayments and refinancings, the carrying value of investment securities classified as available for sale and the flow and mix of deposits.

        Our Asset/Liability Committee, comprised of several members of senior management, is responsible for managing interest rate risk in accordance with policies approved by the Board of Directors regarding acceptable levels of interest rate risk, liquidity and capital. The Committee reviews with the Board of Directors on a quarterly basis its activities and strategies, the effect of those strategies on our operating results, our interest rate risk position and the effect subsequent changes in interest rates could have on our future net interest income. The Committee is actively involved in the planning and budgeting process as well as in the setting of pricing for our loan and deposit products.

        The Committee manages interest rate risk through use of both earnings simulation and GAP analysis. Earnings simulation is based on actual cash flows and assumptions of management about future changes in interest rates and levels of activity (loan originations, loan prepayments and deposit flows). The assumptions are inherently uncertain and, therefore, actual results will differ from simulated results due to timing, magnitude and frequency of interest rate changes as well as changes in market conditions and strategies. The net interest income projection resulting from use of actual cash flows and management's assumptions ("Base Case") is compared to net interest income projections based on an immediate shift of 200 basis points (2.0%) upward or downward in the first year of the model. The following table indicates the estimated impact on net interest income over a one year period under scenarios of a 200 basis points change upward or downward as a percentage of Base Case earnings projections.

Changes in Interest Rates (Basis Points)	Estimated Percentage Change in Future Net Interest Income
+200 over one year	(6.25)%
Base Case	—
-200 over one year	0.59%

        Our interest rate risk policy states that an immediate 200 basis points change upward or downward should not negatively impact estimated net interest income over a one year period by more than 15%.

        The results shown above are based on the assumption that there are no significant changes in our operating environment and that short-term interest rates in the Base Case will increase 50 basis points over the next year. Further, in the case of the 200 basis points downward adjustment, it was assumed that it would not be possible to reduce the rates paid on certain deposit accounts by 200 basis points. Instead, it was assumed that NOW accounts would be reduced by 25 basis points, savings accounts by 100 basis points and money market savings accounts by 131 basis points. There can be no assurance that the assumptions used will be validated in 2002.

        GAP analysis measures the difference between the assets and liabilities repricing or maturing within specific time periods. An asset-sensitive position (positive gap) indicates that there are more rate-sensitive assets than rate-sensitive liabilities repricing or maturing within specific time horizons, which would generally imply a favorable impact on net interest income in periods of rising interest rates and a negative impact in periods of falling rates. A liability-sensitive position (negative gap) would generally imply a negative impact on net interest income in periods of rising rates and a positive impact in periods of falling rates. GAP analysis has limitations because it cannot measure the effect of interest rate movements and competitive pressures on the repricing and maturity characteristics of interest-earning assets and interest-bearing liabilities.

        The table below shows our interest sensitivity gap position as of December 31, 2001. NOW accounts, savings accounts and money market savings accounts are immediately withdrawable and the rates paid on such accounts can be changed at any time. Accordingly, they are included in the one year or less period even though we consider it unlikely that such deposits will be immediately withdrawn.

	At December 31, 2001
	One Year or Less	More Than One Year to Two Years	More Than Two Years to Three Years	More Than Three Years to Four Years	More Than Four Years to Five Years	More Than Five Years to Ten Years	More Than Ten Years	Total
	(Dollars in Thousands)
Interest-earning assets (1):
Short-term investments	$69,432	$—	$—	$—	$—	$—	$—	$69,432
Weighted average rate	1.75%
Debt securities (2)	68,865	49,135	28,898	1,053	702	387	3,882	152,922
Weighted average rate	6.51%	6.19%	4.87%	6.97%	5.77%	6.09%	7.85%
Mortgage loans (3)	236,835	116,142	99,541	100,443	155,380	79,877	6,150	794,368
Weighted average rate	6.51%	7.62%	7.60%	7.99%	7.19%	7.43%	7.87%
Money market loan participations	6,000	—	—	—	—	—	—	6,000
Weighted average rate	1.95%	—
Other loans (3)	33,003	196	204	214	217	422	—	34,256
Weighted average rate	5.52%	12.30%	13.75%	15.04%	13.47%	8.97%

Total interest-earning assets	414,135	165,473	128,643	101,710	156,299	80,686	10,032	1,056,978
Weighted average rate	5.57%	7.20%	7.00%	7.99%	7.19%	7.43%	7.86%

Interest-bearing liabilities:
NOW accounts	75,439	—	—	—	—	—	—	75,439
Weighted average rate	0.50%
Savings accounts (4)	12,951	—	—	—	—	—	—	12,951
Weighted average rate	1.50%
Money market savings accounts	259,695	—	—	—	—	—	—	259,695
Weighted average rate	2.32%
Certificate of deposit accounts	193,429	39,350	11,262	7,341	2,998	—	—	254,380
Weighted average rate	4.16%	4.93%	4.94%	6.38%	5.23%
Borrowed funds	11,300	32,950	32,000	43,000	47,880	11,000	—	178,130
Weighted average rate	6.54%	4.96%	5.91%	6.73%	5.30%	5.96%

Total interest-bearing liabilities	552,814	72,300	43,262	50,341	50,878	11,000	—	780,595
Weighted average rate	2.78%	4.94%	5.66%	6.68%	5.30%	5.96%

Interest sensitivity gap (5)	(138,679)	93,173	85,381	51,369	105,421	69,686	10,032	276,383
Impact of interest rate swap agreement	(5,000)	—	—	5,000	—	—	—
Weighted average rate	2.43%			5.94%

Adjusted interest sensitivity gap	$(133,679)	$93,173	$85,381	$46,369	$105,421	$69,686	$10,032	$276,383

Cumulative interest sensitivity gap	$(133,679)	$(40,506)	$44,875	$91,244	$196,665	$266,351	$276,383

Cumulative interest sensitivity gap as a percentage of total assets	(12.16)%	(3.68)%	4.08%	8.30%	17.89%	24.22%	25.13%
Cumulative interest sensitivity gap as a percentage of total interest-earning assets	(12.65)%	(3.83)%	4.25%	8.63%	18.61%	25.20%	26.15%

(1)
Interest-earning assets are included in the period in which the balances are expected to be redeployed and/or repriced as a result of anticipated prepayments, scheduled rate adjustments and contractual maturities.
(2)
Debt securities include all debt securities. The unrealized gain on securities, all other marketable equity securities and restricted equity securities are excluded.
(3)
For purposes of the gap analysis, the allowance for loan losses, deferred loan fees and non-performing loans have been excluded.
(4)
Savings accounts include interest-bearing mortgagors' escrow accounts.
(5)
Interest sensitivity gap represents the difference between interest-earning assets and interest-bearing liabilities.

        Our cumulative interest sensitivity gap of assets and liabilities with expected maturities of more than five years increased from approximately $59.4 million, or 5.7% of total assets at December 31, 2000, to $79.7 million, or 7.3% of total assets at December 31, 2001. The increase since 2000 resulted from having a significant part of our loan originations and refinancings underwritten at fixed rates for periods of five years or more. A lower interest rate environment prompted borrowers to seek fixed rate rather than adjustable rate financing. Competitive market factors precluded us from making adjustable rate loans. While the amount of added interest rate risk from fixed rate loan originations and refinancings is within tolerable limits, management recognizes that continuation of fixed rate loan production increasingly exposes our earnings to changes in the interest rate environment. Further use of fixed rate borrowings from the FHLB for extended periods of time will continue to be considered by management to mitigate interest rate risk if market conditions so warrant.

        Other Market Risks.    Included in our investment portfolio at December 31, 2001 were equity securities with a market value of $17.2 million. Included in that amount were net unrealized gains of $7.7 million. Movements in the market price of securities may affect the amount of gains or losses ultimately realized by us from the sale of our equity securities.

Comparison of Operating Results for the Years Ended December 31, 2001 and 2000

        General.    Net income for the year ended December 31, 2001 was $19.3 million, or $0.72 per share ($0.71 on a diluted basis), compared to $21.6 million, or $0.80 per share (on a basic and diluted basis) for the year ended December 31, 2000. The 2001 and 2000 years included, on an after-tax basis, securities gains of $2.2 million ($0.08 per share) and $5.2 million ($0.19 per share), respectively, and net operating losses related to Lighthouse Bank of approximately $1.6 million ($0.06 per share) and $2.5 million ($0.09 per share), respectively. The 2001 year also included an after-tax gain of $1.9 million ($0.07 per share) from termination of Brookline Savings Bank's defined benefit pension plan and an after-tax restructuring charge of $2.3 million ($0.09 per share) related to the merger of Lighthouse Bank into Brookline Savings Bank.

        Interest Income.    Total interest income was $76.0 million in 2001 compared to $71.6 million in 2000, an increase of $4.4 million, or 6.2%. The additional income resulting from growth in the average amount of interest-earning assets ($124.7 million, or 13.4%) between the two years was offset in part by the effect of a decline in the average yield earned on assets from 7.71% in 2000 to 7.21% in 2001.

        Interest income on loans, excluding money market loan participations, was $61.7 million in 2001 compared to $55.8 million in 2000, an increase of $5.9 million, or 10.5%. The additional income resulting from an increase in average loans outstanding of $125.2 million, or 18.7%, was offset in part by the effect of a decline in the average yield on loans from 8.32% in 2000 to 7.75% in 2001.

        The average balances invested in short-term investments and money market loan participations during 2001 were $45.1 million and $20.7 million, respectively, and the yields earned on those balances were 4.29% and 4.90%, respectively. The average balances during 2000 were $19.6 million and $30.7 million, respectively, and the yields earned on those balances were 6.29% and 6.69%, respectively. We maintained more liquidity in 2001 in anticipation of outflows of higher cost deposits obtained in 2000 by Lighthouse Bank and through a special promotion initiated by Brookline Savings Bank in the fourth quarter of 2000. In addition, we opted to invest in shorter-term debt securities so as to have the flexibility to seek longer-term debt securities when rates rise in the future.

        Interest income on debt securities declined from $11.1 million in 2000 to $10.2 million in 2001 due primarily to a decline in the average balances invested in debt securities from $180.0 million in 2000 to $165.2 million in 2001. Yields earned on those balances were 6.16% and 6.17%, respectively.

        Interest Expense.    Interest expense on deposits was $23.6 million in 2001, a 1.4% increase from the $23.2 million expended in 2000. The additional expense resulting from an increase in average interest-bearing deposits outstanding of $76.1 million, or 14.5%, between the two years was substantially offset by a decline in the average rate paid on such deposits from 4.44% in 2000 to 3.93% in 2001. The decline in rates resulted primarily from the actions of the Federal Reserve described earlier herein and the movements in deposits mentioned in the second preceding paragraph above.

        Average borrowings from the FHLB increased from $120.0 million in 2000 to $153.0 million in 2001. The average rate paid on those borrowings remained at 6.11% in 2000 and 2001. Borrowings from the FHLB are usually obtained in connection with our management of interest rate risk.

        Provision for Loan Losses.    The allowance for loan losses is established through a provision charged to expense and represents our estimate of probable known and inherent credit losses in the loan portfolio. The manner in which we determine the allowance for loan losses is described in the Allowance for Loan Losses sub-section of note 1 to the financial statements on page F-10 of this prospectus.

        We provided $974,000 for loan losses in 2001 and $427,000 in 2000. In 2001, gross loans outstanding grew by $115.3 million (15.2%), $45.5 million of which related to one-to-four family residential mortgage loans and $69.8 million of which related to the higher risk loan categories in the portfolio. In 2000, gross loans outstanding grew by $87.7 million (13.0%), $39.5 million of which related to one-to-four family residential mortgage loans and $48.2 million of which related to the higher risk loan categories. Part of the allowance for loan losses is determined by multiplying the level of growth by loan category times reserve factors established on the basis of our long-term experience of loan-charge-offs and other loan-related benchmarks. Application of that methodology accounted for most of the amounts provided for in 2001 and 2000. The amounts provided expressed as a percent of loan growth were 0.84% in 2001 and 0.49% in 2000.

        Non-Interest Income.    Net securities gains were $3.5 million in 2001 compared to $8.3 million in 2000. In 2001, we recognized a gain of $3.7 million from termination of Brookline Savings Bank's defined benefit pension plan.

        Fees and charges increased from $1.0 million in 2000 to $1.9 million in 2001 primarily as a result of higher fees from mortgage loan prepayments ($730,000 in 2001 compared to $32,000 in 2000) and from deposit services ($849,000 in 2001 compared to $613,000 in 2000). In 2001, $241,000 was charged to earnings in connection with accounting for Brookline Bancorp, Inc.'s outstanding swap agreement on a fair value basis.

        Non-Interest Expense.    Excluding a restructuring charge of $3.9 million in 2001, the total of Lighthouse Bank-related expenses charged to Lighthouse Bank and Brookline Savings Bank during 2001 was $4.0 million compared to $4.9 million in 2000. See notes 18 and 19 of the notes to consolidated financial statements presented elsewhere in this prospectus for further information about Lighthouse Bank's expenses.

        Expense related to the recognition and retention plan ("RRP") approved by stockholders in 1999 was $167,000 in 2001 compared to $1.2 million in 2000. RRP expense is allocated to the periods over which the underlying shares awarded vest.

        Excluding RRP and Lighthouse Bank-related expenses, total non-interest expense increased $2.0 million, or 19.2%, from $10.6 million in 2000 to $12.6 million in 2001. Of the increase, $907,000 related to personnel costs. The fourth quarter of 2001 included salary and benefits to former Lighthouse Bank employees who joined Brookline Savings Bank. Costs related to a new branch were incurred throughout 2001 and only for part of the fourth quarter of 2000. Replacement of Brookline Savings Bank's defined benefit pension plan with a defined contribution plan resulted in a $256,000 increase in pension expense and the expense of the employee stock ownership plan increased $98,000 primarily because of the 43% rise in the market value of our common stock during 2001. (Employee stock ownership plan expense is determined by the market value of our stock).

        Equipment and data processing costs increased $590,000 due primarily to the servicing of former Lighthouse Bank customers by Brookline Savings Bank in the fourth quarter of 2001, higher website and ATM servicing costs and expenses related to a new teller platform, asset/liability management software and equipment purchased for a new branch. Higher expenses were also incurred for regulatory assessments due to the change to a federal charter and occupancy due to rent escalations on existing premises and the addition of the new branch.

        Income Taxes.    The effective rate of income taxes was 36.7% in 2001 compared to 35.7% in 2000. The increase was attributable primarily to the non-deductibility of a $587,000 excise tax payable to the federal government in connection with the termination of Brookline Savings Bank's defined benefit pension plan.

Comparison of Operating Results for the Years Ended December 31, 2000 and December 31, 1999

        General.    Net income for the year ended December 31, 2000 was $21.6 million, or $0.80 per share, compared to $20.8 million, or $0.74 per share for the year ended December 31, 1999, an improvement of 4.1% (8.1% on a per share basis). Basic and diluted earnings per share were the same in each year. The higher rate of per share improvement resulted primarily from fewer shares outstanding due to stock repurchases.

        The 2000 and 1999 years included gains from sales of marketable equity securities of $8.3 million ($5.2 million on an after-tax basis, or $0.19 per share) and $7.4 million ($4.5 million on an after-tax basis, or $0.16 per share), respectively, and expense related to the RRP of $1.2 million ($725,000 on an after-tax basis, or $0.03 per share) and $3.6 million ($2.1 million on an after-tax basis, or $0.08 per share), respectively. The 2000 and 1999 years also included on an after-tax basis $2.5 million, or $0.09 per share, and $392,000, or $0.01 per share, respectively, of net loss related to the operations and start-up of Lighthouse Bank. Excluding securities gains, the expense of the RRP and Lighthouse Bank's net losses, and adding back foregone income on our investment in Lighthouse Bank, net operating income was $20.3 million, or $0.76 per share in 2000 compared to $18.7 million, or $0.67 per share in 1999, an increase of 8.5% (13.4% on a per share basis).

        Interest Income.    Total interest income was $71.6 million in 2000 compared to $64.8 million in 1999, an increase of $6.8 million, or 10.4%. The additional income resulted from growth in the average amount of interest-earning assets ($35.2 million, or 3.9%) between the two years and an improvement in the average yield earned on assets from 7.24% in 1999 to 7.71% in 2000.

        Interest income on loans, excluding interest on money market loan participations, was $55.8 million in 2000 compared to $48.6 million in 1999, an increase of $7.2 million, or 14.8%. The improvement resulted from $75.2 million, or 12.6%, of growth in the average amount of loans outstanding between the two years and an increase in the average yield earned on loans from 8.12% in 1999 to 8.32% in 2000. The higher yield was attributable primarily to the six separate increases in the federal funds rate by the Federal Reserve between June 1999 and May 2000.

        Interest income on short-term investments increased $601,000, or 94.8%, as a result of a $6.8 million, or 53.2%, increase in the average balance of short-term investments and an increase in yields earned from 4.95% in 1999 to 6.29% in 2000. Interest income on debt securities decreased $1.7 million, or 13.4%, as the benefit derived from higher yields (6.16% in 2000 compared to 5.80% in 1999) was more than offset by the effect on revenue of a $40.8 million, or 18.5%, decline in average balances invested in debt securities.

        Interest Expense.    Interest expense on deposits was $23.2 million in 2000, a 12.2% increase from the $20.7 million expended in 1999. The increase was due to a $32.9 million, or 6.7%, increase in the average balance of interest-bearing deposits between the two years and a rise in the average rate paid on such deposits from 4.23% in 1999 to 4.44% in 2000, due in part to the actions of the Federal Reserve previously mentioned herein and to higher rates offered to customers of Lighthouse Bank and by Brookline Savings Bank in a special certificate of deposit promotion in November 2000.

        Average borrowings from the FHLB increased from $106.8 million in 1999 to $120.0 million in 2000. The average rate paid on those balances were 6.04% and 6.11%, respectively.

        Provision for Loan Losses.    We provided $427,000 in 2000 and $450,000 in 1999. In 2000, gross loans outstanding grew by $87.7 million (13.0%), $39.5 million of which related to one-to-four family residential mortgage loans and $48.2 million of which related to the higher risk loan categories. In 1999, gross loans outstanding grew by $96.6 million (16.8%), $10.4 million of which related to one-to-four family residential mortgage loans and $86.2 million of which related to the higher risk loan categories. The part of the allowance determined by multiplying the level of growth by loan category times established reserve factors accounted for most of the amounts provided in 2000 and 1999. In 1999, the provision was lower than it otherwise would have been by approximately $270,000 because of the elimination of allowances established in prior years on certain loans previously classified that were removed from classification in 1999. The classifications were removed because of improved loan conditions.

        Non-Interest Income.    Gains on sales of securities amounted to $8.3 million in 2000 and $7.4 million in 1999. Other real estate owned income declined from $711,000 in 1999 to $172,000 in 2000. In 1999, a commercial property in foreclosure was sold at a gain of $615,000, including reversal of a $150,000 valuation allowance previously established for the property. In 2000, we sold a foreclosed property at a gain of $69,000, including reversal of an $86,000 valuation allowance previously established.

        Fees and charges increased from $868,000 in 1999 to $1.0 million in 2000 primarily as a result of higher fees from deposit services. The increase in other income from $98,000 in 1999 to $460,000 in 2000 resulted primarily from $351,000 of income in 2000 ($20,000 in 1999) representing Brookline Bancorp, Inc.'s 30.5% equity interest in the earnings of Eastern Funding LLC, a company specializing in the financing of coin operated laundry and dry cleaning equipment in the greater metropolitan New York area and selected other locations in the Northeast. Brookline Bancorp, Inc. made the investment at the end of September 1999.

        Non-Interest Expense.    Expense related to the RRP amounted to $1.2 million in 2000 and $3.6 million in 1999. Expenses related to Lighthouse Bank amounted to $4.9 million in 2000, $746,000 of which were start-up expenses, and $675,000 in 1999, all of which were start-up expenses.

        Excluding RRP and Lighthouse Bank expenses, total non-interest expense increased $746,000, or 7.5%. Most of the increase resulted from higher personnel costs (up $225,000, or 3.7%), higher marketing expenses (up $214,000, or 42.5%), higher data processing expenses (up $154,000, or 24.8%) and higher professional fees (up $99,000, or 27.1%). Personnel costs were affected positively by a $67,000 reduction in pension expense. Marketing efforts were expanded in 2000 so as to attract new deposit customers from other financial institutions going through divestitures and to promote the new branch opened by Brookline Savings Bank in October 2000. Data processing expenses were higher because amounts billed for services in 1999 were discounted from normal rates due to a vendor not meeting certain performance criteria. The higher professional fees resulted from special corporate initiatives and a review of security controls pertaining to the electronic capabilities of Brookline Savings Bank.

        Income Taxes.    The effective rate of income taxes was 35.7% in 2000 and 35.3% in 1999. State income taxes remained at low levels in both years because of the existence of a real estate investment subsidiary and utilization of investment security subsidiaries.

Liquidity and Capital Resources

        Brookline Bancorp, Inc.'s primary sources of funds are deposits, principal and interest payments on loans and debt securities and borrowings from the FHLB. While maturities and scheduled amortization of loans and investments are predictable sources of funds, deposit flows and mortgage loan prepayments are greatly influenced by interest rate trends, economic conditions and competition.

        During the past few years, the combination of generally low interest rates on deposit products and the attraction of alternative investments such as mutual funds and annuities has resulted in little growth or a net decline in deposits in certain time periods. Based on its monitoring of historic deposit trends and its current pricing strategy for deposits, management believes Brookline Bancorp, Inc. will retain a large portion of its existing deposit base.

        From time to time, Brookline Bancorp, Inc. utilizes advances from the FHLB primarily in connection with its management of the interest rate sensitivity of its assets and liabilities. In 2001, Brookline Bancorp, Inc. repaid advances of $18.5 million and obtained new advances of $63.2 million while in 2000, Brookline Bancorp, Inc. repaid advances of $14.3 million and obtained new advances of $38.9 million. Total advances outstanding at December 31, 2001 amounted to $178.1 million and Brookline Bancorp, Inc. had the capacity to increase that amount to $311.7 million.

        Brookline Bancorp, Inc.'s most liquid assets are cash and due from banks, short-term investments, debt securities and money market loan participations that generally mature within 90 days. At December 31, 2001, such assets amounted to $90.7 million, or 8.3% of total assets.

        At December 31, 2001, Brookline Savings Bank exceeded all regulatory capital requirements. Brookline Savings Bank's Tier 1 capital was $228.6 million, or 21.75% of adjusted assets. The minimum required Tier 1 capital ratio is 4.00%.

Impact of Inflation and Changing Prices

        The consolidated financial statements of Brookline Bancorp, Inc. and notes thereto, presented elsewhere herein, have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of Brookline Savings Bank's operations. Unlike most industrial companies, nearly all the assets and liabilities of Brookline Savings Bank are monetary. As a result, interest rates have a greater impact on Brookline Savings Bank's performance than the effects of inflation generally. Interest rates do not necessarily move in the same direction or to the same extent as changes in the price of goods and services.

Impact of Recent Accounting Pronouncements

        In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," which requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method. The pooling-of-interests method of accounting is prohibited except for combinations initiated before June 30, 2001. The remaining provisions of SFAS No. 141 relating to business combinations accounted for by the purchase method, including identification of intangible assets, accounting for negative goodwill, financial statement presentation and disclosure, are effective for combinations completed after June 30, 2001. Management will follow the provisions of SFAS No. 141 for any acquisitions initiated after June 30, 2001.

        In June 2001, the FASB issued SFAS No. 142, "Goodwill and Intangible Assets," which prescribed accounting for all purchased goodwill and intangible assets. Pursuant to SFAS No. 142, acquired goodwill is not amortized, but is tested for impairment at the reporting unit level annually and whenever an impairment indicator arises. All goodwill should be assigned to reporting units that are expected to benefit from the goodwill. When an entity reorganizes its reporting structure, goodwill should be reallocated to reporting units based on the relative fair values of the units. Goodwill impairment should be tested with a two-step approach. First, the fair value of the reporting unit should be compared to its carrying value, including goodwill. If the reporting unit's carrying value exceeds its fair value, then any goodwill impairment should be measured as the excess of goodwill's carrying value over its implied fair value. The implied fair value of goodwill should be calculated in the same manner as goodwill is calculated for a business combination, using the reporting unit's fair value as the "purchase price" over the amounts allocated to assets, including unrecognized intangible assets, and liabilities of the reporting unit. Goodwill impairment losses should be reported in the income statement as a separate line item within operations, except for such losses included in the calculation of a gain or loss from discontinued operations.

        An acquired intangible asset, other than goodwill, should be amortized over its useful economic life. The useful life of an intangible asset is indefinite if it extends beyond the foreseeable horizon. If an asset's life is indefinite, the asset should not be amortized until the life is determined to be finite. Intangible assets being amortized should be tested for impairment in accordance with SFAS No. 121. Intangible assets not being amortized should be tested for impairment annually and whenever there are indicators of impairment, by comparing the asset's fair value to its carrying amount.

        SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. SFAS No. 142 will have no current effect on our financial position or results of operations.

        In June 2001, the FASB also issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Management does not expect the adoption of this pronouncement to have a material impact on our results of operations or financial condition.

        In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. The standard addresses financial accounting and reporting for the impairment or disposal of long-lived assets. Management does not expect the adoption of this pronouncement to have a material impact on our results of operations or financial condition.

BUSINESS OF BROOKLINE BANCORP, INC.
AND BROOKLINE SAVINGS BANK

General

        Brookline Bancorp, Inc. is a federally chartered stock holding company that owns all of the outstanding common stock of Brookline Savings Bank. As of December 31, 2001, Brookline Bancorp, Inc. had 26,767,549 issued and outstanding shares of common stock. Brookline Bancorp, MHC owns 15,420,350 shares of Brookline Bancorp, Inc.'s outstanding common stock. The remaining 11,347,199 shares are held by the public. At December 31, 2001, Brookline Bancorp, Inc. had consolidated assets of $1.1 billion, deposits of $620.9 million and stockholders' equity of $285.4 million. Following the conversion, Brookline Bancorp, Inc. will cease to exist, but will be succeeded by a new Delaware corporation with the same name.

        Brookline Savings Bank is a community-oriented savings bank that was originally chartered by the Commonwealth of Massachusetts in 1871 and converted to a federal charter in 2001. Its principal business consists of accepting retail deposits from the general public through its branch offices and investing those deposits, together with funds generated from operations and borrowings, primarily in real estate mortgage loans and various debt and equity securities. Brookline Savings Bank emphasizes the origination of multi-family and commercial real estate mortgage loans as well as one-to-four family residential mortgage loans. It also originates construction and development mortgage loans, home equity loans, commercial loans and consumer loans. We operate through our five full-service banking offices in Brookline, Massachusetts and one in Newton, Massachusetts.

        On April 12, 2000, Brookline Bancorp, Inc. received regulatory approval to organize Lighthouse Bank as New England's first de novo internet-only bank. Brookline Bancorp, Inc. made a $25 million capital investment in Lighthouse Bank at the beginning of May 2000. Lighthouse Bank opened for business in June 2000. In April 2001, Brookline Bancorp, Inc. determined that Lighthouse Bank was not viable as an internet-only subsidiary, and on July 17, 2001, the existence of Lighthouse Bank as a separate corporate entity was terminated by its merger into Brookline Savings Bank. Brookline Savings Bank continues to provide on-line electronic banking services to the former customers of Lighthouse Bank.

        In contemplation of the merger, a pre-tax restructuring charge of $3.9 million was recorded in the second quarter of 2001 to provide for merger-related expenses. Those expenses included personnel severance payments, termination of contracts with third party vendors, occupancy rent obligations, write-offs of equipment and software, and other miscellaneous items. Certain operating expenses associated with servicing former Lighthouse Bank customers continued through the third quarter of 2001. As of September 17, 2001 the data processing conversion was completed and Lighthouse Bank customers accounts were transferred to Brookline Savings Bank's systems and records. See notes 18 and 19 of the notes to the consolidated financial statements included in this prospectus for information about the start-up expenses and operating results of Lighthouse Bank.

Business Strategy

        Our business strategy is to grow and enhance our profitability by (1) acquiring other financial institutions or branches, (2) increasing our lending capabilities, especially multi-family and commercial real estate loans, (3) increasing our retail deposit generating capabilities through branch expansion, (4) emphasizing retail and small business banking, (5) maintaining high asset quality and (6) continuing to emphasize operating efficiencies and cost control.

        Acquiring other financial institutions.    Significant consolidation has taken place within the financial institutions sector during the past decade. Consolidation is expected to continue, especially in geographic areas such as Massachusetts that continue to have an abundance of financial institutions. Upon completion of the conversion, our new corporate structure will enable us to be more competitive in pursuing bank and branch acquisition opportunities. We currently have no specific plans, arrangements or understandings regarding any such acquisitions.

        Increasing our lending capabilities.    Many of our multi-family and commercial real estate loan customers have multiple loans outstanding with us. Occasionally, our total loans outstanding to a single borrower has exceeded the maximum limit under our loan policies. In those instances, we have sought other financial institutions to participate as co-lenders in order to stay within our limits. As a result of the additional capital from the offering, we will increase our loan limits and retain quality loans that would otherwise be directed to other financial institutions. Increased loan limits also will allow us to originate larger loans.

        Increasing our retail deposit generating capabilities through branch expansion.    We plan to establish one new branch per year to expand our market presence and to facilitate growth of our retail and commercial deposits.

        Emphasizing retail and small business banking.    Recently, we engaged a consulting firm to review and evaluate our retail banking program. We implemented several of the consultants' recommendations. We intend to offer new loan and deposit products and services for consumers and small business customers. We also expect to add personnel in the areas of business development, sales management and retail administration.

        Maintaining high asset quality.    Although our loan portfolio consists primarily of higher risk loans (multi-family and commercial real estate mortgage loans) rather than one-to-four family mortgage loans, we have consistently maintained a high level of asset quality. Aggregate loan charge-offs have not exceeded $250,000 since 1993. Despite our favorable loan loss experience, we consistently have established part of the allowance for loan losses in recognition of the greater inherent risks in multi-family and commercial real estate mortgage loans.

        Continuing emphasis on operating efficiencies and cost control.    Our operating efficiency ratio (the ratio of non-interest expenses divided by the sum of non-interest income and net-interest income) has compared favorably with other financial institutions. A 50% operating efficiency ratio is generally considered better than average, and our operating efficiency ratio has been below 35% (excluding recognition and retention plan expense and the operations of Lighthouse Bank) since 1995. While our favorable ratio is due in part to our high capital level, it is also attributable to our emphasis on cost controls. We plan to continue to monitor and control costs, although we recognize that our business strategies will require greater investments in personnel, marketing, premises and equipment.

Market Area and Credit Risk Concentration.

        Our lending activities are concentrated primarily in the greater Boston metropolitan area and eastern Massachusetts. The greater Boston metropolitan area benefits from the presence of numerous institutions of higher learning, medical care and research centers and the corporate headquarters of several significant mutual fund investment companies. Eastern Massachusetts also has many high technology companies employing personnel with specialized skills. These factors affect the demand for residential homes, multi-family apartments, office buildings, shopping centers, industrial warehouses and other commercial properties.

        Brookline's urban and suburban market area has a large number of apartment buildings, condominiums and office buildings. As a result, for many years, we have emphasized multi-family and commercial real estate mortgage lending. These types of loans typically generate higher yields, but also involve greater credit risk than one-to-four family mortgage loans. Many of our borrowers have more than one multi-family or commercial real estate loan outstanding with us. Moreover, the loans are concentrated in the market area described in the preceding paragraph.

Competition

        We face significant competition both in making loans and in attracting deposits. The Boston metropolitan area has a high density of financial institutions, many of which are branches of significantly larger institutions which have greater financial resources than Brookline Bancorp, Inc., and all of which are our competitors to varying degrees. Our competition for loans comes principally from commercial banks, savings banks, savings and loan associations, mortgage banking companies, credit unions, insurance companies and other financial service companies. Our most direct competition for deposits has historically come from commercial banks, savings banks, savings and loan associations and credit unions. We face additional competition for deposits from non-depository competitors such as the mutual fund industry, securities and brokerage firms and insurance companies.

Lending Activities

        General.    Our loan portfolio consists primarily of first mortgage loans secured by multi-family, commercial and one-to-four family residential, real estate properties located in our primary lending area. Another component of our loan portfolio consists of participations in commercial loans to national companies and organizations originated and serviced primarily by money center banks. Generally, the participations mature between one day and three months and we consider them an alternative short-term investment for liquidity management purposes rather than traditional commercial loans. We also offer construction and development loans, commercial lines of credit primarily to condominium associations, home equity and second mortgage loans and other consumer loans.

        We rely on community contacts as well as referrals from existing customers, attorneys and other real estate professionals to generate business within our lending area. In addition, existing borrowers are an important source of business since many of our multi-family and commercial real estate loan customers have had or currently have more than one loan outstanding with us. Two commissioned loan originators on our staff also generate residential mortgage loans. Our ability to originate loans depends on the strength of the economy, trends in interest rates, customer demands and competition from other lenders.

        We have developed underwriting policies to control the inherent risks in origination of loans. The policies address approval limits, loan-to-value ratios, appraisal requirements, debt service coverage ratios, loan concentration limits and other matters relevant to loan underwriting.

        Multi-family and Commercial Real Estate Mortgage Lending.    We are primarily engaged in multi-family and commercial real estate mortgage lending. At December 31, 2001 and 2000, such loans represented 69.8% and 73.2%, respectively, of gross loans, exclusive of money market loan participations. We intend to continue to emphasize these types of loans depending on the demand for such loans and trends in the real estate market and the economy.

        We consider a number of factors in originating multi-family and commercial real estate mortgage loans. We evaluate the qualifications and financial condition of the borrower (including credit history), profitability and expertise, as well as the value and condition of the underlying property. When evaluating the qualifications of the borrower, we consider the financial resources of the borrower, the borrower's experience in owning or managing similar property and the borrower's payment history with us and other financial institutions. In evaluating the underlying property, the factors we consider include the net operating income of the mortgaged premises before debt service and depreciation, the debt service coverage ratio (the ratio of net operating income to debt service) and the ratio of the loan amount to the appraised value.

        Generally, multi-family and commercial real estate mortgage loans are made for five to ten year terms, with an amortization period of twenty to twenty-five years, and are priced on an adjustable-rate basis with the borrower's option to fix the interest rate for the first few years. At the borrower's option, at the time of origination or later during the loan term, the loan may be converted to a fixed interest rate loan, provided the fixed-rate period selected by the borrower does not exceed the original term of the loan. Generally, a yield maintenance fee and other fees are collected when a fixed rate loan is paid off prior to its maturity.

        Multi-family mortgage loans may be made in an amount up to 75% of the lower of the appraised value (as determined by Brookline Savings Bank or a qualified independent appraiser, whichever is lower) or the sales price of the underlying property, provided the debt service coverage ratio is not less than 125%. Non-owner occupied condominium loans are generally limited to 70% of the appraised value. Our underwriting policies and procedures for originating commercial real estate mortgage loans are similar to those followed for originating multi-family mortgage loans. Generally, we consider loans secured by commercial real estate properties to involve greater risk than multi-family mortgage loans since they are even more dependent on the ability of the borrowers to profitably manage a business, and are more susceptible to adverse conditions in the real estate market and economy. As a result, to offset the greater risk, we may require a somewhat higher debt service coverage ratio and, in some cases, a higher interest rate than for multi-family mortgage loans.

        Since 1998, a stable and then declining interest rate environment has prompted many multi-family and commercial real estate borrowers to exercise their options to convert adjustable-rate loans to fixed-rate loans.

Additionally, many new loans originated since 1998 have been priced at inception on a fixed-rate basis generally for periods ranging from two to seven years. If interest rates increase during the fixed-rate phase of these loans, our net interest income would be negatively affected. Occasionally, we have partially funded loans originated on or converted to a fixed-rate basis by borrowing funds from the FHLB on a fixed-rate basis for periods that approximate the fixed-rate terms of the loans.

        Construction and Development Lending.    At December 31, 2001, construction and development loans amounted to $20.9 million, $4.9 million of which had not been advanced as of that date. Of the $20.9 million, $10.8 million is for the construction of multi-family properties, $3.2 million is for the construction of commercial properties, $3.5 million is for the construction of one-to-four family residential homes, $2.9 million is for the construction of condominiums, and $493,000 is for land loans. Different criteria are applied in underwriting construction loans for which the primary source of repayment is the sale of the property than in underwriting construction loans for which the primary source of repayment is the stabilized cash flow from the completed project. For those loans where the primary source of repayment is from resale of the property, in addition to the normal credit analysis performed for other loans, we also analyze project costs, the attractiveness of the property in relation to the market in which it is located and demand within the market area. For those construction loans where the source of repayment is the stabilized cash flow from the completed project, we analyze not only project costs but also how long it might take to achieve satisfactory occupancy and the reasonableness of projected rental rates in relation to market rental rates.

        For owner-occupied, one-to-four family properties, we will lend up to 95% of the lesser of appraised value upon completion of construction or the cost of construction, provided private mortgage insurance coverage is obtained for any loan with a loan-to-value or loan-to-cost ratio in excess of 80%. For loans on one-to-four family properties being constructed for sale, we lend up to 75% of the lesser of the competed value or project cost.

        Construction and development financing is generally considered to involve a higher degree of risk than long-term financing of improved, occupied real estate. Risk of loss on a construction loan largely depends upon the accuracy of the initial estimate of construction costs, the estimated time to sell or rent the completed property at an adequate price or rate of occupancy and market conditions. If the estimates and projections prove to be inaccurate, we may be confronted with a project which, upon completion, has a value that is insufficient to assure full loan repayment.

        Commercial Lending.    Commercial loans amounted to $42.6 million at December 31, 2001 compared to $33.2 million at December 31, 2000. At both dates, the portfolio included a $10.0 million loan participation maturing on June 14, 2002 and loans to condominium associations for the purpose of funding capital improvements. Loans to condominium associations amounted to $23.5 million at December 31, 2001 and $15.8 million at December 31, 2000. Typically, such loans are made for five to ten year terms and are secured by a general assignment of the revenue of the condominium association. Among the factors considered in the underwriting of such loans are the level of owner occupancy, the financial condition and history of the condominium association, the attractiveness of the property in relation to the market in which it is located and the reasonableness of estimates of the cost of capital improvements to be made. Depending on loan size, funds are advanced as capital improvements are made and, in more complex situations, after completion of engineering inspections.

        One-to-Four Family Mortgage Lending.    We offer both fixed-rate and adjustable-rate mortgage loans secured by one-to-four family residences. Loans are originated in amounts up to 95% of the lower of the appraised value or selling price of the property securing the loan. We require private mortgage insurance for loans in excess of an 80% loan-to-value ratio. Generally, we do not hold fixed-rate residential mortgage loans in our loan portfolio.

        Second Mortgage Lending.    We also make second mortgage loans on multi-family and other types of commercial real estate properties. Generally, we make second mortgage loans only on properties where we hold the first mortgage. The underwriting criteria for these loans is similar to that followed in underwriting first mortgage loans on multi-family and commercial real estate loans. Debt service coverage of the combined first and second mortgage loan balances is typically expected to be at least 125% and the loan to value ratio of the combined first and second mortgage loan balances is expected to be no higher than 75%. The repayment period for second mortgage loans is generally shorter than that for first mortgage loans and the interest rate is usually adjustable at a percent that is higher than the rate charged on the first mortgage loan.

        Loan Approval Procedures and Authority.    Brookline Savings Bank's senior vice president of lending and an authorized vice president of lending may approve home equity loans up to $150,000. Brookline Savings Bank's President may approve any loan up to and including $250,000. Brookline Savings Bank's President or the senior vice president of lending and an authorized lending vice president, may approve any one-to-four family owner-occupied loan up to and including $500,000. The Chief Executive Officer may approve any one-to-four family owner-occupied loan up to and including $750,000. In addition, the Chief Executive Officer may approve any other type of loan up to and including $500,000. The Loan Committee (consisting of the Chief Executive Officer and two outside directors) must approve all one-to-four family owner-occupied loans in excess of $750,000, but not greater than $1.5 million. The Loan Committee also must approve any other types of loans in excess of $500,000 but not greater than $1.0 million. All one-to-four family owner-occupied loans in excess of $1.5 million and other types of loans in excess of $1.0 million must be approved by the Executive Committee (consisting of the Chief Executive Officer and four outside directors). All loan requests from borrowers with existing loan relationships in excess of $2.0 million are presented to the Executive Committee for approval. Generally, on loans in excess of $1.5 million where there is personal recourse against the borrower or a guarantor, the Credit Review Officer reviews the loan file and provides an analysis of the financial capacity of the borrower or guarantors.

        The Board of Directors also approves annually our independent appraisers and our appraisal policy. Generally, we require an environmental site assessment to be performed by an independent professional for all non-residential mortgage loans. Our policy requires title and hazard insurance on all mortgage loans. In addition, we may require borrowers to make payments to a mortgage escrow account for the payment of property taxes. Any exceptions to our underwriting policies must be approved by our Loan Committee for loans up to $1.0 million and by the Executive Committee for loans over $1.0 million.

        The following table sets forth the comparison of our loan portfolio in dollar amounts and in percentages by type of loan at the dates indicated.

	At December 31,
	2001		2000		1999		1998		1997
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in Thousands)
Mortgage loans:
One-to-four family	$159,887	18.25%	$114,411	15.04%	$74,889	11.13%	$64,467	11.19%	$68,907	14.25%
Multi-family	338,973	38.70	300,841	39.55	297,270	44.18	262,678	45.58	219,909	45.50
Commercial real estate	272,061	31.06	255,895	33.65	221,330	32.89	197,593	34.29	149,540	30.94
Construction and development	20,901	2.38	19,947	2.62	24,719	3.67	17,255	2.99	13,382	2.77
Home equity	8,924	1.02	6,596	0.87	5,800	0.86	5,505	0.96	5,276	1.09
Second	29,408	3.36	27,236	3.58	16,328	2.43	13,944	2.42	15,855	3.28

Total mortgage loans	830,154	94.77	724,926	95.31	640,336	95.16	561,442	97.43	472,869	97.83
Commercial loans	42,637	4.87	33,205	4.36	30,514	4.54	13,051	2.26	9,074	1.88
Consumer loans	3,130	0.36	2,488	0.33	2,012	0.30	1,775	0.31	1,393	0.29

Total gross loans, excluding money market loan participations	875,921	100.00%	760,619	100.00%	672,862	100.00%	576,268	100.00%	483,336	100.00%

Less:
Unadvanced funds on loans	(47,157)		(43,030)		(35,746)		(26,096)		(9,352)
Deferred loan origination fees	(404)		(1,030)		(1,550)		(1,604)		(1,562)
Unearned discounts	—		—		(10)		(10)		(10)

Total loans, excluding money market loan participations	828,360		716,559		635,556		548,558		472,412
Money market loan participations	6,000		28,250		15,400		44,300		24,000

Total loans, net	$834,360		$744,809		$650,956		$592,858		$496,412

        Many of our borrowers have done business with us for years and have more than one loan outstanding. Our current policy is that the aggregate amount of loans outstanding to any one borrower or related entities may not exceed $16.0 million unless the excess over the aggregate limit is approved by the Executive Committee at the time of loan origination. At December 31, 2001, Brookline Savings Bank's largest borrower had aggregate loans outstanding of $19.4 million. The excess over the aggregate limit was approved by the Executive Committee at the time of loan origination. Including this borrower, there were 35 borrowers each with aggregate loans outstanding in excess of $5.0 million at December 31, 2001. The cumulative total of those loans was $258.2 million, or 31.2% of loans outstanding, exclusive of money market loan participations. Most of this cumulative amount consisted of multi-family and commercial real estate mortgage loans.

        The following table shows the contractual maturity and repricing dates of our loan portfolio at December 31, 2001. The table does not include prepayments or scheduled principal amortization.

	At December 31, 2001
	Real Estate Mortgage Loans
	One-to- Four Family	Multi- Family	Commercial Real Estate	Construction and Development	Home Equity and Second Mortgages	Other Commercial and Consumer Loans	Money Market Loan Participations	Total Loans
	(In Thousands)
Amounts due (1):
Within one year	$19,497	$100,796	$56,772	$13,714	$22,061	$27,326	$6,000	$246,166

After one year:
More than one year to three years	37,949	90,720	72,690	—	456	2,818	—	204,633
More than three years to five years	96,480	78,438	94,665	2,244	2,428	4,116	—	278,371
More than five years to ten years	5,762	52,546	36,370	—	1,228	—	—	95,906
More than ten years	44	2,368	7,276	—	—	—	—	9,688

Total due after one year	140,235	224,072	211,001	2,244	4,112	6,934	—	588,598

Total amount due	$159,732	$324,868	$267,773	$15,958	$26,173	$34,260	$6,000	834,764

Less:
Deferred loan origination fees								(404)

Net loans								$834,360

(1)
Amounts due are net of unadvanced funds on loans.

        The following table sets forth at December 31, 2001 the dollar amount of gross loans contractually due or scheduled to reprice after one year and whether such loans have fixed interest rates or adjustable interest rates.

	Due After One Year
	Fixed	Adjustable	Total
	(In Thousands)
Mortgage loans:
One-to-four family	$126	$140,109	$140,235
Multi-family	71,123	152,949	224,072
Commercial real estate	59,820	151,181	211,001
Construction and development	105	2,139	2,244
Home equity and second mortgage	1,321	2,791	4,112

Total mortgage loans	132,495	449,169	581,664
Commercial and consumer loans	1,984	4,950	6,934

Total loans	$134,479	$454,119	$588,598

Non-Performing Assets

        The following table sets forth information regarding non-performing assets, restructured loans and the allowance for loan losses:

	At December 31,
	2001	2000	1999	1998	1997
	(Dollars in Thousands)
Non-accrual loans (1):
Mortgage loans:
One-to-four family	$136	$—	$—	$—	$230
Multi-family	—	—	—	—	—
Commercial real estate	—	—	—	297	522
Construction and development	—	—	—	—	—
Home equity	—	—	—	35	51
Commercial loans	—	—	—	—	—
Consumer loans	4	—	—	—	—

Total non-accrual loans	140	—	—	332	803
Other real estate owned, net (2)	—	—	707	1,940	2,373
Defaulted corporate debt security	1,440	—	—	—	—

Total non-performing assets	$1,580	$—	$707	$2,272	$3,176

Restructured loans	$—	$—	$—	$—	$2,287

Allowance for loan losses as a percent of total loans	1.83%	1.92%	2.13%	2.21%	2.51%
Allowance for loan losses as a percent of total non-performing loans (3)	NM	NM	NM	NM	NM
Non-performing loans as a percent of total loans	0.02	—	—	0.06	0.16
Non-performing assets as a percent of total assets	0.14	—	0.08	0.26	0.45

(1)
Non-accrual loans include all loans 90 days or more past due and other loans which have been identified by Brookline Bancorp, Inc. as presenting uncertainty with respect to the collectibility of interest or principal.

(2)
Other real estate owned balances are shown net of related loss allowances.

(3)
Non-performing loans are comprised of non-accrual loans.

    NM—not meaningful. Exceeds 1,000% at end of each period.

        In the second quarter of 2001, Brookline Bancorp, Inc. charged earnings $495,000 to recognize an other-than-temporary impairment in the carrying value of a $2.0 million bond issued by Southern California Edison that matured on June 1, 2001. Interest of $65,000 due on the bond was received at the maturity date and applied as a reduction of the carrying value of the bond instead of being credited to interest income. An interest payment of $65,000 received on December 1, 2001 was credited to interest income. At December 31, 2001, the defaulted bond was carried on the books of Brookline Bancorp, Inc. at $1,440,000 and had a market value of $1,950,000. On March 1, 2002, principal and interest due on the bond was paid in full resulting in a credit to income of $592,500.

        Loans are placed on non-accrual status either when reasonable doubt exists as to the full timely collection of interest and principal or automatically when a loan becomes past due 90 days.

        Restructured loans represent performing loans for which concessions (such as reductions of interest rates to below market terms and/or extension of repayment terms) were granted due to a borrower's financial condition. Based on satisfactory payment performance, a significant pay-down of loan principal and payment of interest at market rates, loans previously classified as restructured were removed from that category in 1998.

        The following table sets forth delinquencies in our loan portfolio as of the dates indicated:

	At December 31, 2001				At December 31, 2000
	60-89 Days		90 Days or More		60-89 Days		90 Days or More
	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans
	(Dollars in Thousands)
Mortgage loans:
One-to-four family	2	$112	1	$136	—	$—	—	$—
Multi-family	—	—	—	—	—	—	—	—
Commercial real estate	—	—	—	—	—	—	—	—
Construction and development	—	—	—	—	—	—	—	—
Home equity and second mortgage	—	—	—	—		—	—	—
Consumer loans	9	8	7	4	—	—	—	—
Total	11	$120	8	$140	—	$—	—	$—

Delinquent loans to total loans		0.01%		0.01%		—%		—%

At December 31, 1999
	60-89 Days		90 Days or More
	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans
(Dollars in Thousands)
Mortgage loans:
One-to-four family	—	$—	—	$—
Multi-family	—	—	—	—
Commercial real estate	—	—	—	—
Construction and development	—	—	—	—
Home equity and second mortgage	—	—	—	—
Consumer loans	3	4	—	—

Total	3	$4	—	$—

Delinquent loans to total loans		—%		—%

Allowance for Loan Losses

        The allowance for loan losses is management's estimate of probable known and inherent credit losses in the loan portfolio. The methodology we follow to determine the amount of allowance to be recorded in our financial statements is described in the following paragraphs.

        We utilize an internal rating system to monitor and evaluate our loan portfolio. At the time of loan approval, all loans other than one-to-four family residential mortgage loans, home equity loans and consumer loans, are assigned a rating based on all the factors considered in originating the loan. The initial loan rating is recommended by the loan officer and approved by the individuals or committee responsible for approving the loan. Loan officers are expected to recommend to the Loan Committee changes in loan ratings when facts come to their attention that warrant an upgrade or downgrade in a loan rating. Problem and potential problem assets are assigned the three lowest ratings. Such ratings coincide with the "Substandard", "Doubtful" and "Loss" classifications used by federal regulators in their examination of financial institutions. Generally, an asset is considered Substandard if it is inadequately protected by the current net worth and paying capacity of the obligors and/or the collateral pledged. Substandard assets include those characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. Assets classified as Doubtful have all the weaknesses inherent in those classified Substandard with the added characteristic that the weaknesses present make collection or liquidation in full, on the basis of currently existing facts, highly questionable and improbable. Assets classified as Loss are those considered uncollectible and of such little value that their continuance as assets without the establishment of a specific loss reserve and/or charge-off is not warranted. Assets which do not currently expose Brookline Bancorp, Inc. to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are designated "Special Mention". We assign our fourth lowest rating to loans meeting this designation.

        On a quarterly basis, management reviews with the Watch Committee the status of each loan assigned one of our four adverse internal ratings and the judgments made in determining the valuation allowances allocated to such loans. Loans, or portions of loans, classified Loss are either charged off against valuation allowances or a specific allowance is established in an amount equal to the amount classified Loss.

        At December 31, 2001 and 2000, there were no loans which warranted specific reserves. At December 31, 2001, loans designated as Substandard amounted to $105,000; at December 31, 2000, loans designated as Special Mention and Substandard amounted to $10.7 million and $107,000, respectively. No loans were designated as Doubtful or Loss. The Substandard category at December 31, 2001 and 2000 included two loans secured by condominiums. The Special Mention category at December 31, 2000 included eleven loans to one borrower secured by multi-family and commercial real estate properties. In 2001, classification of the eleven loans as Special Mention was removed due to satisfactory performance. All of the loans designated Special Mention and Substandard at December 31, 2001 and 2000 were current in their payment status.

        Our classification of our loans and the amount of the valuation allowances we set aside for estimated losses are subject to review by the banking agencies. Based on their reviews, these agencies can order the establishment of additional loss allowances. The Office of Thrift Supervision, in conjunction with the other federal banking agencies, has adopted an interagency policy statement on allowances for loan and lease losses. The policy statement provides guidance for financial institutions on both the responsibilities of management for the assessment and establishment of adequate allowances and guidance for banking agency examiners to use in determining the adequacy of a financial institution's valuation methodology. Generally, the policy statement recommends that financial institutions have effective systems and controls to identify, monitor and address asset quality problems; that management analyze all significant factors that affect the collectibility of the portfolio in a reasonable manner; and that management establish acceptable valuation processes that meet the objectives set forth in the policy statement. Management has adopted and applied these recommendations in its methodology and procedures for estimating its allowance for loan losses.

        The following table sets forth activity in our allowance for loan losses for the years presented in the table.

	Year Ended December 31,
	2001	2000	1999	1998	1997
	(Dollars in Thousands)
Balance at beginning of year	$14,315	$13,874	$13,094	$12,463	$12,326
Provision for loan losses	974	427	450	300	—
Charge-offs:
Mortgage loans	—	—	—	—	—
Commercial loans	—	—	—	—	—
Consumer loans	4	10	—	1	6
Money market loan participations	—	—	—	—	—

Total charge-offs	4	10	—	1	6
Recoveries:
Mortgage loans:
Multi-family	6	6	2	1	25
Commercial real estate	7	7	325	314	8
Construction and development	—	—	—	—	103
Commercial loans	—	—	—	12	—
Consumer loans	3	11	3	5	7

Total recoveries	16	24	330	332	143

Net recoveries	12	14	330	331	137
Balance at end of year	$15,301	$14,315	$13,874	$13,094	$12,463

        We have experienced recoveries in excess of charge-offs in each of the past five years. We believe this favorable experience is attributable to the robust economy during that time and is not sustainable over normal lending cycles. When the economy is strong, an inherent higher level of credit risk exists because of the long-term nature of our loan portfolio. Multi-family and commercial real estate loans have comprised about 70% of our total loans outstanding for many years. These loans tend to have an average life of several years. The higher level of risk in such loans becomes more evident when the economy weakens.

        During 2001, 2000 and 1999, the allowance for loan losses was increased by $986,000, $441,000 and $780,000, respectively, as a result of net loan recoveries of $12,000, $14,000 and $330,000, respectively, and provisions for loan losses of $974,000, $427,000 and $450,000, respectively. The increases in the allowance were made primarily because of significant growth of the loan portfolio. Total loans outstanding increased by $111.8 million in 2001, $81.0 million in 2000 and $87.0 million in 1999, exclusive of money market loan participations. Approximately 57% of the net loan growth in 2001, half of the net loan growth in 2000 and most of the net loan growth in 1999 occurred in the higher risk categories of commercial real estate and multi-family mortgage loans. The remainder of the growth was primarily in the residential mortgage loan category. The loan growth over the past three years has not resulted in problem loans requiring specific allowance allocations. Allocated allowances were nonetheless established for the loans added to the portfolio in connection with applying the second component of our allowance methodology described later in this sub-section. Management intends to continue to apply this methodology in the future and, accordingly, charges to the provision for loan losses should generally be expected in periods when the loan portfolio is growing.

        The following tables set forth our percent of allowance by loan category and the percent of loans to total loans in each of the categories listed at the dates indicated.

	At December 31,
	2001						1999
				2000
			Percent of Loans in Each Category to Gross Loans						Percent of Loans in Each Category to Gross Loans
	Amount	Percent of Allowance to Total Allowance		Amount	Percent of Allowance to Total Allowance	Percent of Loans in Each Category to Gross Loans	Amount	Percent of Allowance to Total Allowance
	(Dollars in Thousands)
Mortgage loans:
One-to-four family	$484	3.16%	18.25%	$343	2.40%	15.04%	$225	1.62%	11.13%
Multi-family	4,836	31.61	38.70	4,155	29.03	39.55	4,241	30.57	44.18
Commercial real estate	4,608	30.12	31.06	4,374	30.55	33.65	3,791	27.32	32.89
Construction and development	478	3.12	2.38	466	3.26	2.62	547	3.95	3.67
Home equity	89	0.58	1.02	66	0.46	0.87	58	0.42	0.86
Second	432	2.82	3.36	361	2.52	3.58	204	1.47	2.43
Commercial loans	725	4.74	4.87	555	3.88	4.36	510	3.68	4.54
Consumer loans	31	0.20	0.36	25	0.17	0.33	20	0.14	0.30
Money market loan participations	—	—	—	—	—	—	—	—	—
Unallocated	3,618	23.65	—	3,970	27.73	—	4,278	30.83	—

Total allowance for loan losses	$15,301	100.00%	100.00%	$14,315	100.00%	100.00%	$13,874	100.00%	100.00%

	At December 31,
	1998			1997
	Amount	Percent of Allowance to Total Allowance	Percent of Each Category to Gross Loans	Amount	Percent of Allowance to Total Allowance	Percent of Loans in Each Category to Gross Loans
	(Dollars in Thousands)
Mortgage loans:
One-to-four family	$193	1.47%	11.19%	$207	1.66%	14.25%
Multi-family	3,687	28.16	45.58	3,440	27.60	45.50
Commercial real estate	3,742	28.58	34.29	3,184	25.55	30.94
Construction and development	376	2.87	2.99	306	2.45	2.77
Home equity	55	0.42	0.96	53	0.43	1.09
Second	174	1.33	2.42	198	1.59	3.28
Commercial loans	245	1.87	2.26	151	1.21	1.88
Consumer loans	18	0.14	0.31	14	0.11	0.29
Money market loan participations	—	—	—	—	—	—
Unallocated	4,604	35.16	—	4,910	39.40	—

Total allowance for loan losses	$13,094	100.00%	100.00%	$12,463	100.00%	100.00%

        The long-term nature of our loan portfolio as well as the impact of economic changes make it most difficult, if not impossible, to conclude with precision the amount of loss inherent in our loan portfolio at a point in time.

        In determining the level of the allowance, management evaluates specific credits and the portfolio in general using several methods that include historical performance, collateral values, cash flows and current economic conditions. This evaluation culminates with a judgment on the probability of collection of loans outstanding. Our methodology provides for three allowance components.

        The first component represents allowances established for specific identified loans. Specific amounts are allocated on a loan-by-loan basis for any impairment loss as determined by applying one of the three methods cited in generally accepted accounting principles.

        The second component represents allowances for groups of homogenous loans that currently exhibit no identified weaknesses and are evaluated on a collective basis. Allowances for groups of similar loans are established based on factors such as historical loss experience, the level and trends of loan delinquencies, and the level and trends of classified assets.

        Based on our experience during the last economic downturn, it is known that loans in the higher risk categories have inherent loss characteristics that result in their being placed on the Watch List when the economy weakens. Such loss characteristics, which exist throughout the long-term life of our loans, are less obvious in good economic times. Management believes that the allowance for loan losses should take into consideration the inherent losses in the loan portfolio when the economy is strong and Watch List loans are lower than normal. In this regard, the amount of allocated allowance was $1,231,000 at December 31, 2001, $878,000 at December 31, 2000 and $1,005,000 at December 31, 1999.

        The third component of our allowance for loan losses is categorized as unallocated. The unallocated part of the allowance is based on an evaluation of factors such as trends in the economy and real estate values in the areas where we lend money, concentrations in the amount of loans we have outstanding to large borrowers and concentrations in the type and geographic location of loan collateral. Determination of this portion of the allowance is a very subjective process. Management believes the unallocated allowance is an important component of the total allowance because it addresses the probable inherent risk of loss that exists in that part of our loan portfolio with repayment terms extended over many years. It also helps to minimize the risk related to the margin of imprecision inherent in the estimation of the allocated components of the allowance. We have not allocated the unallocated portion of the allowance to the major categories of loans because such an allocation would imply a degree of precision that does not exist.

        We have no established range into which the unallocated portion of the allowance should fall. The decline in the unallocated portion of the allowance over the past five years is attributable primarily to the strength of the economy and improved trends in our level of loan delinquencies and classified loans during that time.

Investment Securities

        Our investment policy is reviewed and approved by the Board of Directors on an annual basis. Our investment portfolio is structured so as to provide asset diversification, interest and dividend income, a source of liquidity to meet loan demand and potential deposit outflows, and the opportunity to achieve capital appreciation through long-term investment in equity securities.

        Our current policy generally favors investment in mortgage-backed and mortgage-related securities, U.S. Government and Agency securities, and corporate debt obligations. The policy allows the use of interest rate swaps, options and futures, but only for purposes of hedging the interest or credit risk of specific assets. While we have seldom used hedging instruments, at December 31, 2001, we were a party to a $5.0 million interest-rate swap agreement that matures April 14, 2005. We entered into the agreement to match more closely the repricing of certain assets and liabilities and to reduce our exposure to increases in interest rates.

        Over the past three years, we expanded our acquisition of collateralized mortgage obligations and mortgage-backed securities ("mortgage derivatives"). Investments in such obligations increased from 2.7% of the total investment portfolio at the beginning of 1999 to 45.4% of the total investment portfolio at the end of 2001. Our purchases are securities issued by U.S. Government agencies and are part of the first tranche of mortgage pools. Such tranches (or slices) have priority rights to cash flows, usually mature in the two to three year range and are commonly classified as "PAC-1-1" securities.

        It is our policy that the aggregate unamortized premiums on all mortgage derivatives in our investment portfolio should not exceed 1% of stockholders' equity, excluding net unrealized gains on securities available for sale. No purchase of any mortgage derivative in excess of $3.0 million or involving payment of a premium of 2% or more can be made without the prior approval of our Chief Executive Officer. Purchases of all mortgage derivatives not classified as PAC-1-1 securities or issued by other than U.S. Government agencies also require prior approval of the Chief Executive Officer.

        We expect that mortgage derivatives will continue to represent a significant portion of our investment portfolio since such investments are "qualified thrift investments" for purposes of meeting the Office of Thrift Supervision requirement that 65% of Brookline Savings Bank's assets be maintained in qualified thrift assets.

        Our investment policy normally requires that corporate obligations be rated "A" or better at the time of acquisition. In certain instances, corporate obligations rated "BBB" can be purchased. At December 31, 2001, $3.5 million of our debt securities were rated lower than "A". Included in this amount was a $2.0 million bond issued by Southern California Edison payable June 1, 2001 bearing interest at 6.50% per annum and carried on our books at $1,440,000. This debt security was paid in full on March 1, 2002.

        At December 31, 2001, our marketable equity securities portfolio totaled $17.2 million, including net unrealized gains of $7.7 million. Most of the portfolio was comprised of the stocks of national, regional money center and community banks and utility companies. Our policy limits the aggregate carrying value of marketable equity securities to no more than 25% of our stockholders' equity, excluding net unrealized gains on securities available for sale. Generally, our marketable equity securities have been purchased as long-term investments that can provide the opportunity for capital appreciation and dividend income that is taxed on a more favorable basis than operating income. There can be no assurances that investment in marketable equity securities will achieve appreciation in value and, therefore, such investments involve higher risk.

        The following table sets forth the composition of our debt and equity securities portfolios at the dates indicated:

	At December 31,
	2001		2000		1999
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in Thousands)
Debt securities:
U.S. Government and Agency obligations	$14,208	7.80%	$11,079	5.35%	$40,895	17.18%
Corporate obligations	58,904	32.32	93,673	45.26	112,999	47.48
Collateralized mortgage obligations issued by U.S. Government Agencies	79,701	43.73	68,526	33.11	47,990	20.17
Mortgage-backed securities issued by U.S. Government Agencies	2,983	1.63	2,388	1.16	1,639	0.69

Total debt securities	155,796	85.48	175,666	84.88	203,523	85.52
Marketable equity securities	17,187	9.43	24,142	11.67	28,186	11.84
Restricted equity securities	9,281	5.09	7,145	3.45	6,279	2.64

Total investment securities	$182,264	100.00%	$206,953	100.00%	$237,988	100.00%

Debt and equity securities available for sale	$163,425	89.66%	$149,361	72.17%	$128,275	53.90%
Debt securities held to maturity	9,558	5.25	50,447	24.38	103,434	43.46
Restricted equity securities	9,281	5.09	7,145	3.45	6,279	2.64

Total investment securities	$182,264	100.00%	$206,953	100.00%	$237,988	100.00%

        The following table sets forth certain information regarding the amortized cost and market values of our investment securities at the dates indicated:

	At December 31,
	2001		2000		1999
	Amortized Cost	Market Value	Amortized Cost	Market Value	Amortized Cost	Market Value
	(Dollars in Thousands)
Securities available for sale:
Debt securities:
U.S. Government and Agency obligations	$14,093	$14,208	$10,946	$11,079	$41,026	$40,895
Corporate obligations	49,073	50,640	44,467	44,704	11,409	11,204
Collateralized mortgage obligations issued by U.S. Government Agencies	78,536	79,701	68,225	68,526	48,729	47,990
Mortgage-backed securities issued by U.S. Government Agencies	1,662	1,689	890	910	—	—

Total debt securities	143,364	146,238	124,528	125,219	101,164	100,089
Marketable equity securities	9,502	17,187	14,948	24,142	14,878	28,186

Total securities available for sale	152,866	163,425	139,476	149,361	116,042	128,275
Net unrealized gains on securities available for sale	10,559	—	9,885	—	12,233	—

Total securities available for sale, net	$163,425	$163,425	$149,361	$149,361	$128,275	$128,275

Securities held to maturity:
Corporate obligations	$8,264	$8,445	$48,969	$48,860	$101,795	$100,854
Mortgage-backed securities issued by U.S. Government Agencies	1,294	1,321	1,478	1,477	1,639	1,597

Total securities held to maturity	$9,558	$9,766	$50,447	$50,337	$103,434	$102,451

Restricted equity securities:
Federal Home Loan Bank of Boston stock	$8,907		$6,771		$5,905
Massachusetts Savings Bank Life Insurance Company stock	253		253		253
Other stock	121		121		121

Total restricted equity securities	$9,281		$7,145		$6,279

        The table below sets forth certain information regarding the carrying value, weighted average yields and contractual maturities of our securities portfolio at the date indicated.

	At December 31, 2001
	One Year or Less		After One Year Through Five Years		After Five Years Through Ten Years		After Ten Years		Total
	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield
	(Dollars in Thousands)
Securities available for sale:
Debt securities:
U.S. Government and Agency obligations	$7,117	4.73%	$7,091	3.64%	$—	—%	$—	—%	$14,208	4.47%
Corporate obligations	32,076	6.90	16,855	5.16	—	—	1,709	9.32	50,640	6.40
Collateralized mortgage obligations issued by U.S. Government Agencies	7,479	5.90	72,222	5.49	—	—	—	—	79,701	5.53
Mortgage-backed securities issued by U.S. Government Agencies	—	—	—	—	—	—	1,689	6.85	1,689	6.85

Total debt securities	46,672	6.41	96,168	5.30	—	—	3,398	8.09	146,238	5.72

Marketable equity securities (1)								17,187	4.27

Total securities available for sale								163,425	5.56

Securities held to maturity:
Corporate obligations	4,566	6.08	3,698	6.20	—	—	—	—	8,264	6.13
Mortgage-backed securities issued by U.S. Government Agencies	—	—	69	7.45	402	8.88	823	6.27	1,294	7.14

Total securities held to maturity	4,566	6.08	3,767	6.22	402	8.88	823	6.27	9,558	6.27

Restricted equity securities:
Federal Home Loan Bank of Boston stock								8,907	4.50
Massachusetts Savings Bank Life Insurance Company stock (1)								253	4.17
Other stock								121	—

Total restricted equity securities (1)								9,281	4.43

Total securities	$51,238	6.38%	$99,935	5.33%	$402	8.88%	$4,221	7.74%	$182,264	5.54%

(1)
The yields have been calculated on a tax equivalent basis.

Deposits

        Historically, deposits have been our primary source of funds. We offer a variety of deposit accounts with a range of interest rates and terms. Our deposit accounts consist of non-interest-bearing checking accounts and interest-bearing NOW accounts, savings accounts and money market savings accounts (referred to in the aggregate as "transaction deposit accounts") and certificate of deposit accounts. We offer individual retirement accounts ("IRAs") and other qualified plan accounts.

        The flow of deposits is influenced significantly by general economic conditions, changes in money market rates, prevailing interest rates and the relative attractiveness of competing deposit and investment alternatives. Our deposits are obtained predominantly from customers in the Town of Brookline and surrounding communities. Deposits are also gathered via the internet. We rely primarily on competitive pricing of our deposit products, customer service and long-standing relationships with customers to attract and retain deposits. Market interest rates and rates offered by competing financial institutions significantly affect our ability to attract and retain deposits. We do not use brokers to obtain deposits.

        The following table presents our deposit activity for the years indicated.

	Year Ended December 31,
	2001	2000	1999
	(In Thousands)
Net deposits (withdrawals)	$(11,260)	$73,254	$2,055
Interest credited on deposit accounts	23,559	23,231	20,711

Total increase in deposit accounts	$12,299	$96,485	$22,766

        Of the increase in deposits in 2000, $52.4 million was generated by Lighthouse Bank from the time it began doing business with the public in June 2000. Of that amount, approximately 20% was in interest-bearing checking accounts, 25% in money market savings accounts and 55% in certificates of deposit. Brookline Savings Bank experienced an 8.5% rate of deposit growth in 2000 as a result of expanded marketing efforts, the opening of a new retail branch in October 2000 and branch divestitures by other financial institutions.

        In 2001, a $67.3 million, or 22.5%, growth in transaction deposit accounts was substantially offset by a $55.0 million, or 17.8%, decline in certificates of deposit. The decline resulted primarily from significant reductions in rates offered, especially during the second half of 2001.

        The following table sets forth the distribution of our average deposit accounts for the years indicated and the weighted average interest rates on each category of deposits presented. Averages for the years presented utilize average daily balances.

	Year Ended December 31, 2001			Year Ended December 31, 2000
	Average Balance	Percent of Total Average Deposits	Weighted Average Rate	Average Balance	Percent of Total Average Deposits	Weighted Average Rate
	(Dollars in Thousands)
NOW accounts	$68,968	11.18%	1.18%	$50,843	9.47%	1.36%
Savings accounts	12,469	2.02	1.80	12,180	2.27	2.20
Money market savings accounts	240,177	38.95	3.27	206,093	38.37	3.95
Non-interest-bearing demand checking accounts	17,732	2.88	—	14,309	2.66	—

Total transaction deposit accounts	339,346	55.03	2.62	283,425	52.77	3.21

Certificate of deposit accounts:
Six months or less	86,338	14.00	4.95	67,991	12.66	5.69
Over six months through 12 months	101,812	16.51	5.14	105,105	19.57	5.38
Over 12 months through 24 months	43,337	7.03	5.72	34,762	6.47	5.51
Over 24 months	45,786	7.43	5.84	45,847	8.53	5.89

Total certificate of deposit accounts	277,273	44.97	5.29	253,705	47.23	5.57

Total average deposits	$616,619	100.00%	3.82%	$537,130	100.00%	4.33%

	Year Ended December 31, 1999
	Average Balance	Percent of Total Average Deposits	Weighted Average Rate
	(Dollars in Thousands)
NOW accounts	$43,897	8.74%	1.23%
Savings accounts	13,010	2.59	2.22
Money market savings accounts	190,813	37.99	3.90
Non-interest-bearing demand checking accounts	12,387	2.46	—

Total transaction deposit accounts	260,107	51.78	3.18

Certificate of deposit accounts:
Six months or less	58,841	11.72	4.56
Over six months through 12 months	104,192	20.74	4.94
Over 12 months through 24 months	29,150	5.80	5.38
Over 24 months	50,005	9.96	6.09

Total certificate of deposit accounts	242,188	48.22	5.14

Total average deposits	$502,295	100.00%	4.12%

        At December 31, 2001, we had outstanding $61.9 million in certificate of deposit accounts of $100,000 or more, maturing as follows:

	Amount	Weighted Average Rate
	(In Thousands)
Maturity period:
Three months or less	$18,749	4.09%
Over three months through six months	11,256	3.91
Over six months through 12 months	18,536	4.84
Over 12 months	13,409	5.20

Total	$61,950	4.52%

        The following table presents, by rate category, our certificate of deposit accounts as of the dates indicated.

	At December 31,
	2001		2000		1999
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in Thousands)
Certificate of deposit rates:
2.00% - 3.99%	$105,676	41.5%	$—	—%	$—	—%
4.00% - 5.99%	97,166	38.2	104,902	33.9	218,615	90.4
6.00% - 7.99%	51,538	20.3	204,495	66.1	23,144	9.6

Total	$254,380	100.0%	$309,397	100.0%	$241,759	100.0%

        The following table presents, by rate category, the remaining period to maturity of certificate of deposit accounts outstanding as of December 31, 2001.

	Maturity Date
	1 Year or Less	Over 1 to 2 Years	Over 2 to 3 Years	Over 3 Years	Total
	(In Thousands)
Interest rate:
2.00% - 3.99%	$94,160	$9,758	$1,448	$310	$105,676
4.00% - 5.99%	66,020	18,976	9,479	2,691	97,166
6.00% - 7.99%	33,248	10,617	335	7,338	51,538

Total	$193,428	$39,351	$11,262	$10,339	$254,380

Borrowed Funds

        We utilize advances from the FHLB primarily in connection with our management of the interest rate sensitivity of our assets and liabilities. The advances are secured by all of Brookline Savings Bank's stock and deposits in the FHLB and a general lien on one-to-four family mortgage loans, certain multi-family loans and U.S. Government and Agency obligations in an aggregate amount at least equal to outstanding advances. The maximum amount that the FHLB will advance to member institutions, including Brookline Savings Bank, fluctuates from time to time in accordance with the policies of the FHLB. At December 31, 2001, we had $178.1 million in outstanding advances from the FHLB and had the capacity to increase that amount to $311.7 million. We expect to continue to utilize borrowings from the FHLB as part of our management of the interest sensitivity of our assets and liabilities.

        The following table sets forth certain information regarding borrowed funds for the dates indicated:

	Year Ended December 31,
	2001	2000	1999
	(Dollars in Thousands)
Advances from the FHLB:
Average balance outstanding	$153,002	$120,023	$106,812
Maximum amount outstanding at any month end during the year	178,130	135,400	112,800
Balance outstanding at end of year	178,130	133,400	108,800
Weighted average interest rate during the year	6.11%	6.11%	6.04%
Weighted average interest rate at end of year	5.81%	6.15%	5.91%

Subsidiary Activities

        Brookline Securities Corp. is a wholly-owned subsidiary of Brookline Bancorp, Inc. and BBS Investment Corporation is a wholly-owned subsidiary of Brookline Savings Bank. These companies were established as Massachusetts security corporations for the purpose of buying, selling and holding investment securities on their own behalf and not as a broker. The income earned on their investment securities is subject to a significantly lower rate of state tax than that assessed on income earned on investment securities owned by Brookline Bancorp, Inc. or Brookline Savings Bank. At December 31, 2001, Brookline Securities Corp. and BBS Investment Corporation had total assets of $51.4 million and $111.3 million, respectively, of which $50.7 million and $110.4 million, respectively, were investment securities and short-term investments.

        160 Associates, Inc. is a wholly-owned subsidiary of Brookline Savings Bank. It was established as a Massachusetts corporation primarily for the purpose of acquiring and holding stock in a subsidiary engaged in business that qualifies as a real estate investment trust. 160 Associates, Inc. invested $265.9 million in such activity at December 31, 2001.

        Brookline Preferred Capital Corporation is a 99.9% owned subsidiary of 160 Associates, Inc. It was established as a Massachusetts corporation to engage in real estate business activities (including the acquisition and holding of securities and mortgage loans) that enable it to be taxed as a real estate investment trust for federal and Massachusetts tax purposes. At December 31, 2001, Brookline Preferred Capital Corporation had total assets of $266.6 million, $226.1 million of which were mortgage loans originated by and acquired from Brookline Savings Bank.

Personnel

        As of December 31, 2001, we had 108 full-time employees and 11 part-time employees. The employees are not represented by a collective bargaining unit and we consider our relationship with our employees to be good.

Properties

        We conduct our business through six full service banking offices. The following table sets forth information about our offices as of December 31, 2001.

Location	Leased or Owned	Original Year Leased or Acquired	Year of Lease Expiration	Net Book Value of Property or Leasehold Improvements
				(In Thousands)
Corporate/Main Office: 160 Washington Street Brookline MA 02447	Owned	1921	Not Applicable	$163
Operations Center: 24 Webster Place Brookline MA 02447	Leased	1986	2006	—
Call Center: 300 Fifth Avenue Waltham MA 02451	Leased	1999	2002	—
Other Branch Offices: Coolidge Corner Office 1330-1340 Beacon Street Brookline MA 02447	Leased	1977	2011	57
South Brookline Office 1018 West Roxbury Parkway Brookline MA 02447	Leased	1952	2006	110
Longwood Office 1014 Beacon Street Brookline MA 02447	Leased	1956	2008	190
Washington Square Office 1661 Beacon Street Brookline MA 02447	Leased	1975	2011	134
Newton Office 10 Langley Road Newton MA 02459	Leased	2000	2015	313

Legal Proceedings

        We are involved periodically in various claims and lawsuits that arise in connection with our financial services business. We believe that these routine legal proceedings, in the aggregate, are not material to our financial condition and results of operations.

SUPERVISION AND REGULATION

General

        Brookline Savings Bank is examined and supervised by the Office of Thrift Supervision and the Federal Deposit Insurance Corporation. This regulation and supervision establishes a comprehensive framework of activities in which an institution may engage and is intended primarily for the protection of the Federal Deposit Insurance Corporation's deposit insurance funds and depositors. Under this system of federal regulation, financial institutions are periodically examined to ensure that they satisfy applicable standards with respect to their capital adequacy, assets, management, earnings, liquidity and sensitivity to market interest rates. Following completion of its examination, the federal agency critiques the institution's operations and assigns its rating (known as an institution's CAMELS). Under federal law, an institution may not disclose its CAMELS rating to the public. Brookline Savings Bank also is a member of and owns stock in the Federal Home Loan Bank of Boston, which is one of the twelve regional banks in the Federal Home Loan Bank System. Brookline Savings Bank also is regulated to a lesser extent by the Board of Governors of the Federal Reserve System, governing reserves to be maintained against deposits and other matters. The Office of Thrift Supervision examines Brookline Savings Bank and prepares reports for the consideration of its board of directors on any operating deficiencies. Brookline Savings Bank's relationship with its depositors and borrowers also is regulated to a great extent by both federal and state laws, especially in matters concerning the ownership of deposit accounts and the form and content of Brookline Savings Bank's mortgage documents.

        Any change in these laws or regulations, whether by the Federal Deposit Insurance Corporation, Office of Thrift Supervision or Congress, could have a material adverse impact on Brookline Bancorp, Inc. and Brookline Savings Bank and their operations.

Federal Banking Regulation

        Business Activities.    A federal savings association derives its lending and investment powers from the Home Owners' Loan Act, as amended, and the regulations of the Office of Thrift Supervision. Under these laws and regulations, Brookline Savings Bank may invest in mortgage loans secured by residential and commercial real estate, commercial business and consumer loans, certain types of debt securities and certain other assets. In connection with the conversion of Brookline Savings Bank to a federal savings association charter in July 2001, the Office of Thrift Supervision required Brookline Savings Bank to divest its marketable equity securities at the earliest practicable date, but in no event later than July 17, 2003. These equity securities had a market value of $5.8 million at December 31, 2001. Divestiture can be accomplished by a sale of the equity securities or their transfer to Brookline Bancorp, Inc. or its subsidiaries. Brookline Savings Bank also may establish subsidiaries that may engage in activities not otherwise permissible for Brookline Savings Bank, including real estate investment and securities and insurance brokerage.

        Capital Requirements.    Office of Thrift Supervision regulations require savings associations to meet three minimum capital standards: a 1.5% tangible capital ratio, a 4% leverage ratio (3% for associations receiving the highest rating on the CAMELS rating system) and an 8% risk-based capital ratio. The prompt corrective action standards discussed below, in effect, establish a minimum 2% tangible capital standard.

        The risk-based capital standard for savings associations requires the maintenance of Tier 1 (core) and total capital (which is defined as core capital and supplementary capital) to risk-weighted assets of at least 4% and 8%, respectively. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, are multiplied by a risk-weight factor of 0% to 100%, assigned by the Office of Thrift Supervision capital regulation based on the risks believed inherent in the type of asset. Core capital is defined as common stockholders' equity (including retained earnings), certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries, less intangibles other than certain mortgage servicing rights and credit card relationships. The components of supplementary capital currently include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock, the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets and up to 45% of net unrealized gains on available-for-sale equity securities with readily determinable fair market values. Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital.

        At December 31, 2001, Brookline Savings Bank's capital exceeded all applicable requirements.

        Loans-to-One Borrower.    A federal savings association generally may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of unimpaired capital and surplus on an unsecured basis. An additional amount may be loaned, equal to 10% of unimpaired capital and surplus, if the loan is secured by readily marketable collateral, but generally does not include real estate. As of December 31, 2001, Brookline Savings Bank was in compliance with the loans-to-one borrower limitations.

        Qualified Thrift Lender Test.    As a federal savings association, Brookline Savings Bank is subject to a qualified thrift lender, or "QTL," test. Under the QTL test, Brookline Savings Bank must maintain at least 65% of its "portfolio assets" in "qualified thrift investments" in at least nine months of the most recent 12 month period.

"Portfolio assets" generally means total assets of a savings institution, less the sum of specified liquid assets up to 20% of total assets, goodwill and other intangible assets, and the value of property used in the conduct of the savings association's business.

        "Qualified thrift investments" includes various types of loans made for residential and housing purposes, investments related to such purposes, including certain mortgage-backed and related securities, and loans for personal, family, household and certain other purposes up to a limit of 20% of portfolio assets. "Qualified thrift investments" also include 100% of an institution's credit card loans, education loans and small business loans. Brookline Savings Bank also may satisfy the QTL test by qualifying as a "domestic building and loan association" as defined in the Internal Revenue Code of 1986.

        A savings association that fails the qualified thrift lender test must either convert to a bank charter or operate under specified restrictions. In connection with our conversion to a federal charter, the Office of Thrift Supervision granted Brookline Savings Bank an exception from the qualified thrift lender test through July 17, 2002. At December 31, 2001, Brookline Savings Bank maintained approximately 66.6% of its portfolio assets in qualified thrift investments.

        Capital Distributions.    Office of Thrift Supervision regulations govern capital distributions by a federal savings association, which include cash dividends, stock repurchases and other transactions charged to the capital account. A savings association must file an application for approval of a capital distribution if:

  •
  the total capital distributions for the applicable calendar year exceed the sum of the association's net income for that year to date plus the association's retained net income for the preceding two years;

  •
  the association would not be at least adequately capitalized following the distribution;

  •
  the distribution would violate any applicable statute, regulation, agreement or Office of Thrift Supervision-imposed condition; or

  •
  the association is not eligible for expedited treatment of its filings.

        Even if an application is not otherwise required, every savings association that is a subsidiary of a holding company must still file a notice with the Office of Thrift Supervision at least 30 days before the board of directors declares a dividend or approves a capital distribution.

        The Office of Thrift Supervision may disapprove a notice or application if:

  •
  the association would be undercapitalized following the distribution;

  •
  the proposed capital distribution raises safety and soundness concerns; or

  •
  the capital distribution would violate a prohibition contained in any statute, regulation or agreement.

        Liquidity.    A federal savings association is required to maintain a sufficient amount of liquid assets to ensure its safe and sound operation.

        Community Reinvestment Act and Fair Lending Laws.    All savings associations have a responsibility under the Community Reinvestment Act and related regulations of the Office of Thrift Supervision to help meet the credit needs of their communities, including low- and moderate-income neighborhoods. In connection with its examination of a federal savings association, the Office of Thrift Supervision is required to assess the association's record of compliance with the Community Reinvestment Act. In addition, the Equal Credit Opportunity Act and the Fair Housing Act prohibit lenders from discriminating in their lending practices on the basis of characteristics specified in those statutes. An association's failure to comply with the provisions of the Community Reinvestment Act could, at a minimum, result in regulatory restrictions on its activities. The failure to comply with the Equal Credit Opportunity Act and the Fair Housing Act could result in enforcement actions by the Office of Thrift Supervision, as well as other federal regulatory agencies and the Department of Justice. Brookline Savings Bank

received a satisfactory Community Reinvestment Act rating in its most recent federal examination, which was conducted by the Federal Deposit Insurance Corporation.

        Transactions with Related Parties.    A federal savings association's authority to engage in transactions with its "affiliates" is limited by Office of Thrift Supervision regulations and by Sections 23A and 23B of the Federal Reserve Act (the "FRA"). The term "affiliates" for these purposes generally means any company that controls or is under common control with an institution. Brookline Bancorp, Inc. and its non-savings institution subsidiaries are affiliates of Brookline Savings Bank. In general, transactions with affiliates must be on terms that are as favorable to the association as comparable transactions with non-affiliates. In addition, certain types of these transactions are restricted to an aggregate percentage of the association's capital. Collateral in specified amounts must usually be provided by affiliates in order to receive loans from the association. In addition, Office of Thrift Supervision regulations prohibit a savings association from lending to any of its affiliates that are engaged in activities that are not permissible for bank holding companies and from purchasing the securities of any affiliate, other than a subsidiary.

        Brookline Savings Bank's authority to extend credit to its directors, executive officers and 10% shareholders, as well as to entities controlled by such persons, is currently governed by the requirements of Sections 22(g) and 22(h) of the FRA and Regulation O of the Federal Reserve Board. Among other things, these provisions require that extensions of credit to insiders (i) be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons and that do not involve more than the normal risk of repayment or present other unfavorable features, and (ii) not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of Brookline Savings Bank's capital. In addition, extensions of credit in excess of certain limits must be approved by Brookline Savings Bank's board of directors.

        Enforcement.    The Office of Thrift Supervision has primary enforcement responsibility over federal savings institutions and has the authority to bring enforcement action against all "institution-affiliated parties," including stockholders, and attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution. Formal enforcement action may range from the issuance of a capital directive or cease and desist order to removal of officers and/or directors of the institution, receivership, conservatorship or the termination of deposit insurance. Civil penalties cover a wide range of violations and actions, and range up to $25,000 per day, unless a finding of reckless disregard is made, in which case penalties may be as high as $1 million per day. The Federal Deposit Insurance Corporation also has the authority to recommend to the Director of the Office of Thrift Supervision that enforcement action be taken with respect to a particular savings institution. If action is not taken by the Director, the Federal Deposit Insurance Corporation has authority to take action under specified circumstances.

        Standards for Safety and Soundness.    Federal law requires each federal banking agency to prescribe certain standards for all insured depository institutions. These standards relate to, among other things, internal controls, information systems and audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, compensation, and other operational and managerial standards as the agency deems appropriate. The federal banking agencies adopted Interagency Guidelines Prescribing Standards for Safety and Soundness to implement the safety and soundness standards required under federal law. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. The guidelines address internal controls and information systems, internal audit systems, credit underwriting, loan documentation, interest rate risk exposure, asset growth, compensation, fees and benefits. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard. If an institution fails to meet these standards, the appropriate federal banking agency may require the institution to submit a compliance plan.

        Prompt Corrective Action Regulations.    Under the prompt corrective action regulations, the Office of Thrift Supervision is required and authorized to take supervisory actions against undercapitalized savings associations. For this purpose, a savings association is placed in one of the following five categories based on the association's capital:

  •
  well-capitalized (at least 5% leverage capital, 6% tier 1 risk-based capital and 10% total risk-based capital);

  •
  adequately capitalized (at least 4% leverage capital, 4% tier 1 risk-based capital and 8% total risk-based capital);

  •
  undercapitalized (less than 8% total risk-based capital, 4% tier 1 risk-based capital or 3% leverage capital);

  •
  significantly undercapitalized (less than 6% total risk-based capital, 3% tier 1 risk-based capital or 3% leverage capital); and

  •
  critically undercapitalized (less than 2% tangible capital).

        Generally, the banking regulator is required to appoint a receiver or conservator for an association that is "critically undercapitalized." The regulation also provides that a capital restoration plan must be filed with the Office of Thrift Supervision within 45 days of the date an association receives notice that it is "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." In addition, numerous mandatory supervisory actions become immediately applicable to the association, including, but not limited to, restrictions on growth, investment activities, capital distributions and affiliate transactions. The Office of Thrift Supervision may also take any one of a number of discretionary supervisory actions against undercapitalized associations, including the issuance of a capital directive and the replacement of senior executive officers and directors.

        At December 31, 2001, Brookline Savings Bank met the criteria for being considered "well-capitalized."

        Insurance of Deposit Accounts.    Deposit accounts in Brookline Savings Bank are insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation, generally up to a maximum of $100,000 per separately insured depositor. Brookline Savings Bank's deposits therefore are subject to Federal Deposit Insurance Corporation deposit insurance assessments. The Federal Deposit Insurance Corporation has adopted a risk-based system for determining deposit insurance assessments. The Federal Deposit Insurance Corporation is authorized to raise the assessment rates as necessary to maintain the required ratio of reserves to insured deposits of 1.25%. In addition, all Federal Deposit Insurance Corporation-insured institutions must pay assessments to the Federal Deposit Insurance Corporation at an annual rate of approximately .0212% of insured deposits to fund interest payments on bonds maturing in 2017 issued by a federal agency to recapitalize the predecessor to the Savings Association Insurance Fund.

        Prohibitions Against Tying Arrangements.    Federal savings associations are prohibited, subject to some exceptions, from extending credit to or offering any other service, or fixing or varying the consideration for such extension of credit or service, on the condition that the customer obtain some additional service from the institution or its affiliates or not obtain services of a competitor of the institution.

        Federal Home Loan Bank System.    Brookline Savings Bank is a member of the Federal Home Loan Bank System, which consists of 12 regional Federal Home Loan Banks. The Federal Home Loan Bank System provides a central credit facility primarily for member institutions. As a member of the Federal Home Loan Bank of Boston, Brookline Savings Bank is required to acquire and hold shares of capital stock in the Federal Home Loan Bank in an amount at least equal to 1% of the aggregate principal amount of its unpaid residential mortgage loans and similar obligations at the beginning of each year, or 1/20 of its borrowings from the Federal Home Loan Bank, whichever is greater. As of December 31, 2001, Brookline Savings Bank was in compliance with this requirement.

Federal Reserve System

        The Federal Reserve Board regulations require savings associations to maintain non-interest-earning reserves against their transaction accounts, such as negotiable order of withdrawal and regular checking accounts. At December 31, 2001, Brookline Savings Bank was in compliance with these reserve requirements. The balances maintained to meet the reserve requirements imposed by the Federal Reserve Board may be used to satisfy liquidity requirements imposed by the Office of Thrift Supervision.

Holding Company Regulation

        Upon completion of the conversion, Brookline Bancorp, Inc. will be a unitary savings and loan holding company, subject to regulation and supervision by the Office of Thrift Supervision. The Office of Thrift Supervision has enforcement authority over Brookline Bancorp, Inc. and its non-savings institution subsidiaries. Among other things, this authority permits the Office of Thrift Supervision to restrict or prohibit activities that are determined to be a risk to Brookline Savings Bank.

        Under prior law, a unitary savings and loan holding company generally had no regulatory restrictions on the types of business activities in which it may engage, provided that its subsidiary savings bank was a qualified thrift lender. The Gramm-Leach-Bliley Act of 1999, however, restricts unitary savings and loan holding companies not existing or applied for before May 4, 1999 to those activities permissible for financial holding companies or for multiple savings and loan holding companies. Brookline Bancorp, Inc. will not be a grandfathered unitary savings and loan holding company and, therefore, will be limited to the activities permissible for financial holding companies or for multiple savings and loan holding companies. A financial holding company may engage in activities that are financial in nature, including underwriting equity securities and insurance, incidental to financial activities or complementary to a financial activity. A multiple savings and loan holding company is generally limited to activities permissible for bank holding companies under Section 4(c)(8) of the Bank Holding Company Act, subject to the prior approval of the Office of Thrift Supervision, and certain additional activities authorized by Office of Thrift Supervision regulations.

        Federal law prohibits a savings and loan holding company, directly or indirectly, or through one or more subsidiaries, from acquiring control of another savings institution or holding company thereof, without prior written approval of the Office of Thrift Supervision. It also prohibits the acquisition or retention of, with specified exceptions, more than 5% of the equity securities of a company engaged in activities that are not closely related to banking or financial in nature or acquiring or retaining control of an institution that is not federally insured. In evaluating applications by holding companies to acquire savings institutions, the Office of Thrift Supervision must consider the financial and managerial resources, future prospects of the savings institution involved, the effect of the acquisition on the risk to the insurance fund, the convenience and needs of the community and competitive factors.

Federal Securities Laws

        Brookline Bancorp, Inc. has filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 for the registration of the common stock to be issued pursuant to the conversion. Upon completion of the conversion, Brookline Bancorp, Inc. common stock will continue to be registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934. Brookline Bancorp, Inc. will continue to be subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Securities Exchange Act of 1934.

        The registration under the Securities Act of 1933 of shares of common stock to be issued in the conversion does not cover the resale of those shares. Shares of common stock purchased by persons who are not affiliates of Brookline Bancorp, Inc. may be resold without registration. Shares purchased by an affiliate of Brookline Bancorp, Inc. will be subject to the resale restrictions of Rule 144 under the Securities Act of 1933. If Brookline Bancorp, Inc. meets the current public information requirements of Rule 144 under the Securities Act of 1933, each affiliate of Brookline Bancorp, Inc. that complies with the other conditions of Rule 144, including those that require the affiliate's sale to be aggregated with those of other persons, would be able to sell in the public market, without registration, a number of shares not to exceed, in any three-month period, the greater of 1% of the outstanding shares of Brookline Bancorp, Inc., or the average weekly volume of trading in the shares during the preceding four calendar weeks. In the future, Brookline Bancorp, Inc. may permit affiliates to have their shares registered for sale under the Securities Act of 1933.

TAXATION

Federal Taxation

        General.    Brookline Bancorp, Inc. and Brookline Savings Bank are subject to federal income taxation in the same general manner as other corporations, with some exceptions discussed below. The following discussion of federal taxation is intended only to summarize certain pertinent federal income tax matters and is not a comprehensive description of the tax rules applicable to Brookline Bancorp, Inc. or Brookline Savings Bank.

        Brookline Bancorp, Inc. and Brookline Savings Bank have not had their federal income tax returns audited by the Internal Revenue Service during the past five years.

        Method of Accounting.    For federal income tax purposes, Brookline Bancorp, Inc. reports its income and expenses on the accrual method of accounting and uses a fiscal year ending December 31 for filing its consolidated federal income tax returns.

        Taxable Distributions and Recapture.    Bad debt reserves created prior to November 1, 1988 are subject to recapture into taxable income should Brookline Savings Bank make certain non-dividend distributions or cease to maintain a bank charter. At December 31, 2001, Brookline Savings Bank's total federal pre-1988 reserve was $1.8 million. This reserve reflects the cumulative effects of federal tax deductions by Brookline Savings Bank for which no federal income tax provision has been made.

        Minimum Tax.    The Code imposes an alternative minimum tax ("AMT") at a rate of 20% on a base of regular taxable income plus certain tax preferences ("alternative minimum taxable income" or "AMTI"). The AMT is payable to the extent such AMT exceeds regular income tax. In general, net operating losses can offset no more than 90% of AMTI. Special provisions apply to losses generated in 2001 and 2002. Certain payments of alternative minimum tax may be used as credits against regular tax liabilities in future years. Brookline Savings Bank has not been subject to the alternative minimum tax and has no such amounts available as credits for carryover.

        Net Operating Loss Carryovers.    A financial institution may carry back net operating losses to the preceding two taxable years and forward to the succeeding 20 taxable years. Recently enacted legislation allows net operating losses incurred in 2001 and 2002 to be carried back five years. At December 31, 2001, Brookline Savings Bank had no net operating loss carry forwards for federal income tax purposes.

        Corporate Dividends-Received Deduction.    Brookline Bancorp, Inc. may exclude from its income 100% of dividends received from Brookline Savings Bank as a member of the same affiliated group of corporations. Brookline Bancorp, MHC owned 57.6% of the outstanding common stock of Brookline Bancorp, Inc. at December 31, 2001. As such, Brookline Bancorp, MHC is not permitted to file a consolidated federal income tax return with Brookline Bancorp, Inc. and Brookline Savings Bank. Corporations that own less than 80% but more than 20% of the stock of a corporation distributing a dividend may deduct from taxable income 80% of dividends received or accrued on their behalf.

State Taxation

        Massachusetts State Taxation.    For Massachusetts income tax purposes, a consolidated tax return cannot be filed. Instead, Brookline Bancorp, Inc., Brookline Savings Bank and each of their subsidiaries file separate annual income tax returns. Brookline Bancorp, Inc. and Brookline Savings Bank are subject to an annual Massachusetts excise tax at a rate of 10.50% of their net income. For these purposes, Massachusetts net income is defined as gross income from all sources without any exclusions, less the following deductions: all deductions (but not credits) which are allowable under the Internal Revenue Code of 1986, except for those deductions under the Internal Revenue Code relating to (1) dividends received, (2) losses sustained in other taxable years and (3) taxes on or measured by income, franchise taxes for the privilege of doing business and capital stock taxes imposed by any state of the United States, the District of Columbia, the Commonwealth of Puerto Rico, any territory or possession of the United States or any foreign country, or a political subdivision of any of the foregoing. Brookline Bancorp, Inc. and Brookline Savings Bank are not permitted to carry their losses forward or back for Massachusetts tax purposes. BBS Investment Corporation, Brookline Savings Bank's wholly-owned subsidiary, and Brookline Securities Corp.,

Brookline Bancorp, Inc.'s wholly-owned subsidiary, are securities corporations and, accordingly, are subject to an excise tax at the rate of 1.32% of their gross income.

        In January 1997, Brookline Savings Bank incorporated Brookline Preferred Capital Corporation which elected to be taxed as a real estate investment trust. Brookline Preferred Capital Corporation is 99.9% owned by 160 Associates, Inc., a wholly-owned subsidiary of Brookline Savings Bank. Shareholders of a real estate investment trust that are subject to the Massachusetts corporate excise tax are entitled to a 95% dividends-received deduction. Accordingly, 160 Associates, Inc. pays Massachusetts income tax on only 5% of the dividends it receives from Brookline Preferred Capital Corporation.

MANAGEMENT OF BROOKLINE BANCORP, INC.

Directors

        The Board of Directors of Brookline Bancorp, Inc. currently consists of 14 members. Approximately one-third of the directors are elected annually. Directors are generally elected to serve for three-year periods.

        The table below sets forth certain information regarding the composition of the Board of Directors of Brookline Bancorp, Inc. as of May 10, 2002 including the terms of office of Board members.

Names	Age	Positions Held	Director Since (1)	Current Term to Expire
Richard P. Chapman, Jr.	67	President and Chief Executive Officer	1972	2005
Charles H. Peck	61	Executive Vice President	1995	2003
George C. Caner, Jr.	76	Secretary	1966	2005
Oliver F. Ames	81	Director	1973	2003
Dennis S. Aronowitz	70	Director	1991	2003
David C. Chapin	65	Director	1989	2004
William G. Coughlin	69	Director	1976	2003
John L. Hall, II	62	Director	1983	2004
Hollis W. Plimpton, Jr.	72	Director	1974	2004
Joseph J. Slotnik	65	Director	1970	2003
William V. Tripp, III	64	Director	1975	2005
Rosamond B. Vaule	64	Director	1989	2004
Peter O. Wilde	63	Director	1993	2005
Franklin Wyman, Jr.	81	Director	1974	2004

(1)
Reflects initial appointment to the Board of Directors or Board of Trustees of Brookline Savings Bank.

        The principal occupation during the past five years of each director and executive officer of Brookline Bancorp, Inc. is set forth below. All directors and executive officers have held their present positions for five years unless otherwise stated.

  Directors

        Richard P. Chapman, Jr. has served as President of Brookline Savings Bank from 1973 through April 2000 and Chief Executive Officer since 1975. He has served as President and Chief Executive Officer of Brookline Bancorp, Inc. since its organization in 1998. Mr. Chapman is also a trustee of a number of John Hancock mutual funds and a trustee of Northeastern University.

        Charles H. Peck became President of Brookline Savings Bank in April 2000 and is an Executive Vice President of Brookline Bancorp, Inc. He has served as the Senior Loan Officer of Brookline Savings Bank since 1970.

        George C. Caner, Jr. serves as the Secretary of Brookline Bancorp, Inc. Mr. Caner is an attorney at the law firm of Ropes & Gray, where he was a partner from 1965 through 1996. Mr. Caner currently is Of Counsel at the firm.

        Oliver F. Ames has served as a member of the Executive Committee (formerly the Board of Investment) of Brookline Savings Bank since 1974. Mr. Ames serves on the board of directors of a number of civic and charitable organizations. From 1962 through 1970, Mr. Ames served as a State Senator.

        Dennis S. Aronowitz, an attorney, retired in 1996 from Boston University where he served on the faculty of the Law School since 1967 and was Director of the Banking Law Center and Graduate Banking Law programs. He also is a trustee of a number of John Hancock mutual funds.

        David C. Chapin is a Principal of T. H. Niles Real Estate Group, Inc., a real estate investment, property appraisal and management company, and has served in that capacity since 1998. From 1975 to 1998, he served as President of Cameron Properties.

        William G. Coughlin became a member of the Executive Committee in 1997. Mr. Coughlin is a private investor in commercial real estate.

        John L. Hall, II is President of Hall Properties, Inc., a real estate investment, management and development company, and has served in that capacity since 1989.

        Hollis W. Plimpton, Jr. is Rector of St. George's Anglican Church.

        Joseph J. Slotnik has served as a member of the Executive Committee since 1974. Mr. Slotnik is a private investor and previously was managing partner of the Boston office of a brokerage and investment firm.

        William V. Tripp, III is an attorney and partner at Choate Hall & Stewart, and has been with that firm since 2001. Previously, he was a partner at Holland & Knight, LLP and had been with that firm since 1968.

        Rosamond B. Vaule is active in volunteer work for various educational and charitable organizations.

        Peter O. Wilde is President of Tuftane Extrusion Technologies, Inc., a manufacturing company, and has served in that capacity since 1998. In 1997, he was Managing Director of Beckwith Bemis Incorporated, a coatings and finishing company. Previously, he was Vice President of Finance and Administration at Ran Demo, Inc., a materials technology company, and served in that position since 1991.

        Franklin Wyman, Jr. became a member of the Executive Committee in 1979. Mr. Wyman is Chairman and Treasurer of O'Conor, Wright, Wyman, Inc., a consulting firm providing advisory services in mergers and acquisitions, where he has been since 1984. He retired as a director of Fitchburg Gas & Electric Company in 1999 and retired as a director of Unitil Corporation, an electric utility company in New Hampshire, in 2000.

  Executive Officers Who are Not Directors

        Paul R. Bechet, age 60, is Senior Vice President and Chief Financial Officer of Brookline Savings Bank, a position he has held since June 1997. He also serves as Senior Vice President and Chief Financial Officer of Brookline Bancorp, Inc. He became Treasurer of Brookline Savings Bank and Brookline Bancorp, Inc. in January 2002. Mr. Bechet is a certified public accountant who, prior to joining Brookline Savings Bank, was a partner at KPMG LLP since 1972. His primary areas of responsibility include financial reporting and risk management.

        Cheryl B. Gorman, age 50, joined Brookline Savings Bank in April 2002 as Senior Vice President, Retail Banking. Ms. Gorman co-founded Compass Consulting Group in 1986 and has worked with financial institutions throughout New England. Since November 2001, Ms. Gorman provided consulting services to Brookline Savings Bank in the development of a long-range retail banking plan. Prior to 1986, she was vice president in the retail banking group of Rhode Island Hospital Trust and held officer positions in Rhode Island at Columbus Bank and Citizens Bank.

  Meetings and Committees of the Board of Directors

        The business of the Boards of Directors of Brookline Bancorp, Inc. and Brookline Savings Bank is conducted through meetings and activities of the Boards and their committees. The Board of Brookline Bancorp, Inc. has the following committees: Audit Committee, CRA Committee, Bond and Salary Committee, Executive Committee and Nominating Committee. The Board of Brookline Savings Bank has the following committees: Audit Committee, Bond and Salary Committee, Executive Committee, Loan Committee, Nominating Committee and Watch Committee.

        During the year ended December 31, 2001, the Board of Directors of Brookline Bancorp, Inc. held five meetings and the Board of Directors of Brookline Savings Bank held 14 meetings. During the year ended December 31, 2001, no director attended fewer than 75% of the total meetings of the Boards of Directors and committees on which such director served, except for Edward D. Rowley who missed two meetings of the Board of Directors because of illness. Mr. Rowley retired from the Board of Directors on April 18, 2002.

        The CRA Committee consists of directors Ames, Aronowitz and Vaule. The Committee met quarterly during the year ended December 31, 2001 to review the status of Brookline Savings Bank's CRA program and any reports issued by regulators resulting from their examination of Brookline Savings Bank's compliance with CRA regulations.

        The Bond and Salary Committee of Brookline Bancorp, Inc. and Brookline Savings Bank consists of directors Ames, Slotnik, Tripp and Wyman. The Committee met once during the year ended December 31, 2001 to review executive compensation and employment contracts. It recommends the compensation to be paid to Brookline Bancorp, Inc.'s three highest paid officers, reviews the parameters that must be met for bonuses to be paid to selected officers and approves the actual amounts of bonuses paid.

        The Nominating Committee of Brookline Bancorp, Inc. and Brookline Savings Bank consists of directors Coughlin, Wilde and Wyman. The Committee meets as needed to identify, evaluate and recommend to the Board of Directors potential candidates for election as directors and appointments to the Board's committees. It also reviews officer candidates and recommends to the Board of Directors their election to office. The Committee met once during the year ended December 31, 2001.

        The Executive Committee consists of directors Ames, Chapman, Coughlin, Slotnik and Wyman. The Committee met 13 times during the year ended December 31, 2001 to exercise general control and supervision of all matters pertaining to the interests of Brookline Bancorp, Inc. and Brookline Savings Bank, subject at all times to the direction of the Board of Directors.

        The Loan Committee consists of directors Chapman, Coughlin and Wyman. The Committee generally meets bi-weekly to review and approve all loan requests over $500,000.

        The Watch Committee consists of directors Chapman and Slotnik. The Committee met quarterly during the year ended December 31, 2001 to review the status of the loan portfolio and other real estate owned ("OREO") properties, the classification of loans and the adequacy of the allowance for losses on loans and OREO.

        The Audit Committee of Brookline Bancorp, Inc. consists of directors Chapin, Tripp and Wilde. The Committee reviews the contents of and conclusions in audit reports prepared by the internal auditor and Brookline Bancorp, Inc.'s independent auditors, reviews and approves the annual engagement of Brookline Bancorp, Inc.'s independent auditors, Brookline Bancorp, Inc.'s audit policy, the internal audit function and the plan of audit coverage, and reviews with management Brookline Bancorp, Inc.'s financial statements and internal controls. The Audit Committee of Brookline Bancorp, Inc. met six times during the year ended December 31, 2001. Each member of the Audit Committee of Brookline Bancorp, Inc. is "independent" as defined in the listing standards of the National Association of Securities Dealers. Brookline Bancorp, Inc.'s Board of Directors has adopted a written charter for the Audit Committee of Brookline Bancorp, Inc.

Directors' Compensation

        Executive officers of Brookline Bancorp, Inc. and Brookline Savings Bank receive no fees for service on the Board of Directors of Brookline Bancorp, Inc. and Brookline Savings Bank or on any committees of the Boards. Directors of Brookline Bancorp, Inc. receive an annual retainer of $1,000 and directors of Brookline Savings Bank receive an annual retainer of $5,000. Directors of Brookline Bancorp, Inc. receive fees of $750 for each meeting attended, except for the Secretary of Brookline Bancorp, Inc. who receives $900 for each meeting. No additional fees are paid to directors who also attend meetings of Brookline Savings Bank held on the same day as meetings of Brookline Bancorp, Inc. When Board meetings are held concurrently with meetings of the Board of Directors of Brookline Bancorp, MHC, meeting fees are partially assumed by Brookline Bancorp, MHC.

        Members of the Audit Committee and the CRA Committee receive fees of $750 for each meeting attended. The Chairman of the Audit Committee receives an additional annual retainer of $2,000. Members of the Executive Committee of Brookline Savings Bank receive an annual retainer of $5,000 plus fees of $750 for each meeting attended. The Vice Chairman of the Committee receives an additional retainer of $4,000. Members of the Loan Committee of Brookline Savings Bank receive fees of $750 for each meeting attended. The outside director on the Watch Committee receives an annual retainer of $5,000 and an additional $2,000 for serving as Chairman of the Committee.

Executive Compensation

        The following table sets forth the cash compensation paid and bonuses accrued as well as certain other compensation paid or accrued for services rendered in all capacities during the years ended December 31, 2001, 2000 and 1999 to the Chief Executive Officer of Brookline Bancorp, Inc. and the three other executive officers of Brookline Bancorp, Inc. who received total annual compensation in excess of $100,000 ("Named Executive Officers").

Long-term Compensation
		Annual Compensation			Awards			Payout
Name and Principal Position	Year Ended 12/31	Salary	Bonus	Other Annual Compensation (1)(2)	Restricted Stock Awards(3)		Options/ SARS (#)	LTIP Payouts	All Other Compensation(4)
Richard P. Chapman, Jr. President and Chief Executive Officer	2001 2000 1999	$420,000 400,000 385,000	$126,000 120,000 115,500	$26,043 17,251 15,001	$	— — 1,340,750	— — 300,000	— — —	$22,421 23,802 22,246
Charles H. Peck, Executive Vice President	2001 2000 1999	200,000 192,500 185,000	50,000 48,125 46,250	22,647 12,633 10,869		— — 670,375	— — 175,000	— — —	22,421 23,802 22,246
Paul R. Bechet Senior Vice President and Chief Financial Officer	2001 2000 1999	160,000 142,500 135,000	40,000 35,625 33,750	17,767 8,605 8,931		— — 243,281	— — 100,000	— — —	22,421 23,802 21,614
Susan M. Ginns (5) Senior Vice President and Treasurer	2001 2000 1999	137,000 131,000 126,000	34,250 32,750 31,500	18,952 9,563 8,852		— — 405,469	— — 75,000	— — —	22,401 22,774 20,842

(1)
Brookline Bancorp, Inc. also provides certain members of senior management with the use of an automobile, club membership dues and certain other personal benefits, the aggregate value of which did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus reported for each officer.

(2)
Includes premiums paid for group term life insurance and medical and dental insurance coverage, and pension plan contribution.

(footnotes continued on following page)

(3)
Includes stock awards of 124,000, 62,000, 22,500 and 37,500 shares granted in 1999 to Messrs. Chapman, Peck and Bechet and Ms. Ginns, respectively, under Brookline Bancorp, Inc.'s 1999 Recognition and Retention Plan. The awards to Messrs. Chapman and Peck and Ms Ginns vested in two equal installments on October 19, 1999 and October 19, 2000. The award to Mr. Bechet vests in eight equal annual installments commencing on April 19, 2000. The officers receive all dividends paid on shares awarded to them. All awards vest immediately upon termination of employment due to death, disability, normal retirement or following a change in control. The dollar amounts set forth in the table represent the market value of the shares awarded on the date of the awards. As of December 31, 2001, the market value of the shares awarded to Messrs. Chapman, Peck and Bechet and Ms. Ginns was $2,038,560, $1,019,280, $369,900 and $616,500, respectively.

(4)
Represents the market value of shares allocated to officers' accounts pursuant to the Employee Stock Ownership Plan as of the allocation dates.

(5)
Ms. Ginns retired from Brookline Bancorp, Inc. effective January 4, 2002. In connection with her retirement, the balance due Ms. Ginns under her supplemental retirement income agreement ("SRIA") was increased to $270,281. For the year ended December 31, 2001, Brookline Savings Bank charged $89,859 to expense under Ms. Ginns' SRIA. In addition, Brookline Savings Bank committed to pay 100% of Ms. Ginns' annual premium for medical and dental benefits in 2002 and to pay part of such annual premiums per year from 2003 through 2011.

Employment and Severance Agreements

        Employment Agreements.    Brookline Savings Bank has entered into substantially identical employment agreements with Messrs. Chapman and Peck. Each of the agreements has a term of 36 months. On each anniversary date, the agreement may be extended for an additional twelve months, so that the remaining term shall be 36 months. If the agreement is not renewed, the agreement will expire 36 months following the anniversary date. Under the agreements, the current base salaries, as defined in the agreement, for Messrs. Chapman and Peck are $440,000 and $208,000, respectively. The base salary may be increased but not decreased. In addition to the base salary, the agreement provides for, among other things, participation in retirement plans and other employee and fringe benefits applicable to executive personnel. The agreement provides for termination by Brookline Savings Bank for cause at any time. In the event Brookline Savings Bank terminates the executive's employment for reasons other than for cause, or in the event of the executive's resignation from Brookline Savings Bank (such resignation to occur within the period or periods set forth in the employment agreement) upon (i) failure to re-elect the executive to his current offices, (ii) a material change in the executive's functions, duties or responsibilities, or relocation of his principal place of employment by more than 30 miles, (iii) liquidation or dissolution of Brookline Savings Bank, (iv) a breach of the agreement by Brookline Savings Bank, or (v) following a change in control of Brookline Savings Bank or Brookline Bancorp, Inc., the executive, or in the event of death, his beneficiary, would be entitled to severance pay in an amount equal to three times the base salary and the highest bonus paid during any of the last three years. Messrs. Chapman and Peck would receive an aggregate of $2,472,000 pursuant to their employment agreements upon a change in control of Brookline Savings Bank or Brookline Bancorp, Inc., based upon current levels of compensation. Brookline Savings Bank also would continue the executive's life, health, dental and disability coverage for 36 months from the date of termination. In the event the payments to the executive include an "excess parachute payment" as defined by Section 280G of the Internal Revenue Code (relating to payments made in connection with a change in control), the payments would be reduced in order to avoid having an excess parachute payment.

        Under the agreement, the executive's employment may be terminated upon his retirement in accordance with any retirement policy established on behalf of the executive and with his consent. Upon the executive's retirement, he will be entitled to all benefits available to him under any retirement or other benefit plan maintained by Brookline Savings Bank. In the event of the executive's disability for a period of six months, Brookline Savings Bank may terminate the agreement provided that Brookline Savings Bank will be obligated to pay him his base salary for the remaining term of the agreement or one year, whichever is longer, reduced by any benefits paid to the executive pursuant to any disability insurance policy or similar arrangement maintained by Brookline Savings Bank. In the event of the executive's death, Brookline Savings Bank will pay his base salary to his named beneficiaries for one year following his death, and will also continue medical, dental and other benefits to his family for one year. The employment agreement provides that, following his termination of employment, the executive will not compete with Brookline Savings Bank for a period of one year.

        Severance Agreements.    Brookline Savings Bank has entered into severance agreements with eight other officers of Brookline Savings Bank, including Mr. Bechet and Ms. Gorman, which provide certain benefits in the event of a change in control of Brookline Savings Bank or Brookline Bancorp, Inc. Each of the severance agreements provides for a term of 36 months. Commencing on each anniversary date, the Board of Directors may extend any severance agreement for an additional year. The severance agreements enable Brookline Savings Bank to offer to designated officers certain protections against termination without cause in the event of a "change in control." For these purposes, a "change in control" is defined generally to mean: (i) consummation of a plan of reorganization, merger or sale of substantially all of the assets of Brookline Savings Bank or Brookline Bancorp, Inc. where Brookline Savings Bank or Brookline Bancorp, Inc. is not the surviving entity; (ii) changes to the Board of Directors of Brookline Savings Bank or Brookline Bancorp, Inc. whereby individuals who constitute the current Board cease to constitute a majority of the Board, subject to certain exceptions; (iii) a change in "control" as defined by the Bank Holding Company Act of 1956, as amended, in effect on the date of the severance agreement; (iv) a transaction or occurrence whereby any person becomes the beneficial owner of 25% or more of the voting securities of Brookline Bancorp, Inc.; and (v) a tender offer is made for 25% or more of the voting securities of Brookline Bancorp, Inc. and 25% or more of the stockholders have tendered their shares. These protections against termination without cause in the event of a change in control are frequently offered by other financial institutions, and Brookline Savings Bank may be at a competitive disadvantage in attracting and retaining key employees if it does not offer similar protections. Although the severance agreements may have the effect of making a takeover more expensive to an acquiror, Brookline Savings Bank believes that the benefits of enhancing Brookline Savings Bank's ability to attract and retain qualified management persons by offering the severance agreements outweighs any disadvantage of such agreements.

        Following a change in control of Brookline Bancorp, Inc. or Brookline Savings Bank, an officer is entitled to a payment under the severance agreement if the officer's employment is involuntarily terminated during the term of such agreement, other than for cause, as defined, or if the officer voluntarily terminates employment during the term of such agreement as the result of a demotion, loss of title, office or significant authority, reduction in his annual compensation or benefits, or relocation of his principal place of employment by more than 30 miles from its location immediately prior to the change in control. In the event that an officer who is a party to a severance agreement is entitled to receive payments pursuant to the severance agreement, he will receive a cash payment up to a maximum of one times the average of the three preceding years' annual base salary and bonuses. Mr. Bechet would receive an aggregate of $182,292 and the remaining officers would receive an aggregate of $496,883, pursuant to their severance agreements upon a change in control of Brookline Savings Bank or Brookline Bancorp, Inc. In addition to the severance payment, each covered officer is entitled to receive life, health, dental and disability coverage for a period of up to 12 months from the date of termination. Notwithstanding any provision to the contrary in the severance agreement, payments under the severance agreements are limited so that they will not constitute an excess parachute payment under Section 280G of the Internal Revenue Code.

Compensation of Officers and Directors Through Benefit Plans

        Medical, Dental, Life and Other Similar Employee Benefit Plans.    Brookline Savings Bank provides eligible employees (i.e., generally full-time employees and employees who work more than 17 1/2 hours per week) with group life (after three months of employment), accidental death and dismemberment, and long-term disability coverage. For its eligible employees, Brookline Savings Bank pays 80% of the monthly premiums for group health coverage and 50% of the monthly premiums for individual and family dental coverage. For Messrs. Chapman and Peck, Brookline Savings Bank pays 100% of such premiums. Brookline Savings Bank pays 100% of the monthly premiums for group life insurance coverage after the employee has completed one year of service. Brookline Savings Bank also sponsors a flexible benefits plan under which employees can pay their ratable share of health insurance premiums on a pre-tax basis and a medical expense reimbursement plan under which employees can defer their salary on a pre-tax basis to cover the costs of certain medical expenses not reimbursed through insurance or otherwise.

        Defined Benefit Pension Plan.    On July 6, 2000, the Board of Directors of Brookline Savings Bank voted to terminate, effective September 30, 2000, Brookline Savings Bank's defined benefit pension plan, a non-contributory qualified retirement plan for eligible employees from the Savings Banks Employee Retirement Association. In connection with the termination of this plan, Brookline Savings Bank's Board of Directors also voted to cease the accrual of pension benefits, effective July 31, 2000. Final plan termination was approved by the Internal Revenue Service in 2001.

        As a result of the termination of this plan, eligible employees were offered a single sum settlement equal to the value of their benefits under the plan. In addition, a portion of the surplus of the plan was used to enhance benefits of eligible employees. The following are the actual settlements and enhancements paid to the executive officers of Brookline Savings Bank in 2001:

Executive	Basic Value	Enhancement	Total
Richard P. Chapman, Jr.	$1,068,407	$187,823	$1,256,230
Charles H. Peck	586,222	116,937	703,159
Paul R. Bechet	57,747	91,066	148,813
Susan M. Ginns	426,020	91,488	517,508

        Supplemental Retirement Income Agreement.    Brookline Savings Bank has entered into non-qualified supplemental retirement income agreements for the benefit of Messrs. Chapman and Peck that provide them with benefits generally equal to 70% of their average compensation for the three calendar years with the highest rate of compensation in the ten calendar year period prior to retirement, reduced by any distribution they are entitled to receive from Brookline Savings Bank's pension plan and one-half of any Social Security benefits.

        Retirement benefits under these agreements are generally payable as a monthly benefit or, at the election of Brookline Savings Bank, as a lump sum benefit. The monthly benefits are payable on early or normal retirement or disability and continue until the later of the executive's death or 15 years from Mr. Peck's retirement (20 years in the case of Mr. Chapman). Monthly benefits are provided for designated beneficiaries of participants who do not survive until retirement commencing on the date of death and ending on the earlier of (1) the date the executive would have attained his standard life expectancy or (2) 15 years from the date of death in the case of Mr. Peck (20 years in the case of the death of Mr. Chapman). Under these agreements, in the case of a change in control, the executive (or in the event of the executive's death, his beneficiary) is irrevocably entitled to elect a lump sum benefit equal to the actuarial equivalent of the monthly benefit to which the executive is entitled at such time. The supplemental retirement income agreements are considered unfunded plans for tax and Employee Retirement Income Security Act of 1974 ("ERISA") purposes. For the year ended December 31, 2001, Brookline Savings Bank charged to expense under the supplemental retirement income agreements $320,475 and $101,062 to Mr. Chapman and Mr. Peck, respectively. All obligations under the these agreements are payable from the general assets of Brookline Savings Bank.

        401(k) Plan.    Brookline Savings Bank maintains the Savings Banks Employees Retirement Association 401(k) Plan which is a qualified, tax-exempt profit sharing plan with a salary deferral feature under Section 401(k) of the Code. All employees who have attained age 21 and have worked at least 1,000 hours are eligible to participate.

        Under the 401(k) Plan, participants are permitted to make salary reduction contributions equal to the lesser of 15% of compensation or $11,000 in 2002 (as indexed annually). For these purposes, "compensation" includes wages reported on federal income tax form W-2, but does not include compensation in excess of Internal Revenue Code Section 401(a)(17) limits (i.e., $170,000). All employee contributions and earnings thereon are fully and immediately vested.

        Defined Contribution Plan.    Effective January 1, 2001, a defined contribution plan was established to provide for annual contributions by Brookline Savings Bank equal to 5% of each participant's compensation up to $200,000 in 2002. In order to be fully vested in Brookline Savings Bank's annual contribution, a participant must complete three years of service with Brookline Savings Bank or Brookline Bancorp, Inc. The plan permits employees to direct the investment of their own accounts into various investment options.

        Plan benefits will be paid to each participant in the form of a lump sum or installment payments upon retirement or death. If a participant terminates employment prior to retirement, his vested benefit will be held by the plan until the participant elects to receive his benefit from the plan. If a participant (and the participant's spouse, if married) elects to receive benefits after termination of employment prior to normal or early retirement age, benefits will be paid in a lump sum. Normal retirement age under the plan is age 65. Early retirement age is the earliest of age 62, age 55 with ten years of service, or the date on which a claim for Social Security disability income benefits is approved.

        Employee Stock Ownership Plan and Trust.    Brookline Savings Bank has implemented an Employee Stock Ownership Plan. Employees with at least one year of employment in which they work 1,000 hours or more with Brookline Savings Bank and who have attained age 21 are eligible to participate. The Employee Stock Ownership Plan has borrowed funds from Brookline Bancorp, Inc. and used those funds to purchase shares of the Common Stock of Brookline Bancorp, Inc. Collateral for the loan is the common stock purchased by the Employee Stock Ownership Plan. The loan will be repaid principally from Brookline Savings Bank's contributions to the Employee Stock Ownership Plan over a maximum of 30 years. The interest rate for the loan is fixed at 8.50%. Shares purchased by the Employee Stock Ownership Plan are held in a suspense account for allocation among participants as the loan is repaid.

        Contributions to the Employee Stock Ownership Plan and shares released from the suspense account in an amount proportional to the repayment of the Employee Stock Ownership Plan loan are allocated among Employee Stock Ownership Plan participants on the basis of compensation in the year of allocation. For the plan year ended December 31, 2001, 32,779 shares were released from the suspense account and allocated to employees. Participants in the Employee Stock Ownership Plan receive credit for each year of service with Brookline Savings Bank prior to the effective date of the Employee Stock Ownership Plan (up to a maximum of three years). Benefits generally vest over a seven year period. Benefits generally vest at the rate of 20% per year beginning in the third year of service until a participant is 100% vested after seven years or upon normal retirement (as defined in the Employee Stock Ownership Plan), disability or death of the participant or a change in control (as defined in the Employee Stock Ownership Plan). A participant who terminates employment for reasons other than death, retirement or disability prior to seven years of credited service will forfeit the nonvested portion of his benefits under the Employee Stock Ownership Plan. Benefits will be payable in the form of common stock and cash upon death, retirement, early retirement, disability or separation from service. Brookline Savings Bank's contributions to the Employee Stock Ownership Plan are discretionary, subject to the loan terms and tax law limits and, therefore, benefits payable under the Employee Stock Ownership Plan cannot be estimated. Brookline Savings Bank is required to record compensation expense in an amount equal to the fair market value of the shares released from the suspense account.

        Brookline Savings Bank's Board of Directors administers the Employee Stock Ownership Plan. Brookline Savings Bank has appointed an independent financial institution to serve as trustee of the Employee Stock Ownership Plan. The Employee Stock Ownership Plan committee may instruct the trustee regarding investment of funds contributed to the Employee Stock Ownership Plan. The Employee Stock Ownership Plan trustee, subject to its fiduciary duty, must vote all allocated shares held in the Employee Stock Ownership Plan in accordance with the instructions of participating employees. Under the Employee Stock Ownership Plan, nondirected shares and shares held in the suspense account will be voted in a manner calculated to most accurately reflect the instructions it has received from participants regarding the allocated stock so long as such vote is in accordance with the provisions of ERISA.

Stock Benefit Plans

        The Board of Directors of Brookline Bancorp, Inc. has adopted the 1999 Stock Option Plan and the 1999 Recognition and Retention Plan, both of which plans have been approved by stockholders. Pursuant to the Recognition and Retention Plan, awards were made to directors and certain executive officers and employees of Brookline Bancorp, Inc. and affiliates of Brookline Bancorp, Inc. as determined by the Bond and Salary Committee, which administers the plan. Awards vest for such participants in accordance with a schedule determined by the Committee. If a recipient ceases continuous service with Brookline Bancorp, Inc. or Brookline Savings Bank due to normal retirement, death or disability, or following a change in control, shares subject to restrictions will immediately vest; in the event of cessation of continuous service for any other reason, unvested shares are forfeited and returned to Brookline Bancorp, Inc. Recipients have the right to vote nonvested shares that have been awarded and will receive dividends declared on such shares.

        Pursuant to the Stock Option Plan, options to purchase common stock of Brookline Bancorp, Inc. were granted to directors and certain executive officers and employees of Brookline Bancorp, Inc. and affiliates of Brookline Bancorp, Inc., as determined by the Bond and Salary Committee which administers the plan. The Committee also determines the period over which such awards will vest and become exercisable. The plan provides for awards in the form of stock options, reload options, limited stock appreciation rights and dividend equivalent rights. No options were granted to the Named Executive Officers under the Stock Option Plan during the year ended December 31, 2001.

        Set forth below is certain information concerning options outstanding to the Named Executive Officers at December 31, 2001 and options exercised by the Named Executive Officers during 2001.

			Number of Options at Year-End		Value of Unexercised In-the-Money Options at Year-End
Name	Shares Acquired Upon Exercise	Value Realized
			Exercisable	Unexercisable	Exercisable	Unexercisable
Richard P. Chapman, Jr.	10,000	$54,475	170,000	120,000	$956,675	$675,300
Charles H. Peck	9,248	50,483	95,752	70,000	538,844	393,925
Paul R. Bechet	18,497	102,150	21,503	60,000	121,008	337,650
Susan M. Ginns	—	—	45,000	30,000	253,238	168,825

Transactions with Certain Related Persons

        All transactions between Brookline Bancorp, Inc. and its executive officers, directors, holders of 10% or more of the shares of its Common Stock and affiliates thereof, are on terms no less favorable to Brookline Bancorp, Inc. than could have been obtained by it in arm's-length negotiations with unaffiliated persons. The balance of loans outstanding to directors, executive officers and their related interests amounted to $4,170,230 at December 31, 2001.

Benefits to Be Considered Following Completion of the Conversion

        Stock Option Plan.    We intend to submit a new stock option plan for stockholder approval no earlier than six months after the completion of the conversion. If approved by the stockholders, the new stock option plan would reserve 10% of the shares sold in the offering for issuance when options granted to recipients are exercised. Ten percent of the shares issued in the offering would amount to 2,167,500 shares, 2,550,000 shares, 2,932,500 shares or 3,372,375 shares at the minimum, mid-point, maximum and adjusted maximum of the offering range, respectively. No options would be granted under the new stock option plan until stockholder approval of the plan is received. In the event that shares underlying options come from authorized but unissued shares, stockholders would experience dilution of approximately 5.4% in their ownership interest in Brookline Bancorp, Inc. at the mid-point of the offering range.

        The exercise price of the options granted under the new stock option plan will be equal to the fair market value of Brookline Bancorp, Inc. common stock on the date of grant of the stock options. If the stock option plan is adopted within one year following the conversion, options may vest no faster than 20% per year beginning 12 months after the date of grant. Options granted under the stock option plan would be adjusted for capital changes such as stock splits and stock dividends. Awards will be 100% vested upon termination of employment due to death or disability, and if the stock option plan is adopted more than one year after the conversion, awards would be 100% vested upon normal retirement or a change in control of Brookline Savings Bank or Brookline Bancorp, Inc. Under Office of Thrift Supervision rules, if the stock option plan is adopted within one year of the conversion, no individual officer may receive more than 25% of the awards under the plan, no non-employee director may receive more than 5% of the awards under the plan, and all non-employee directors as a group may receive in the aggregate no more than 30% of the awards under the plan.

        The stock option plan would be administered by a committee of non-employee members of the Brookline Bancorp, Inc.'s Board of Directors. Options granted under the stock option plan to employees may be "incentive" stock options, which are designed to result in a beneficial tax treatment to the employee but no tax deduction to Brookline Bancorp, Inc. Non-qualified stock options may also be granted to employees under the stock option plan, and will be granted to the non-employee directors who receive stock options. In the event an option recipient terminated his employment or service as an employee or director, the options would terminate during certain specified periods.

        Stock Recognition and Retention Plan.    We also intend to request stockholder approval of a new stock recognition and retention plan, no earlier than six months after the completion of the conversion. If approved by stockholders, the new stock recognition and retention plan would, if implemented within one year of conversion, reserve 4% of the shares sold in the offering (assuming Brookline Savings Bank has a tangible capital to assets ratio in excess of 10%) or 867,000 shares, 1,020,000 shares, 1,173,000 or 1,348,950 shares at the minimum, mid-point, maximum and adjusted maximum of the offering range, respectively. We must recognize expense for shares awarded over their vesting period at the fair market value of the shares on the date they are awarded. The recipients will be awarded common stock under the stock recognition and retention plan at no cost to them. No awards would be made under the stock recognition and retention plan until the plan is approved by stockholders. If the shares awarded under the stock recognition and retention plan come from authorized but unissued shares totaling 4% of the shares sold in the offering, stockholders would experience dilution of approximately 2.3% in their ownership interest in Brookline Bancorp, Inc. at the mid-point of the offering range.

        Awards under the stock recognition and retention plan would be nontransferable and nonassignable. Under Office of Thrift Supervision regulations, if the stock recognition and retention plan is adopted within one year following the conversion, the shares which are subject to an award may vest no faster than 20% per year beginning 12 months after the date of grant of the award. Awards would be adjusted for capital changes such as stock dividends and stock splits. Awards would be 100% vested upon termination of employment or service due to death or disability, and if the stock recognition and retention plan is adopted more than one year after the conversion, awards would be 100% vested upon normal retirement or a change in control of Brookline Savings Bank or Brookline Bancorp, Inc. If employment or service were to terminate for other reasons, the award recipient would forfeit any nonvested award. If employment or service is terminated for cause (as defined), shares not already delivered would be forfeited. Under Office of Thrift Supervision rules, if the stock recognition and retention plan is adopted within one year of the conversion, no individual officer may receive more than 25% of the awards under the plan, no non-employee director may receive more than 5% of the awards under the plan, and all non-employee directors as a group may receive no more than 30% of the awards under the plan in the aggregate.

        The recipient of an award will recognize income equal to the fair market value of the stock earned, determined as of the date of vesting, unless the recipient makes an election under Section 83(b) of the Internal Revenue Code to be taxed earlier. The amount of income recognized by the recipient would be a deductible expense for tax purposes for Brookline Bancorp, Inc. If the stock recognition and retention plan is adopted within one year following the conversion, dividends and other earnings will accrue and be payable to the award recipient when the shares vest. If the stock recognition and retention plan is adopted within one year following the conversion, shares not yet vested will be voted by the trustee of the stock recognition and retention plan, taking into account the best interests of the award recipients. If the stock recognition and retention plan is adopted more than one year following the conversion, dividends declared on unvested shares will be distributed to the recipient when paid and the recipient will be entitled to vote the unvested shares.

BENEFICIAL OWNERSHIP OF COMMON STOCK

        The following table provides the beneficial ownership of our common stock held by our directors and executive officers, individually and as a group as of May 10, 2002. The business address of each director and executive officer is 160 Washington Street, Brookline, Massachusetts 02445.

Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned (1)(2)		Percent of All Common Stock Outstanding (4)
Richard P. Chapman, Jr.	430,635		1.6%
Charles H. Peck	217,935		*
George C. Caner, Jr.	44,000		*
Oliver F. Ames	93,000		*
Dennis S. Aronowitz	37,983		*
David C. Chapin	49,167		*
William G. Coughlin	92,500		*
John L. Hall, II	37,000		*
Hollis W. Plimpton, Jr.	17,500		*
Joseph J. Slotnik	69,172		*
William V. Tripp, III	46,893		*
Rosamond B. Vaule	57,808		*
Peter O. Wilde	43,140		*
Franklin Wyman, Jr.	125,000		*
Paul R. Bechet	117,952		*
Cheryl B. Gorman	—		*

All directors and executive officers as a group (16 persons)	1,479,685	(3)	5.4%

(1)
In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, a person is deemed to be the beneficial owner for purposes of this table of any shares of common stock if he has sole or shared voting or investment power with respect to such security, or has a right to acquire beneficial ownership at any time within 60 days from the date as of which beneficial ownership is being determined. As used herein, "voting power" is the power to vote or direct the voting of shares and "investment power" is the power to dispose or direct the disposition of shares. Includes all shares held directly as well as by spouses and minor children, in trust and other indirect ownership, over which shares the named individuals effectively exercise sole or shared voting and investment power.

(2)
The shares of common stock in this column include 780,255 shares in total and by individual the following shares which may be acquired by the persons indicated pursuant to the exercise of stock options within 60 days of May 10, 2002: Mr. Chapman – 230,000; Mr. Peck – 130,752; Mr. Caner – 25,000; Mr. Ames – 40,000; Mr. Aronowitz – 25,000; Mr. Chapin – 30,000; Mr. Coughlin – 38,000; Mr. Hall – 25,000; Mr. Plimpton – 10,000; Mr. Slotnik – 40,000; Mr. Tripp – 30,000; Ms. Vaule – 25,000; Mr. Wilde – 30,000; Mr. Wyman—60,000; and Mr. Bechet – 41,503.

(3)
Excludes 422,992 shares of common stock (representing 1.6% of the shares of common stock outstanding as of December 31, 2001) owned by the employee stock ownership plan for the benefit of the employees of Brookline Bancorp, Inc. and Brookline Savings Bank.

(4)
Calculated by dividing the number of shares by the total shares of common stock outstanding at May 10, 2002 (26,801,143 shares) plus the number of shares which each individual may acquire pursuant to the exercise of stock options within 60 days of May 10, 2002.

*
Less than 1%.

SUBSCRIPTIONS BY EXECUTIVE OFFICERS AND DIRECTORS

        The table below sets forth, for each of Brookline Bancorp, Inc.'s directors and executive officers and for all of the directors and executive officers as a group, the following information:

  (1)
  the number of exchange shares to be held upon consummation of the conversion, based upon their beneficial ownership of Brookline Bancorp, Inc. common stock as of May 10, 2002;

  (2)
  the proposed purchases of subscription shares, assuming sufficient shares are available to satisfy their subscriptions; and

  (3)
  the total amount of Brookline Bancorp, Inc. common stock to be held upon consummation of the conversion.

        In each case, it is assumed that subscription shares are sold at the midpoint of the offering range. See "The Conversion—Limitations on Common Stock Purchases."

		Proposed Purchases of Stock in the Offering (1)		Total Common Stock to be Held
Name of Beneficial Owner	Number of Exchange Shares to be Held (2)	Number of Shares	Amount	Number of Shares	Percentage of Total Outstanding
Richard P. Chapman, Jr.	712,141	30,000	$300,000	742,141	1.6%
Charles H. Peck	360,399	10,000	100,000	370,399	*
George C. Caner, Jr.	72,763	3,000	30,000	75,763	*
Oliver F. Ames	153,794	10,000	100,000	163,794	*
Dennis S. Aronowitz	62,812	5,000	50,000	67,812	*
David C. Chapin	81,307	10,000	100,000	91,307	*
William G. Coughlin	152,967	10,000	100,000	162,967	*
John L. Hall, II	61,187	50,000	500,000	111,187	*
Hollis W. Plimpton, Jr.	28,940	250	2,500	29,190	*
Joseph J. Slotnik	114,390	10,000	100,000	124,390	*
William V. Tripp, III	77,547	10,000	100,000	87,547	*
Rosamond B. Vaule	95,597	10,000	100,000	105,597	*
Peter O. Wilde	71,341	15,000	150,000	86,341	*
Franklin Wyman, Jr.	206,713	20,000	200,000	226,713	*
Paul R. Bechet	195,057	10,000	100,000	205,057	*
Cheryl B. Gorman	—	4,000	40,000	4,000	*

	2,446,955	207,250	$2,072,500	2,654,205	5.8%

*
Less than 1%.

(1)
Includes proposed subscriptions, if any, by associates.

(2)
Based on information presented in "Beneficial Ownership of Common Stock."

THE CONVERSION

        The Boards of Directors of Brookline Bancorp, Inc. and Brookline Bancorp, MHC have approved the plan of conversion. The plan of conversion must also be approved by the members of Brookline Bancorp, MHC (depositors of Brookline Savings Bank) and the stockholders of Brookline Bancorp, Inc. A special meeting of members and a special meeting of stockholders have been called for this purpose. The Office of Thrift Supervision also has conditionally approved the plan; however, such approval does not constitute a recommendation or endorsement of the plan of conversion by that agency.

General

        The respective Boards of Directors of Brookline Bancorp, MHC and Brookline Bancorp, Inc. adopted the plan of conversion on April 4, 2002, and the plan of conversion was amended on May 13, 2002. Pursuant to the plan of conversion, our organization will convert from the mutual holding company form of organization to the fully public form. Brookline Bancorp, MHC, the mutual holding company parent of Brookline Bancorp, Inc., will be merged into Brookline Savings Bank, and Brookline Bancorp, MHC will no longer exist. Pursuant to the plan, Brookline Bancorp, Inc., which owns 100% of Brookline Savings Bank, also will be succeeded by a new Delaware corporation with the same name. As part of the conversion, shares of common stock of Brookline Bancorp, Inc. representing the ownership interest of Brookline Bancorp, MHC, will be offered for sale in the offering. When the conversion is completed, all of the capital stock of Brookline Savings Bank will be owned by Brookline Bancorp, Inc. A diagram of our corporate structure before and after the conversion is set forth in the Summary of this prospectus.

        Under the plan of conversion, at the conclusion of the conversion and offering, each share of Brookline Bancorp, Inc. common stock owned by persons other than Brookline Bancorp, MHC will be converted automatically into the right to receive new shares of Brookline Bancorp, Inc. common stock determined pursuant to the exchange ratio. The exchange ratio will ensure that immediately after the conversion and exchange of existing shares of Brookline Bancorp, Inc. for new shares, the public stockholders of Brookline Bancorp, Inc. common stock will own the same aggregate percentage of new Brookline Bancorp, Inc. common stock that they owned immediately prior to the conversion, excluding any shares purchased in the offering.

        We intend to retain 50% of the net proceeds of the offering and to contribute the balance of the net proceeds to Brookline Savings Bank. The conversion will be effected only upon completion of the sale of at least the minimum number of shares of our common stock to be offered pursuant to the plan of conversion.

        The plan of conversion provides generally that we will offer shares of common stock for sale in the subscription offering to eligible account holders, our tax-qualified benefit plans, including the employee stock ownership plan, supplemental eligible account holders and other members. Subject to the prior rights of these holders of subscription rights, we will offer common stock for sale in a community offering to members of the general public, with a preference given in the following order:

  (1)
  First, to public stockholders of Brookline Bancorp, Inc. common stock as of May 16, 2002; and

  (2)
  Second, to natural persons residing in Middlesex, Norfolk and Suffolk Counties, Massachusetts.

        We have the right to accept or reject, in whole or in part, any orders to purchase shares of the common stock received in the community offering. The community offering may begin at the same time as the subscription offering and must be completed within 45 days after the completion of the subscription offering unless otherwise extended by the Office of Thrift Supervision. See "—Community Offering."

        We determined the number of shares of common stock to be offered in the offering based upon an independent appraisal of the estimated pro forma market value of Brookline Bancorp, Inc. All shares of common stock to be sold in the offering will be sold at $10.00 per share. The independent valuation will be updated and the final number of the shares to be issued in the offering will be determined at the completion of the offering. See "—Stock Pricing and Number of Shares to be Issued" for more information as to the determination of the estimated pro forma market value of the common stock.

        The following is a brief summary of the conversion and is qualified in its entirety by reference to the provisions of the plan of conversion. A copy of the plan of conversion is available for inspection at each branch of Brookline Savings Bank and at the Northeast Regional and Washington, D.C. offices of the Office of Thrift Supervision. The plan of conversion is also filed as an exhibit to the application to convert from mutual to stock form of which this prospectus is a part, copies of which may be obtained from the Office of Thrift Supervision. See "Additional Information."

Reasons for the Conversion

        The primary reasons for the conversion are to facilitate acquisitions of other financial institutions, support internal growth, improve our overall competitive position and enhance profitability.

        As a fully-converted stock holding company, we will have greater flexibility in structuring mergers and acquisitions, including the form of consideration paid in a transaction. In our current mutual holding company structure, our ability to offer our common stock as consideration for a merger or acquisition has been limited. Potential sellers often want stock for at least part of the purchase price. Our new stock holding company structure will enhance our ability to compete with other bidders when acquisition opportunities arise by enabling us to offer stock or cash consideration.

        The additional capital raised in the conversion also will support increased lending, expansion of our banking franchise, and introduction of new products and services.

Approvals Required

        The affirmative vote of a majority of the total eligible votes of the members of Brookline Bancorp, MHC at the special meeting of members is required to approve the plan of conversion. By their approval of the plan of conversion, the members of Brookline Bancorp, MHC will also be deemed to approve the merger of Brookline Bancorp, MHC into Brookline Savings Bank. The affirmative vote of the holders of at least two-thirds of the outstanding shares of common stock of Brookline Bancorp, Inc. and a majority of the votes cast by the public stockholders of Brookline Bancorp, Inc. common stock also are required to approve the plan of conversion. The plan of conversion also must be approved by the Office of Thrift Supervision, which has given its conditional approval.

Share Exchange Ratio

        Office of Thrift Supervision regulations provide that in a conversion of a mutual holding company to fully stock form, the public stockholders will be entitled to exchange their shares for common stock of the converted holding company, provided that the mutual holding company demonstrates to the satisfaction of the Office of Thrift Supervision that the basis for the exchange is fair and reasonable. The Board of Directors of Brookline Bancorp, Inc. has determined that each publicly held share of Brookline Bancorp, Inc. common stock will, on the effective date of the conversion, be converted automatically into and become the right to receive a number of new shares of Brookline Bancorp, Inc. common stock. The number of new shares of common stock will be determined pursuant to the exchange ratio which ensures that the public stockholders of Brookline Bancorp, Inc. common stock will own the same percentage of new common stock in Brookline Bancorp, Inc. after the conversion as they held in Brookline Bancorp, Inc. immediately prior to the conversion, exclusive of their purchase of additional shares, and the receipt of cash in lieu of fractional shares. At March 31, 2002, there were 26,797,043 shares of Brookline Bancorp, Inc. common stock outstanding (net of treasury stock), and 11,376,693 shares were publicly held. The exchange ratio is not dependent on the market value of Brookline Bancorp, Inc. common stock. It is calculated based on the percentage of Brookline Bancorp, Inc. common stock held by the public, the independent appraisal of Brookline Bancorp, Inc. prepared by RP Financial, LC and the number of shares sold in the offering. The exchange ratio is expected to range from approximately 1.4056 exchange shares for each publicly held share of Brookline Bancorp, Inc. at the minimum of the offering range to 2.1870 exchange shares for each publicly held share of Brookline Bancorp, Inc. at the adjusted maximum of the offering range, based on the number of shares outstanding at December 31, 2001.

        If you are now a stockholder of Brookline Bancorp, Inc., your existing shares will be cancelled and exchanged for new shares of Brookline Bancorp, Inc. The number of shares you receive will be based on the exchange ratio determined as of the closing of the conversion. The actual number of shares you receive will depend upon the number of shares we sell in the offering, which in turn will depend upon the final appraised value of Brookline Bancorp, Inc. The following table shows how the exchange ratio will adjust, based on the number of shares sold in the offering. The table also shows how many shares an owner of Brookline Bancorp, Inc. common stock would receive in the exchange, adjusted for the number of shares sold in the offering and the number of shares outstanding at December 31, 2001.

			New Shares to be Exchanged for Existing Shares of Brookline Bancorp, Inc.
	New Shares to be Sold in This Offering
							New Shares to be Received for 100 Existing Shares
					Total Shares of Common Stock to be Outstanding	Exchange Ratio
	Amount	Percent	Amount	Percent
Minimum	21,675,000	57.6%	15,949,738	42.4%	37,624,738	1.4056	140.56
Midpoint	25,500,000	57.6%	18,764,397	42.4%	44,264,397	1.6537	165.37
Maximum	29,325,000	57.6%	21,579,057	42.4%	50,904,057	1.9017	190.17
15% above Maximum	33,723,750	57.6%	24,815,916	42.4%	58,539,666	2.1870	218.70

        Options to purchase shares of Brookline Bancorp, Inc. common stock also will be converted into and become options to purchase Brookline Bancorp, Inc. common stock. The number of shares of common stock to be received upon exercise of these options will be determined pursuant to the exchange ratio. The aggregate exercise price, duration and vesting schedule of these options will not be affected. At December 31, 2001, there were 1,183,005 outstanding options to purchase Brookline Bancorp, Inc. common stock, 786,305 of which were vested.

Effects of Conversion on Depositors, Borrowers and Members

        Continuity.    While the conversion is being accomplished, the normal business of Brookline Savings Bank of accepting deposits and making loans will continue without interruption. Brookline Savings Bank will continue to be a federally chartered savings association and will continue to be regulated by the Office of Thrift Supervision. After the conversion, Brookline Savings Bank will continue to offer existing services to depositors, borrowers and other customers. The directors serving Brookline Bancorp, Inc. at the time of the conversion will serve as directors of Brookline Bancorp, Inc. after the conversion.

        Effect on Deposit Accounts.    Under the plan of conversion, each depositor in Brookline Savings Bank at the time of the conversion will automatically continue as a depositor after the conversion, and each of the deposit accounts will remain the same with respect to deposit balance, interest rate and other terms. Each such account will be insured by the Federal Deposit Insurance Corporation to the same extent as before the conversion. Depositors will continue to hold their existing certificates, passbooks and other evidences of their accounts.

        Effect on Loans.    No loan outstanding from Brookline Savings Bank will be affected by the conversion, and the amount, interest rate, maturity and security for each loan will remain as it was contractually fixed prior to the conversion.

        Effect on Voting Rights of Members.    At present, all depositors are members of, and have voting rights in, Brookline Bancorp, MHC as to all matters requiring membership action. Upon completion of the conversion, depositors will cease to be members of Brookline Bancorp, MHC and will no longer have voting rights. Upon completion of the conversion, all voting rights in Brookline Savings Bank will be vested in Brookline Bancorp, Inc. as the sole stockholder of Brookline Savings Bank. The stockholders of Brookline Bancorp, Inc. will possess exclusive voting rights with respect to Brookline Bancorp, Inc. common stock.

        Tax Effects.    Brookline Bancorp, Inc. will receive an opinion of counsel or tax advisor with regard to federal and state income taxation to the effect that the conversion will not be taxable for federal or state income tax purposes to Brookline Bancorp, MHC, Brookline Bancorp, Inc., the public stockholders of Brookline Bancorp, Inc., members of Brookline Bancorp, MHC, eligible account holders, supplemental eligible account holders, or Brookline Savings Bank. See "—Tax Aspects."

        Effect on Liquidation Rights.    Each depositor in Brookline Savings Bank has both a deposit account in Brookline Savings Bank and a pro rata ownership interest in the net worth of Brookline Bancorp, MHC based upon the balance in his or her account. This interest may only be realized in the event of a complete liquidation of Brookline Bancorp, MHC and Brookline Savings Bank. However, this ownership interest is tied to the depositor's account and has no tangible market value separate from the deposit account. Any depositor who opens a deposit account obtains a pro rata ownership interest in Brookline Bancorp, MHC without any additional payment beyond the amount of the deposit. A depositor who reduces or closes his account receives a portion or all of the balance in the deposit account but nothing for his ownership interest in the net worth of Brookline Bancorp, MHC, which is lost to the extent that the balance in the account is reduced or closed.

        Consequently, depositors in a stock subsidiary of a mutual holding company normally have no way of realizing the value of their ownership interest, which has realizable value only in the unlikely event that Brookline Bancorp, MHC and Brookline Savings Bank are liquidated. If this occurs, the depositors of record at that time, as owners, would share pro rata in any residual surplus and reserves of Brookline Bancorp, MHC after other claims, including claims of depositors to the amounts of their deposits, are paid.

        In the unlikely event that Brookline Savings Bank were to liquidate after the conversion, all claims of creditors, including those of depositors, also would be paid first, followed by distribution of the "liquidation account" to depositors as of December 31, 2000 and March 31, 2002 who continue to maintain their deposit accounts as of the date of liquidation, with any assets remaining thereafter distributed to Brookline Bancorp, Inc. as the holder of Brookline Savings Bank's capital stock. Pursuant to the rules and regulations of the Office of Thrift Supervision, a post-conversion merger, consolidation, sale of bulk assets or similar combination or transaction with another insured savings institution would not be considered a liquidation and, in such a transaction, the liquidation account would be assumed by the surviving institution. See "—Liquidation Rights."

Stock Pricing and Number of Shares to be Issued

        The plan of conversion and federal regulations require that the aggregate purchase price of the common stock sold in the offering must be based on the appraised pro forma market value of the common stock, as determined by an independent valuation. Brookline Savings Bank and Brookline Bancorp, Inc. have retained RP Financial, LC to make this valuation. For its services in preparing the initial valuation, RP Financial, LC will receive a fee of $72,000. This amount does not include a fee of $18,000 to be paid to RP Financial, LC for assistance in the preparation of a business plan. Brookline Savings Bank and Brookline Bancorp, Inc. have agreed to indemnify RP Financial, LC and its employees and affiliates against specified losses, including any losses in connection with claims under the federal securities laws, arising out of its services as appraiser, except where RP Financial, LC's liability results from its negligence or bad faith.

        The appraisal considered the pro forma impact of the offering. Consistent with the Office of Thrift Supervision appraisal guidelines, the appraisal applied three primary methodologies: the pro forma price-to-book value approach applied to both reported book value and tangible book value; the pro forma price-to-earnings approach applied to reported and core earnings; and the pro forma price-to-assets approach. The market value ratios applied in the three methodologies were based upon the current market valuations of the peer group companies, subject to valuation adjustments applied by RP Financial, LC to account for differences between Brookline Bancorp, Inc. and the peer group. RP Financial, LC placed the greatest emphasis on the price-to-earnings and price-to-book approaches in estimating pro forma market value.

        The independent valuation was prepared by RP Financial, LC in reliance upon the information contained in this prospectus, including the consolidated financial statements. RP Financial, LC also considered the following factors, among others:

  •
  the present and projected operating results and financial condition of Brookline Bancorp, Inc.;

  •
  the economic and demographic conditions in Brookline Bancorp, Inc.'s existing market area;

  •
  certain historical, financial and other information relating to Brookline Bancorp, Inc.;

  •
  a comparative evaluation of the operating and financial characteristics of Brookline Bancorp, Inc. with those of other similarly situated publicly traded savings institutions located in Massachusetts and other regions of the United States;

  •
  the aggregate size of the offering of the common stock;

  •
  the impact of the conversion on Brookline Bancorp, Inc.'s stockholders' equity and earnings potential;

  •
  the proposed dividend policy of Brookline Bancorp, Inc.; and

  •
  the trading market for securities of comparable institutions and general conditions in the market for such securities.

        Included in RP Financial, LC's report were certain assumptions as to the pro forma earnings of Brookline Bancorp, Inc. after the conversion that were utilized in determining the appraised value. These assumptions included estimated expenses, an assumed after-tax rate of return on the net conversion proceeds and purchases in the open market of 4% of the common stock issued in the offering by the recognition and retention plan at the $10.00 purchase price. See "Pro Forma Data" for additional information concerning theses assumptions. The use of different assumptions may yield different results.

        The independent valuation states that as of March 28, 2002, the estimated pro forma market value, or valuation range, of Brookline Bancorp, Inc. ranged from a minimum of $376.2 million to a maximum of $509.0 million, with a midpoint of $442.6 million. The Board of Directors decided to offer the shares for a price of $10.00 per share. The aggregate offering price of the shares will be equal to the valuation range multiplied by the percentage of Brookline Bancorp, Inc. common stock owned by Brookline Bancorp, MHC. The number of shares offered will be equal to the aggregate offering price of the shares divided by the price per share. Based on the valuation range, the percentage of Brookline Bancorp, Inc. common stock owned by Brookline Bancorp, MHC and the $10.00 price per share, the minimum of the offering range will be 21,675,000 shares, the midpoint of the offering range will be 25,500,000 shares and the maximum of the offering range will be 29,325,000 shares.

        The Board of Directors reviewed the independent valuation and, in particular, considered the following:

  •
  Brookline Bancorp, Inc.'s financial condition and results of operations;

  •
  comparison of financial performance ratios of Brookline Bancorp, Inc. to those of other financial institutions of similar size;

  •
  stock market conditions generally and in particular for financial institutions; and

  •
  the historical trading price of the publicly held shares of Brookline Bancorp, Inc. common stock.

        All of these factors are set forth in the independent valuation. The Board also reviewed the methodology and the assumptions used by RP Financial, LC in preparing the independent valuation and the Board believes that such assumptions were reasonable. The offering range may be amended with the approval of the Office of Thrift Supervision, if required, as a result of subsequent developments in the financial condition of Brookline Bancorp, Inc. or Brookline Savings Bank or market conditions generally. In the event the independent valuation is updated to amend the pro forma market value of Brookline Bancorp, Inc. to less than $376.2 million or more than $585.4 million, the appraisal will be filed with the Securities and Exchange Commission by post-effective amendment.

        The independent valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing our common stock. RP Financial, LC did not independently verify our consolidated financial statements and other information that we provided to them, nor did RP Financial, LC independently value our assets or liabilities. The independent valuation considers Brookline Savings Bank as a going concern and should not be considered as an indication of the liquidation value of Brookline Savings Bank. Moreover, because the valuation is necessarily based upon estimates and projections of a number of matters, all of which may change from time to time, no assurance can be given that persons purchasing our common stock in the offering will thereafter be able to sell their shares at prices at or above the $10.00 price.

        Following commencement of the subscription offering, the maximum of the valuation range may be increased by up to 15% to up to $585.4 million, which will result in a corresponding increase of up to 15% in the maximum of the offering range to up to 33,723,750 shares, to reflect changes in the market and financial conditions, without resoliciting subscribers. We will not decrease the minimum of the valuation range and the minimum of the offering range without a resolicitation of subscribers. The subscription price of $10.00 per share will remain fixed. See "—Limitations on Common Stock Purchases" as to the method of distribution and allocation of additional shares that may be issued in the event of an increase in the offering range to fill unfilled orders in the offering.

        If the update to the independent valuation at the conclusion of the offering results in an increase in the maximum of the valuation range to more than $585.4 million and a corresponding increase in the offering range to more than 33,723,750 shares, or a decrease in the minimum of the valuation range to less than $376.2 million and a corresponding decrease in the offering range to fewer than 21,675,000 shares, then, after consulting with the Office of Thrift Supervision, we may terminate the plan of conversion, cancel withdrawal authorizations and return by check all funds received promptly with interest at Brookline Savings Bank's passbook savings rate of interest. Alternatively, we may hold a new offering, establish a new offering range, extend the offering period and commence a resolicitation of subscribers or take other actions as permitted by the Office of Thrift Supervision in order to complete the conversion. In the event that a resolicitation is commenced, unless we receive an affirmative response within a reasonable period of time, we will return all funds promptly to investors as described above. Any resolicitation following the conclusion of the subscription and community offerings would not exceed 45 days unless further extended by the Office of Thrift Supervision for periods of up to 90 days.

        An increase in the number of shares to be issued in the offering would decrease both a subscriber's ownership interest and Brookline Bancorp, Inc.'s pro forma earnings and stockholders' equity on a per share basis while increasing pro forma earnings and stockholders' equity on an aggregate basis. A decrease in the number of shares to be issued in the offering would increase both a subscriber's ownership interest and Brookline Bancorp, Inc.'s pro forma earnings and stockholders' equity on a per share basis, while decreasing pro forma earnings and stockholders' equity on an aggregate basis. For a presentation of the effects of these changes, see "Pro Forma Data."

        Copies of the appraisal report of RP Financial, LC and the detailed memorandum of the appraiser setting forth the method and assumptions for the appraisal are available for inspection at the main office of Brookline Savings Bank and as specified under "Additional Information."

Exchange of Stock Certificates

        The conversion of existing outstanding shares of Brookline Bancorp, Inc. common stock into the right to receive new shares of Brookline Bancorp, Inc. common stock will occur automatically on the effective date of the conversion. As soon as practicable after the effective date of the conversion, we or a bank or trust company designated by us in the capacity of exchange agent, will send a transmittal form to each public stockholder of Brookline Bancorp, Inc. who holds stock certificates. The transmittal forms are expected to be mailed within five business days after the effective date of the conversion and will contain instructions on how to exchange old shares of Brookline Bancorp, Inc. common stock for new shares of Brookline Bancorp, Inc. common stock. We expect that stock certificates for new shares of Brookline Bancorp, Inc. common stock will be distributed within five business days after we receive properly executed transmittal forms and other required documents. Shares held by public stockholders in street name will be exchanged automatically upon the effective date; no transmittal forms will be mailed relating to these shares.

        No fractional shares of Brookline Bancorp, Inc. common stock will be issued to any public stockholder of Brookline Bancorp, Inc. when the conversion is completed. For each fractional share that would otherwise be issued to stockholders who hold certificates, we will pay by check an amount equal to the product obtained by multiplying the fractional share interest to which the holder would otherwise be entitled to by $10.00. Payment for fractional shares will be made as soon as practicable after the receipt by the exchange agent of surrendered Brookline Bancorp, Inc. stock certificates. If your shares are held in street name, you will automatically receive cash in lieu of fractional shares.

        You should not forward your stock certificates until you have received transmittal forms, which will include forwarding instructions.

        Until your existing certificates representing Brookline Bancorp, Inc. common stock are surrendered for exchange after the conversion in compliance with the terms of the transmittal form, you will not receive new shares of Brookline Bancorp, Inc. common stock and you will not be paid dividends on the new Brookline Bancorp, Inc. common stock. When you surrender your certificates, any unpaid dividends will be paid without interest. For all other purposes, however, each certificate which represents shares of Brookline Bancorp, Inc. common stock outstanding at the effective date of the conversion will be considered to evidence ownership of new shares of Brookline Bancorp, Inc. common stock into which those shares have been converted by virtue of the conversion.

        All new shares of Brookline Bancorp, Inc. common stock that we issue to you in exchange for existing shares of Brookline Bancorp, Inc. common stock will be considered to have been issued in full satisfaction of all rights pertaining to such shares, subject, however, to our obligation to pay any dividends or make any other distributions with a record date prior to the effective date of the conversion which may have been declared by us on or prior to the effective date and which remain unpaid at the effective date.

        If a certificate for Brookline Bancorp, Inc. common stock has been lost, stolen or destroyed, the exchange agent will issue a new stock certificate upon receipt of appropriate evidence as to the loss, theft or destruction, appropriate evidence as to the ownership of the certificate by the claimant, and appropriate and customary indemnification.

Subscription Offering and Subscription Rights

        In accordance with the plan of conversion, rights to subscribe for the purchase of common stock in the subscription offering have been granted under the plan of conversion in the following descending order of priority. All subscriptions that we receive will depend on the availability of common stock after satisfaction of all subscriptions of all persons having prior rights in the subscription offering and to the maximum, minimum and overall purchase limitations set forth in the plan of conversion and as described below under "—Limitations on Common Stock Purchases."

        Priority 1: Eligible Account Holders.    Each Brookline Savings Bank depositor or Lighthouse Bank depositor with aggregate deposit account balances, including demand deposit accounts, of $50 or more (a "Qualifying Deposit") on December 31, 2000 ("Eligible Account Holders") will receive, without payment therefor, nontransferable subscription rights to purchase up to 100,000 shares of common stock, subject to the overall purchase limitations. See "—Limitations on Common Stock Purchases." If there are not sufficient shares available to satisfy all subscriptions, shares will first be allocated so as to permit each subscribing Eligible Account Holder to purchase a number of shares sufficient to make his total allocation equal to the lesser of 100 shares or the number of shares for which he subscribed. Thereafter, unallocated shares will be allocated to each subscribing Eligible Account Holder whose subscription remains unfilled in the proportion that the amount of his Qualifying Deposit bears to the total amount of Qualifying Deposits of all subscribing Eligible Account Holders whose subscriptions remain unfilled. If an amount so allocated exceeds the amount subscribed for by any one or more Eligible Account Holders, the excess shall be reallocated among those Eligible Account Holders whose subscriptions are not fully satisfied until all available shares have been allocated.

        To ensure proper allocation of stock, each Eligible Account Holder must list on his stock order form all deposit accounts in which he has an ownership interest on December 31, 2000. Failure to list an account could result in fewer shares being allocated than if all accounts had been disclosed. The subscription rights of Eligible Account Holders who are also directors or officers of Brookline Bancorp, Inc. or their associates will be subordinated to the subscription rights of other Eligible Account Holders to the extent attributable to increased deposits in the twelve months preceding December 31, 2000.

        Priority 2: Tax-Qualified Plans.    Our tax-qualified employee stock benefit plans will receive, without payment therefor, nontransferable subscription rights to purchase in the aggregate up to 8% of the common stock sold in the offering. However, our employee stock ownership plan will acquire stock in the offering only in the event such purchase is necessary to complete the offering at the minimum of the offering range.

        Priority 3: Supplemental Eligible Account Holders.    To the extent that there are sufficient shares remaining after satisfaction of subscriptions by Eligible Account Holders, each Brookline Savings Bank depositor with a Qualifying Deposit on March 31, 2002 who is not an Eligible Account Holder ("Supplemental Eligible Account Holder") will receive, without payment therefor, nontransferable subscription rights to purchase up to 100,000 shares of common stock, subject to the overall purchase limitations. See "—Limitations on Common Stock Purchases." If there are not sufficient shares available to satisfy all subscriptions, shares will be allocated so as to permit each subscribing Supplemental Eligible Account Holder to purchase a number of shares sufficient to make his total allocation equal to the lesser of 100 shares or the number of shares for which he subscribed. Thereafter, unallocated shares will be allocated to each subscribing Supplemental Eligible Account Holder whose subscription remains unfilled in the proportion that the amount of his Qualifying Deposit bears to the total amount of Qualifying Deposits of all subscribing Supplemental Eligible Account Holders whose subscriptions remain unfilled.

        To ensure proper allocation of stock, each Supplemental Eligible Account Holder must list on his stock order form all deposit accounts in which he has an ownership interest at March 31, 2002. Failure to list an account could result in less shares being allocated than if all accounts had been disclosed.

        Priority 4: Other Members.    To the extent that there are shares remaining after satisfaction of subscriptions by Eligible Account Holders and Supplemental Eligible Account Holders, each member of Brookline Bancorp, MHC (depositor of Brookline Savings Bank) on the voting record date of May 9, 2002 who is not an Eligible Account Holder or Supplemental Eligible Account Holder ("Other Members") will receive, without payment therefor, nontransferable subscription rights to purchase up to 100,000 shares of common stock, subject to the overall purchase limitations. See "—Limitations on Common Stock Purchases." If there are not sufficient shares available to satisfy all subscriptions, available shares will be allocated on a pro rata basis based on the size of the order of each Other Member.

        Expiration Date for the Subscription Offering.    The Subscription Offering will expire on June 20, 2002, unless extended by us for up to 45 days or such additional periods with the approval of the Office of Thrift

Supervision, if necessary. We may decide to extend the subscription offering and/or the community offering for any reason, whether or not subscriptions have been received for shares at the minimum, midpoint or maximum of the offering range. Subscription rights which have not been exercised prior to the expiration date will become void.

        We will not execute orders until at least the minimum number of shares of common stock have been subscribed for or otherwise sold. If at least 21,675,000 shares have not been subscribed for or sold within 45 days after the expiration date, unless the period is extended with the consent of the Office of Thrift Supervision, all funds delivered to us pursuant to the offering will be returned promptly to the subscribers with interest and all withdrawal authorizations will be cancelled. If an extension beyond the 45 day period following the expiration date is granted, we will notify subscribers of the extension of time and of the rights of subscribers to modify or rescind their subscriptions. Extensions may not go beyond June 27, 2004 which is two years after the special meeting of members of Brookline Bancorp, MHC to approve the conversion.

Community Offering

        To the extent that shares remain available for purchase after satisfaction of all subscriptions of the Eligible Account Holders, Supplemental Eligible Account Holders and Other Members, we may offer shares pursuant to the plan of conversion to members of the general public in a community offering. Shares may be offered with the following preferences:

  (1)
  First, to public stockholders of Brookline Bancorp, Inc. common stock as of May 16, 2002; and

  (2)
  Second, to natural persons residing in Middlesex, Norfolk and Suffolk Counties, Massachusetts.

        Subscribers in the community offering may purchase up to 100,000 shares of common stock, subject to the overall purchase limitations. See "—Limitations on Common Stock Purchases." The minimum purchase is 25 shares. The opportunity to purchase shares of common stock in the community offering category is subject to our right, in our sole discretion, to accept or reject any such orders in whole or in part either at the time of receipt of an order or as soon as practicable following the expiration date.

        If we do not have sufficient shares available to fill the orders of public stockholders of Brookline Bancorp, Inc. as of May 16, 2002, we will allocate the remaining available shares among those persons in a manner that permits each of them, to the extent possible, to purchase the lesser of 100 shares or the number of shares subscribed for by each such person. Thereafter, unallocated shares will be allocated among public stockholders whose orders remain unsatisfied based on the size of the unfilled order of each public stockholder of Brookline Bancorp, Inc. relative to the size of the aggregate unfilled orders of other public stockholders. If oversubscription occurs due to the orders of natural persons residing in Middlesex, Norfolk or Suffolk Counties, the allocation procedures described above will apply to the stock orders of such persons. If oversubscription occurs due to the orders of members of the general public, the allocation procedures described above will apply to the stock orders of such persons.

        The term "residing" or "resident" as used in this prospectus means any person who occupies a dwelling within the Massachusetts counties of Middlesex, Norfolk and Suffolk, has a present intent to remain within this community for a period of time, and manifests the genuineness of that intent by establishing an ongoing physical presence within the community, together with an indication that this presence within Brookline Savings Bank's community is something other than merely transitory in nature. We may utilize deposit or loan records or other evidence provided to us to decide whether a person is a resident. In all cases, however, the determination shall be in our sole discretion.

        The community offering may begin with or during the subscription offering and is expected to terminate at the same time as the subscription offering, and must terminate no more than 45 days following the subscription offering. Brookline Bancorp, Inc. may decide to extend the community offering for any reason and is not required to give purchasers notice of any such extension. If 21,675,000 shares have not been subscribed for or sold within 45 days after the expiration date, unless this period is extended with the consent of the Office of Thrift Supervision, all funds delivered to us will be returned promptly to the purchasers with interest and all withdrawal authorizations will be cancelled. If an extension beyond the 45 day period following the expiration date is granted, we will notify purchasers of the extension of time and of the rights of purchasers to modify or rescind their orders. These extensions may not go beyond June 27, 2004, which is two years after the special meeting of members of Brookline Bancorp, MHC to approve the conversion.

        We have the right to reject any order submitted in the offering by a person who we believe is making false representations or who we otherwise believe, either alone or acting in concert with others, is violating, evading, circumventing, or intends to violate, evade or circumvent the terms and conditions of the plan of conversion.

Syndicated Community Offering

        If feasible, our Board of Directors may decide to offer for sale all shares of common stock not subscribed for or purchased in the subscription and community offerings in a syndicated community offering, subject to such terms, conditions and procedures as we may determine, in a manner that will achieve the widest distribution of the common stock. However, we retain the right to accept or reject in whole or in part any orders in the syndicated community offering. In the syndicated community offering, any person may purchase up to 100,000 shares of common stock, subject to the overall maximum purchase limitations. Unless the syndicated community offering begins during the community offering, the syndicated community offering will begin as soon as possible after the completion of the subscription and community offerings.

        If for any reason we cannot effect a syndicated community offering of shares not sold in the subscription and community offerings, or in the event that there is an insignificant number of unsold shares remaining after the subscription and community offerings or in the syndicated community offering, we will try to make other arrangements for the sale of unsubscribed shares, if possible. The Office of Thrift Supervision must approve any such arrangements.

Limitations on Common Stock Purchases

        The plan of conversion includes the following limitations on the number of shares of common stock which may be purchased during the conversion:

  (1)
  No person may purchase fewer than 25 shares of common stock or more than 100,000 shares;

  (2)
  Our tax-qualified employee stock benefit plans, including our employee stock ownership plan, may purchase in the aggregate up to 8% of the shares issued in the offering, including shares issued in the event of an increase in the offering range of up to 15%. The benefit plans, specifically, the employee stock ownership plan, will not purchase common stock in the offering unless, and only in the event, such purchase is necessary to complete the offering at the minimum of the offering range;

  (3)
  Except for the employee stock ownership plan, as described above, no person or entity, together with associates or persons acting in concert with such person or entity, may purchase more than 250,000 shares in all categories of the offering combined;

  (4)
  Current stockholders of Brookline Bancorp, Inc. are subject to an ownership limitation. As previously described, current stockholders of Brookline Bancorp, Inc. will receive new shares of Brookline Bancorp, Inc. common stock in exchange for their existing shares of Brookline Bancorp, Inc. common stock. The number of shares that a stockholder may purchase in the offering, together with associates or persons acting in concert with such stockholder, when combined with the shares that the stockholder and his associates will receive in exchange for existing Brookline Bancorp, Inc. common stock, may not exceed 5% of the outstanding shares of common stock of Brookline Bancorp, Inc. at the completion of the conversion; and

  (5)
  The maximum number of shares of common stock that may be purchased in all categories of the offering by officers and directors of Brookline Savings Bank and their associates, in the aggregate, when combined with new shares of common stock issued in exchange for existing shares, may not exceed 25% of the shares issued in the conversion.

        Depending upon market or financial conditions, our Board of Directors, with the approval of the Office of Thrift Supervision and without further approval of members of Brookline Bancorp, MHC, may decrease or increase the purchase and ownership limitations. If a purchase limitation is increased, subscribers in the subscription offering who ordered the maximum amount will be, and some other large subscribers who through their subscriptions evidence a desire to purchase the maximum allowable number of shares, in our sole discretion, may be given the opportunity to increase their subscriptions up to the then applicable limit. The effect of this type of resolicitation will be an increase in the number of shares owned by subscribers who choose to increase their subscriptions. Our Board of Directors may, in its sole discretion, increase the maximum purchase limitations up to 9.99% of the shares issued in the conversion, provided that orders for shares exceeding 5% of the shares being issued shall not exceed, in the aggregate, 10% of the total issued.

        In the event of an increase in the total number of shares offered in the offering, due to an increase in the offering range of up to 15%, shares will be allocated in the following order of priority in accordance with the plan of conversion:

  (1)
  in the event that there is an oversubscription at the Eligible Account Holder, Supplemental Eligible Account Holder or Other Member levels, to fill unfulfilled subscriptions of these subscribers according to their respective priorities; and

  (2)
  to fill unfulfilled subscriptions in the community offering, with preference given first to Brookline Bancorp, Inc. public stockholders as of May 16, 2002, and then to natural persons residing in the Massachusetts Counties of Middlesex, Norfolk and Suffolk.

        The term "associate" of a person means:

  (1)
  any corporation or organization, other than Brookline Bancorp, Inc., Brookline Savings Bank or a majority-owned subsidiary of Brookline Savings Bank, of which the person is an officer, partner or 10% stockholder;

  (2)
  any trust or other estate in which the person has a substantial beneficial interest or serves as a director or in a similar fiduciary capacity; provided, however, it does not include any employee stock benefit plan in which the person has a substantial beneficial interest or serves as director or in a similar fiduciary capacity; and

  (3)
  any relative or spouse of the person, or any relative of the spouse, who either has the same home as the person or who is a director or officer of Brookline Bancorp, Inc. or Brookline Savings Bank.

        The term "acting in concert" means:

  (1)
  knowing participation in a joint activity or interdependent conscious parallel action towards a common goal whether or not pursuant to an express agreement; or

  (2)
  a combination or pooling of voting or other interests in the securities of an issuer for a common purpose pursuant to any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise.

        A person or company which acts in concert with another person or company ("other party") shall also be deemed to be acting in concert with any person or company who is also acting in concert with that other party, except that any tax-qualified employee stock benefit plan will not be deemed to be acting in concert with its trustee or a person who serves in a similar capacity solely for the purpose of determining whether stock held by the trustee and stock held by the plan will be aggregated.

        Our directors are not treated as associates of each other solely because of their membership on our Board of Directors. We have the right to determine whether prospective purchasers are associates or acting in concert. For a further discussion of limitations on purchases of our stock at the time of conversion and thereafter, see "Certain

Restrictions on Purchase or Transfer of Our Shares after Conversion" and "Restrictions on Acquisition of Brookline Bancorp, Inc."

Plan of Distribution; Selling Agent Compensation

        Offering materials have been distributed by mail to those with subscription rights at the last known address on our records as of the eligibility dates of the offering. Subscription rights expire whether or not eligible subscribers can be located.

        To assist in the marketing of the common stock, we have retained Ryan Beck & Co., LLC, which is a broker/dealer registered with the National Association of Securities Dealers, Inc. Ryan, Beck & Co., LLC will assist us in the offering by:

  •
  acting as our financial advisor;

  •
  providing administrative services and stock information center management; and

  •
  providing securities marketing services.

        For these services, Ryan, Beck & Co., LLC, will receive an advisory and management fee of $50,000 and a marketing fee equal to 1% of the dollar amount of common stock sold in the subscription and community offerings other than shares purchased by officers, directors and employees or their immediate families and any common stock purchased by our tax-qualified and non-qualified employee benefit plans, for which no fee need be paid. In the event that Ryan, Beck & Co., LLC sells common stock through a group of broker-dealers in a syndicated community offering, it will be paid a fee of 1.0% of the dollar amount of total shares sold in the syndicated community offering. The fees payable directly to the selected broker-dealers, which may include Ryan, Beck & Co., LLC, for their sales will not exceed 5% of the dollar amount of the common stock sold by them in the syndicated community offering. Ryan, Beck & Co., LLC will also be reimbursed for allocable expenses in an amount not to exceed $25,000, without the approval of Brookline Bancorp, Inc., and for attorney's fees in an amount not to exceed $75,000, and legal expenses of the offering not to exceed $3,000 without the approval of Brookline Bancorp, Inc.

        We have made an advance payment to Ryan, Beck & Co., LLC in the amount of $25,000. We will indemnify Ryan, Beck & Co., LLC against liabilities and expenses, including legal fees, incurred in connection with certain claims or litigation arising out of or based upon untrue statements or omissions contained in the offering materials for the common stock, including liabilities under the Securities Act of 1933.

        Some of our directors and executive officers may participate in the solicitation of offers to purchase common stock. These persons will be reimbursed for their reasonable out-of-pocket expenses incurred in connection with the solicitation. Other regular, full-time employees of Brookline Savings Bank may assist in the offering, but only in ministerial capacities, and may provide clerical work in effecting a sales transaction. No offers or sales may be made by tellers or at the teller counters. All sales activity will be conducted in a segregated or separately identifiable area of Brookline Savings Bank's main offices apart from the area accessible to the general public. Other questions of prospective purchasers will be directed to executive officers or registered representatives of Ryan, Beck & Co., LLC. Our other employees have been instructed not to solicit offers to purchase common stock or provide advice regarding the purchase of common stock. We will rely on Rule 3a4-1 under the Securities Exchange Act of 1934, and sales of common stock will be conducted within the requirements of Rule 3a4-1, so as to permit officers, directors and employees to participate in the sale of common stock. None of our officers, directors or employees will be compensated in connection with their participation in the offering.

Procedure for Purchasing Shares

        Expiration Date.    The offering will terminate at 4:00 p.m., Boston Time, on June 20, 2002, unless we extend it, with the approval of the Office of Thrift Supervision, if required. This extension may be approved by us, in our sole discretion, without further approval or additional notice to purchasers in the offering. Any extension of the offering beyond 45 days after the expiration date of the offering would require the Office of Thrift Supervision's approval, and potential purchasers would be given the right to increase, decrease or rescind their orders for common stock. If we have not sold the minimum number of shares offered in the offering by the expiration date or any extension thereof, we may terminate the offering and promptly refund all orders for common stock. If the number of shares offered is reduced below the minimum of the offering range, or increased above the adjusted maximum of the offering range, purchasers will be given an opportunity to increase, decrease or rescind their orders.

        To ensure that each purchaser receives a prospectus at least 48 hours before the expiration date of the offering in accordance with Rule 15c2-8 of the Securities Exchange Act of 1934, no prospectus will be mailed any later than five days prior to this date or hand delivered any later than two days prior to this date. Execution of an order form will confirm receipt of delivery in accordance with Rule 15c2-8. Order forms will be distributed only with a prospectus. Subscription funds will be maintained in a special escrow account at Brookline Savings Bank.

        We reserve the right in our sole discretion to terminate the offering at any time and for any reason, in which case we will cancel any withdrawal orders and return all funds submitted, plus interest at Brookline Savings Bank's current passbook savings rate from the date of receipt.

        Use of Order Forms.    In order to purchase shares of the common stock in the subscription offering and community offering, you must complete an order form and remit payment. Incomplete order forms or order forms that are not signed are not required to be accepted. We will not be required to accept orders submitted on photocopied or facsimiled stock order forms. All order forms must be received prior to 4:00 p.m., Boston Time on June 20, 2002. We are not required to accept order forms that are not received by that time, are executed defectively or are received without full payment or without appropriate withdrawal instructions. We are not required to notify subscribers of incomplete or improperly executed order forms, and we have the right to waive or permit the correction of incomplete or improperly executed order forms. We do not represent, however, that we will do so and we have no affirmative duty to notify any prospective subscriber of any such defects. You may submit your order form and payment by mail using the return envelope provided, by bringing your order form to our stock information center, or by overnight delivery to the indicated address on the back of the order form. Order forms may not be delivered to Brookline Savings Bank branches. Once tendered, an order form cannot be modified or revoked without our consent. We reserve the absolute right, in our sole discretion, to reject orders received in the community offering, in whole or in part, at the time of receipt or at any time prior to completion of the offering. If you are ordering shares, you must represent that you are purchasing shares for your own account and that you have no agreement or understanding with any person for the sale or transfer of the shares. Our interpretation of the terms and conditions of the plan of conversion and of the acceptability of the order forms will be final.

        By signing the order form, you will be acknowledging that the common stock is not a deposit or savings account that is federally insured or otherwise guaranteed by Brookline Savings Bank or the Federal Government, and that you received a copy of this prospectus. However, signing the order form will not result in you waiving your rights under the Securities Act of 1933 or the Securities Exchange Act of 1934.

        Payment for Shares.    Payment for all shares will be required to accompany all completed order forms for the purchase to be valid. Payment for shares may be made by:

  (1)
  personal check, bank check or bank draft, made payable to Brookline Bancorp, Inc.; or

  (2)
  authorization of withdrawal from Brookline Savings Bank deposit accounts (except checking accounts) designated on the stock order form.

        Appropriate means for designating withdrawals from deposit accounts at Brookline Savings Bank are provided in the order forms. The funds designated must be available in the account(s) at the time the order form is received. A hold will be placed on these funds, making them unavailable to the depositor. Funds authorized for withdrawal will continue to earn interest within the account at the contract rate until the offering is completed, at which time the designated withdrawal will be made. Interest penalties for early withdrawal applicable to certificate accounts will not apply to withdrawals authorized for the purchase of shares of common stock; however, if a withdrawal results in a certificate account with a balance less than the applicable minimum balance requirement, the certificate will be cancelled at the time of withdrawal without penalty and the remaining balance will earn interest at the current passbook rate subsequent to the withdrawal. In the case of payments made by check or money order, these funds must be available in the account(s) and will be immediately cashed and placed in a segregated escrow account at Brookline Savings Bank and interest will be paid at the current passbook savings rate from the date payment is received until the offering is completed or terminated. Once we receive your executed order form, it may not be modified, amended or rescinded without our consent, unless the offering is not completed by the expiration date, in which event purchasers may be given the opportunity to increase, decrease or rescind their orders for a specified period of time.

        If you are interested in using your individual retirement account funds to purchase common stock, you must do so through a self-directed individual retirement account. Brookline Savings Bank, by law, cannot maintain self-directed individual retirement accounts. Therefore, if you wish to use your funds that are currently in a Brookline Savings Bank individual retirement account, you may not designate on the order form that you wish funds to be withdrawn from the account for the purchase of common stock. The funds you wish to use for the purchase of common stock will have to be transferred to a brokerage account. There will be no early withdrawal or Internal Revenue Service interest penalties for these transfers. Depositors interested in using funds in an individual retirement account or any other retirement account to purchase common stock should contact the stock information center as soon as possible, preferably at least two weeks prior to the end of the offering period, because processing such transactions takes additional time, and whether such funds can be used may depend on limitations imposed by the institutions where such funds are currently held. We cannot guarantee that you will be able to use such funds.

        Brookline Bancorp, Inc. shall have the right, in its sole discretion, to permit institutional investors to submit irrevocable orders together with the legally binding commitment for payment and to thereafter pay for the shares of common stock for which they subscribe in the community offering at any time prior to 48 hours before the completion of the reorganization. This payment may be made under wire transfer.

        If our employee stock ownership plan purchases shares in the offering, it will not be required to pay for such shares until consummation of the offering, provided there is a loan commitment from an unrelated financial institution or Brookline Bancorp, Inc. to lend to the employee stock ownership plan the necessary amount to fund the purchase.

        Regulations prohibit Brookline Savings Bank from lending funds or extending credit to any persons to purchase common stock in the offering.

        Delivery of Stock Certificates.    Certificates representing common stock issued in the offering and Brookline Savings Bank checks representing any applicable refund and/or interest paid on subscriptions made by check, money order or bank draft will be mailed to the persons entitled thereto at the certificate registration address noted on the order form, as soon as practicable following consummation of the offering and receipt of all necessary regulatory approvals. Any certificates returned as undeliverable will be held by the transfer agent until claimed by persons legally entitled thereto or otherwise disposed of in accordance with applicable law. Until certificates for the common stock are available and delivered to purchasers, purchasers may not be able to sell the shares of stock which they ordered, even though the common stock will have begun trading.

        Other Restrictions.    Notwithstanding any other provision of the plan of conversion, no person is entitled to purchase any common stock to the extent the purchase would be illegal under any federal or state law or regulation, including state "blue sky" registrations, or would violate regulations or policies of the National Association of Securities Dealers, Inc., particularly those regarding free riding and withholding. We may ask for an acceptable legal opinion from any purchaser as to the legality of his or her purchase and we may refuse to honor any purchase order if an opinion is not timely furnished.

Restrictions on Transfer of Subscription Rights and Shares

        Office of Thrift Supervision conversion regulations prohibit any person with subscription rights, including the Eligible Account Holders, Supplemental Eligible Account Holders and Other Members, from transferring or entering into any agreement or understanding to transfer the legal or beneficial ownership of the subscription rights issued under the plan of conversion or the shares of common stock to be issued upon their exercise. These rights may be exercised only by the person to whom they are granted and only for his or her account. Each person exercising subscription rights will be required to certify that he or she is purchasing shares solely for his or her own account and that he or she has no agreement or understanding regarding the sale or transfer of such shares. The regulations also prohibit any person from offering or making an announcement of an offer or intent to make an offer to purchase subscription rights or shares of common stock to be issued upon their exercise prior to completion of the offering.

        We will pursue any and all legal and equitable remedies in the event we become aware of the transfer of subscription rights, and we will not honor orders that we believe involve the transfer of subscription rights.

Stock Information Center

        If you have any questions regarding the offering, please call the stock information center, toll free, at (866) 820-2755, from 9:00 a.m. to 4:00 p.m. Boston Time, Monday through Friday. The stock information center is located at 300 Fifth Avenue, Third Floor, Waltham, Massachusetts.

Liquidation Rights

        In the unlikely event of a complete liquidation of Brookline Bancorp, Inc. prior to the conversion, all claims of creditors of Brookline Bancorp, Inc., including those of depositors to the extent of their deposit balances, would be paid first. Thereafter, if there were any assets of Brookline Bancorp, Inc. remaining, these assets would be distributed to stockholders, including Brookline Bancorp, MHC. In the unlikely event that Brookline Bancorp, MHC and Brookline Bancorp, Inc. liquidated prior to the conversion, all claims of creditors would be paid first. Then, if there were any assets of Brookline Bancorp, MHC remaining, members of Brookline Bancorp, MHC would receive those remaining assets, pro rata, based upon the deposit balances in their deposit account in Brookline Savings Bank immediately prior to liquidation. In the unlikely event that Brookline Savings Bank were to liquidate after the conversion, all claims of creditors, including those of depositors, would be paid first, followed by distribution of the "liquidation account" to certain depositors, with any assets remaining thereafter distributed to Brookline Bancorp, Inc. as the holder of Brookline Savings Bank capital stock. Pursuant to the rules and regulations of the Office of Thrift Supervision, a post-conversion merger, consolidation, sale of bulk assets or similar combination or transaction with another insured savings institution would not be considered a liquidation and, in these types of transactions, the liquidation account would be assumed by the surviving institution.

        The plan of conversion provides for the establishment, upon the completion of the conversion, of a special "liquidation account" for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders (as those terms are defined in the plan of conversion) in an amount equal to the greater of:

  (1)
  Brookline Bancorp, MHC's ownership interest in the retained earnings of Brookline Bancorp, Inc. as of the date of its latest balance sheet contained in this prospectus; or

  (2)
  the retained earnings of Brookline Savings Bank at the time that Brookline Savings Bank reorganized into Brookline Bancorp, MHC in 1998.

        The purpose of the liquidation account is to provide Eligible Account Holders and Supplemental Eligible Account Holders who maintain their deposit accounts with Brookline Savings Bank after the conversion with an interest in the unlikely event of the complete liquidation of Brookline Savings Bank after the conversion. Each Eligible Account Holder and Supplemental Eligible Account Holder that continues to maintain his or her deposit account at Brookline Savings Bank, would be entitled, on a complete liquidation of Brookline Savings Bank after the conversion, to an interest in the liquidation account prior to any payment to the stockholders of Brookline Bancorp, Inc. Each Eligible Account Holder and Supplemental Eligible Account Holder would have an initial interest in the liquidation account for each deposit account, including savings accounts, transaction accounts such as negotiable order of withdrawal accounts, money market deposit accounts, and certificates of deposit, with a balance of $50 or more held in Brookline Savings Bank on December 31, 2000 or March 31, 2002. Each Eligible Account Holder and Supplemental Eligible Account Holder would have a pro rata interest in the total liquidation account for each such deposit account, based on the proportion that the balance of each such deposit account on December 31, 2000 or March 31, 2002 bears to the balance of all deposit accounts in Brookline Bancorp, Inc. on such dates.

        If, however, on any December 31 annual closing date commencing after the effective date of the conversion, the amount in any such deposit account is less than the amount in the deposit account on December 31, 2000 or March 31, 2002 or any other annual closing date, then the interest in the liquidation account relating to such deposit account would be reduced from time to time by the proportion of any such reduction, and such interest will cease to exist if such deposit account is closed. In addition, no interest in the liquidation account would ever be increased despite any subsequent increase in the related deposit account. Payment pursuant to liquidation rights of Eligible Account Holders and Supplemental Eligible Account Holders would be separate and apart from the payment of any insured deposit accounts to such depositor. Any assets remaining after the above liquidation rights of Eligible Account Holders and Supplemental Eligible Account Holders are satisfied would be distributed to Brookline Bancorp, Inc. as the sole stockholder of Brookline Savings Bank.

Tax Aspects

        Consummation of the conversion is expressly conditioned upon the prior receipt of an opinion of counsel or tax advisor with respect to federal and state income taxation that indicates that the conversion will not be a taxable transaction to Brookline Bancorp, MHC, Brookline Bancorp, Inc., Brookline Savings Bank, Eligible Account Holders, Supplemental Eligible Account Holders, and other members of Brookline Bancorp, MHC. Unlike private letter rulings, opinions of counsel or tax advisors are not binding on the Internal Revenue Service or any state taxing authority, and such authorities may disagree with such opinions. In the event of such disagreement, there can be no assurance that Brookline Bancorp, Inc. or Brookline Savings Bank would prevail in a judicial proceeding.

        Brookline Bancorp, MHC and Brookline Bancorp, Inc. have received an opinion of counsel, Luse Gorman Pomerenk & Schick, P.C., regarding the federal income tax consequences of the conversion which includes the following:

  1.
  The merger of Brookline Bancorp, Inc. with and into Brookline Savings Bank qualifies as a tax-free reorganization within the meaning of Section 368(a)(1)(A) of the Code.

  2.
  The merger of Brookline Bancorp, MHC with and into Brookline Savings Bank qualifies as a tax-free reorganization within the meaning of Section 368(a)(1)(A) of the Code.

  3.
  The exchange of Eligible Account Holders' and Supplemental Account Holders' interests in Brookline Bancorp, MHC for interests in a liquidation account established in Brookline Savings Bank will satisfy the continuity of interest requirement of Section 1.368-1(b) of the Federal Income Tax Regulations.

  4.
  Brookline Bancorp, MHC will not recognize any gain or loss on the transfer of its assets to Brookline Savings Bank in exchange for an interest in a liquidation account established in Brookline Savings Bank for the benefit of Eligible Account Holders and Supplemental Account Holders who remain depositors of Brookline Savings Bank.

  5.
  No gain or loss will be recognized by Brookline Savings Bank upon the receipt of the assets of Brookline Bancorp, MHC in exchange for the transfer to the Eligible Account Holders and Supplemental Account Holders of an interest in the liquidation account in Brookline Savings Bank.

  6.
  Eligible Account Holders and Supplemental Account Holders will recognize no gain or loss upon the receipt of an interest in the liquidation account in Brookline Savings Bank in exchange for their interests in Brookline Bancorp, MHC.

  7.
  Current stockholders of Brookline Bancorp, Inc. will not recognize any gain or loss upon their exchange of Brookline Bancorp, Inc. common stock solely for new shares of Brookline Bancorp, Inc. common stock.

  8.
  Cash received by any current stockholder of Brookline Bancorp, Inc. in lieu of a fractional share interest in new shares of Brookline Bancorp, Inc. common stock will be treated as having been received as a distribution in full payment in exchange for a fractional share interest of new Brookline Bancorp, Inc. common stock, which such stockholder would otherwise be entitled to receive, and will qualify as capital gain or loss, assuming common stock of Brookline Bancorp, Inc. surrendered in exchange therefor was held as a capital asset by such stockholder at the effective time of the conversion.

  9.
  Each stockholder's aggregate basis in new shares of Brookline Bancorp, Inc. common stock received in the exchange will be the same as the aggregate basis of Brookline Bancorp, Inc. common stock surrendered in exchange therefor.

  10.
  Each stockholder's holding period in his or her Brookline Bancorp, Inc. common stock received in the exchange will include the period during which Brookline Bancorp, Inc. common stock surrendered was held, provided that the Brookline Bancorp, Inc. common stock surrendered is a capital asset in the hands of the stockholder on the date of the exchange.

  11.
  No gain or loss will be recognized by Eligible Account Holders, Supplemental Eligible Account Holders or other members upon distribution to them of subscription rights to purchase shares of Brookline Bancorp, Inc. common stock, provided that the amount to be paid for Brookline Bancorp, Inc. common stock is equal to the fair market value of Brookline Bancorp, Inc. common stock.

  12.
  No gain or loss will be recognized by Brookline Bancorp, Inc. on the receipt of money in exchange for Brookline Bancorp, Inc. common stock sold in the offering.

        In the view of RP Financial, LC, which view is not binding on the Internal Revenue Service, the subscription rights do not have any value, based on the fact that these rights are acquired by the recipients without cost, are nontransferable and of short duration, and afford the recipients the right only to purchase the common stock at a price equal to its estimated fair market value, which will be the same price as the subscription price for the unsubscribed shares of common stock. If the subscription rights granted to Eligible Account Holders and Supplemental Eligible Account Holders are deemed to have an ascertainable value, receipt of these rights could result in taxable gain to those Eligible Account Holders and Supplemental Eligible Account Holders who exercise the subscription rights in an amount equal to the ascertainable value, and Brookline Bancorp, Inc. could recognize gain on a distribution. Eligible Account Holders and Supplemental Eligible Account Holders are encouraged to consult with their own tax advisors as to the tax consequences in the event that subscription rights are deemed to have an ascertainable value. Unlike private rulings, an opinion of RP Financial, LC is not binding on the Internal Revenue Service and the Internal Revenue Service could disagree with the conclusions reached therein.

        The federal tax opinion has been filed with the Securities and Exchange Commission as an exhibit to Brookline Bancorp, Inc.'s registration statement. An opinion regarding the Massachusetts state income tax consequences consistent with the federal tax opinion has been issued by Grant Thornton, LLP, tax advisors to Brookline Bancorp, MHC and Brookline Bancorp, Inc.

Certain Restrictions on Purchase or Transfer of Our Shares after Conversion

        All shares purchased in the offering by a director or an executive officer of Brookline Savings Bank generally may not be sold for a period of one year following the conversion, except in the event of the death of the director or executive officer. Each certificate for restricted shares will bear a legend giving notice of this restriction on transfer, and instructions will be issued to the effect that any transfer within this time period of any certificate or record ownership of the shares other than as provided above is a violation of the restriction. Any shares of common stock issued at a later date as a stock dividend, stock split, or otherwise, with respect to the restricted stock will be similarly restricted. The directors and executive officers of Brookline Savings Bank also will be restricted by the insider trading rules promulgated pursuant to the Securities Exchange Act of 1934.

        Purchases of shares of our common stock by any of our directors, executive officers and their associates, during the three-year period following the conversion may be made only through a broker or dealer registered with the Securities and Exchange Commission, except with the prior written approval of the Office of Thrift Supervision. This restriction does not apply, however, to negotiated transactions involving more than 1% of our outstanding common stock or to purchases of our common stock by our stock option plan or any of our tax-qualified employee stock benefit plans or nontax-qualified employee stock benefit plans, including any recognition and retention plans or restricted stock plans.

        Office of Thrift Supervision regulations prohibit Brookline Bancorp, Inc. from repurchasing its common stock during the first year following conversion unless compelling business reasons exist for such repurchases. After one year, the Office of Thrift Supervision does not impose any repurchase restrictions.

COMPARISON OF STOCKHOLDERS' RIGHTS

        General.    As a result of the conversion, our existing Brookline Bancorp, Inc. stockholders will become stockholders of Brookline Bancorp, Inc., a Delaware corporation. There are certain differences in stockholder rights arising from distinctions between Brookline Bancorp, Inc.'s federal stock charter and bylaws and Brookline Bancorp, Inc.'s Delaware certificate of incorporation and bylaws, and from distinctions between laws applicable to Delaware and federally chartered corporations.

        This discussion is not intended to be a complete statement of the differences affecting the rights of stockholders, but rather summarizes the material differences and similarities affecting the rights of stockholders. This discussion is qualified in its entirety by reference to the certificate of incorporation and bylaws of Brookline Bancorp, Inc. and the Delaware General Corporation Law. See "Additional Information" for procedures for obtaining a copy of Brookline Bancorp, Inc.'s certificate of incorporation and bylaws.

        Authorized Capital Stock.    Our authorized capital stock currently consists of 45,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock. After the conversion, our authorized capital stock as a Delaware corporation will consist of 200,000,000 shares of common stock, $0.01 par value per share, and 50,000,000 shares of preferred stock, par value $0.01 per share. We authorized more capital stock than that which will be issued in the conversion in order to provide our Board of Directors with flexibility to effect, among other transactions, financings, acquisitions, stock dividends, stock splits and stock option grants. However, these additional authorized shares may also be used by our Board of Directors consistent with its fiduciary duty to deter future attempts to gain control of Brookline Bancorp, Inc. Our Board of Directors also has sole authority to determine the terms of any one or more series of preferred stock, including voting rights, conversion rates and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, our Board has the power, to the extent consistent with its fiduciary duty, to issue a series of preferred stock to persons friendly to management in order to attempt to block a hostile tender offer, merger or other transaction by which a third party seeks control, and thereby assist management to retain its position. We currently have no plans for the issuance of additional shares, other than the issuance of additional shares through our stock benefit plans.

        Issuance of Capital Stock.    Pursuant to applicable laws and regulations, Brookline Bancorp, MHC is required to own not less than a majority of the outstanding Brookline Bancorp, Inc. common stock. There will be no such restriction applicable to Brookline Bancorp, Inc. following consummation of the conversion.

        Brookline Bancorp, Inc.'s Delaware certificate of incorporation does not contain restrictions on the issuance of shares of capital stock to directors, officers or controlling persons, whereas Brookline Bancorp, Inc.'s federal stock charter restricts such issuances to general public offerings, or to directors for qualifying shares, unless the share issuance or the plan under which they would be issued has been approved by a majority of the total votes eligible to be cast at a legal stockholders' meeting. Thus, stock related compensation plans, such as stock option plans and recognition and retention plans, may be adopted by Brookline Bancorp, Inc. without stockholder approval and shares of Brookline Bancorp, Inc. capital stock may be issued directly to directors or officers without stockholder approval. The bylaws of the National Association of Securities Dealers, Inc., however, generally require corporations with securities that are quoted on the Nasdaq National Market System to obtain stockholder approval of most stock compensation plans for directors, officers and key employees of the corporation. Moreover, although generally not required, stockholder approval of stock-related compensation plans may be sought in certain instances in order to qualify such plans for favorable federal income tax and securities law treatment under current laws and regulations.

        Voting Rights.    Neither Brookline Bancorp, Inc.'s federal stock charter or bylaws nor Brookline Bancorp, Inc.'s Delaware certificate of incorporation or bylaws provide for cumulative voting for the election of directors. For additional information regarding voting rights, see "—Limitations on Voting Rights of Greater-than-10% Stockholders" below.

        Payment of Dividends.    The ability of Brookline Bancorp, Inc. to pay dividends on its capital stock is restricted by Office of Thrift Supervision regulations and by federal income tax considerations related to savings associations such as Brookline Savings Bank. See "Supervision and Regulation—Federal Banking Regulation—Capital Distributions." Although Brookline Bancorp, Inc. is not subject to these restrictions as a Delaware corporation, such restrictions will indirectly affect Brookline Bancorp, Inc. because dividends from Brookline Savings Bank will be a primary source of funds of Brookline Bancorp, Inc. for the payment of dividends to stockholders of Brookline Bancorp, Inc.

        Certain restrictions generally imposed on Delaware corporations may also have an impact on Brookline Bancorp, Inc.'s ability to pay dividends. Delaware law generally provides that Brookline Bancorp, Inc. is limited to paying dividends in an amount equal to the excess of its net assets (total assets minus total liabilities) over its statutory capital or, if no such excess exists, equal to its net profits for the current year and/or the immediately preceding fiscal year.

        Board of Directors.    Brookline Bancorp, Inc.'s federal stock charter and bylaws and Brookline Bancorp, Inc.'s Delaware certificate of incorporation and bylaws each require the Board of Directors to be divided into three classes as nearly equal in number as possible and that the members of each class shall be elected for a term of three years and until their successors are elected and qualified, with one class being elected annually.

        Under Brookline Bancorp, Inc.'s federal bylaws, any vacancies on the Board of Directors of Brookline Bancorp, Inc. may be filled by the affirmative vote of a majority of the remaining directors although less than a quorum of the Board of Directors. Persons elected by the directors of Brookline Bancorp, Inc. to fill vacancies may only serve until the next annual meeting of stockholders. Under Brookline Bancorp, Inc.'s Delaware certificate of incorporation, any vacancy occurring in the Board of Directors of Brookline Bancorp, Inc., including any vacancy created by reason of an increase in the number of directors, may be filled by the remaining directors, and any director so chosen shall hold office for the remainder of the term to which the director has been elected and until his or her successor is elected and qualified.

        Under Brookline Bancorp, Inc.'s federal bylaws, any director may be removed for cause by the holders of a majority of the outstanding voting shares. Brookline Bancorp, Inc.'s Delaware certificate of incorporation provides that any director may be removed for cause by the holders of at least 80% of the outstanding voting shares of Brookline Bancorp, Inc.

        Limitations on Liability.    Federal law does not permit federally chartered companies such as Brookline Bancorp, Inc. to limit the personal liability of directors in the manner provided by the Delaware law and the laws of many other states.

        Brookline Bancorp, Inc.'s Delaware certificate of incorporation provides that the directors of Brookline Bancorp, Inc. will not be personally liable for monetary damages to Brookline Bancorp, Inc. for certain actions as directors, except for actions or omissions not in good faith or that involve intentional misconduct or a knowing violation of law by the director, the authorization of illegal distributions or receipt of an improper personal benefit from their positions as directors. This provision might, in certain instances, discourage or deter shareholders or management from bringing a lawsuit against directors for a breach of their duties even though such an action, if successful, might have benefited Brookline Bancorp, Inc.

        Indemnification of Directors, Officers, Employees and Agents.    Brookline Bancorp, Inc.'s federal stock charter and bylaws do not contain any provision relating to indemnification of directors and officers of Brookline Bancorp, Inc. Under current Office of Thrift Supervision regulations, however, Brookline Bancorp, Inc. shall indemnify its directors, officers and employees for any costs incurred in connection with any litigation involving such person's activities as a director, officer or employee if such person obtains a final judgment on the merits in his or her favor. In addition, indemnification is permitted in the case of a settlement, a final judgment against such person or final judgment other than on the merits, if a majority of disinterested directors determines that such person was acting in good faith within the scope of his or her employment as he or she could reasonably have perceived it under the circumstances and for a purpose he or she could reasonably have believed under the circumstances was in the best interests of Brookline Bancorp, Inc. or its stockholders. Brookline Bancorp, Inc. also is permitted to pay ongoing expenses incurred by a director, officer or employee if a majority of disinterested directors concludes that such person may ultimately be entitled to indemnification. Before making any indemnification payment, Brookline Bancorp, Inc. is required to notify the Office of Thrift Supervision of its intention and such payment cannot be made if the Office of Thrift Supervision objects to such payment.

        The officers, directors, agents and employees of Brookline Bancorp, Inc. are indemnified with respect to certain actions pursuant to Brookline Bancorp, Inc.'s Delaware certificate of incorporation, which complies with Delaware law regarding indemnification. Delaware law allows Brookline Bancorp, Inc. to indemnify the aforementioned persons for expenses, liabilities, settlements, judgments and fines in suits in which such person has been made a party by reason of the fact that he or she is or was a director or officer of Brookline Bancorp, Inc. No such indemnification may be given if the acts or omissions of the person are adjudged to be in violation of law, if such person is liable to the corporation for an unlawful distribution, or if such person personally received a benefit to which he or she was not entitled. The right to indemnification includes the right to be paid the expenses incurred in advance of final disposition of a proceeding.

        Special Meetings of Stockholders.    Brookline Bancorp, Inc.'s federal bylaws provide that special meetings of Brookline Bancorp, Inc.'s stockholders may be called by the Chairman, the President, a majority of the Board of Directors or the holders of not less than one-tenth of the outstanding capital stock of Brookline Bancorp, Inc. entitled to vote at the meeting. Brookline Bancorp, Inc.'s Delaware certificate of incorporation provides that special meetings of the stockholders of Brookline Bancorp, Inc. may be called only by a majority vote of the total authorized directors.

        Stockholder Nominations and Proposals.    Brookline Bancorp, Inc.'s federal bylaws generally provide that stockholders may submit nominations for election of directors at an annual meeting of stockholders and any new business to be taken up at such a meeting by filing the proposal in writing with Brookline Bancorp, Inc. at least five days before the date of any such meeting.

        Brookline Bancorp, Inc.'s Delaware bylaws generally provide that any stockholder desiring to make a nomination for the election of directors or a proposal for new business at a meeting of stockholders must submit written notice to Brookline Bancorp, Inc. 90 days prior to the anniversary date of the mailing of proxy materials by Brookline Bancorp, Inc. in connection with the immediately preceding annual meeting of stockholders. However, if less than 100 days notice or prior disclosure of the date of the meeting is given, stockholders must submit such written notice no later than the tenth day following the date on which notice of the meeting is mailed to stockholders or such public disclosure was made. Failure to comply with these advance notice requirements will preclude such nominations or new business from being considered at the meeting. Management believes that it is in the best interests of Brookline Bancorp, Inc. and its stockholders to provide sufficient time to enable management to disclose to stockholders information about a dissident slate of nominations for directors. This advance notice requirement may also give management time to solicit its own proxies in an attempt to defeat any dissident slate of nominations, should management determine that doing so is in the best interests of stockholders generally. Similarly, adequate advance notice of stockholder proposals will give management time to study such proposals and to determine whether to recommend to the stockholders that such proposals be adopted. In certain instances, such provisions could make it more difficult to oppose management's nominees or proposals, even if stockholders believe such nominees or proposals are in their best interests.

        Stockholder Action Without a Meeting.    The federal bylaws of Brookline Bancorp, Inc. provide that any action to be taken or which may be taken at any annual or special meeting of stockholders may be taken if a consent in writing, setting forth the actions so taken, is given by the holders of all outstanding shares entitled to vote. Brookline Bancorp, Inc.'s Delaware certificate of incorporation specifically denies the authority of stockholders to act without a meeting.

        Stockholder's Right to Examine Books and Records.    A federal regulation, which is applicable to Brookline Bancorp, Inc., provides that stockholders may inspect and copy specified books and records of a federally chartered savings institution after proper written notice for a proper purpose. Delaware law similarly provides that a stockholder may inspect books and records upon written demand stating the purpose of the inspection, if such purpose is reasonably related to such person's interest as a stockholder.

        Limitations on Voting Rights of Greater-than-10% Stockholders.    Brookline Bancorp, Inc.'s Delaware certificate of incorporation provides that no record or beneficial owner, directly or indirectly, of more than 10% of the outstanding shares of common stock will be permitted to vote any shares in excess of such 10% limit.

        Mergers, Consolidations and Sales of Assets.    A federal regulation requires the approval of two-thirds of the Board of Directors of Brookline Bancorp, Inc. and the holders of two-thirds of the outstanding stock of Brookline Bancorp, Inc. entitled to vote thereon for mergers, consolidations and sales of all or substantially all of Brookline Bancorp, Inc.'s assets. Such regulation permits Brookline Bancorp, Inc. to merge with another corporation without obtaining the approval of its stockholders if:

  (1)
  it does not involve an interim savings institution;

  (2)
  Brookline Bancorp, Inc.'s federal stock charter is not changed;

  (3)
  each share of Brookline Bancorp, Inc.'s stock outstanding immediately prior to the effective date of the transaction will be an identical outstanding share or a treasury share of Brookline Bancorp, Inc. after such effective date; and

  (4)
  either:

  (a)
  no shares of voting stock of Brookline Bancorp, Inc. and no securities convertible into such stock are to be issued or delivered under the plan of combination; or

  (b)
  the authorized unissued shares or the treasury shares of voting stock of Brookline Bancorp, Inc. to be issued or delivered under the plan of combination, plus those initially issuable upon conversion of any securities to be issued or delivered under such plan, do not exceed 15% of the total shares of voting stock of Brookline Bancorp, Inc. outstanding immediately prior to the effective date of the transaction.

        Brookline Bancorp, Inc.'s Delaware certificate of incorporation requires the approval of the holders of at least 80% of Brookline Bancorp, Inc.'s outstanding shares of voting stock to approve certain "Business Combinations" involving an "Interested Stockholder" except where (i) the proposed transaction has been approved by two-thirds of the members of the Board of Directors who are unaffiliated with the Interested Stockholder and who were directors prior to the time when the Interested Stockholder became an Interested Stockholder, or (ii) certain "fair price" provisions are complied with. The term "Interested Stockholder" includes any individual, corporation, partnership or other entity, other than Brookline Bancorp, Inc. or its subsidiary, which owns beneficially or controls, directly or indirectly, 10% or more of the outstanding shares of voting stock of Brookline Bancorp, Inc. or an affiliate of such person or entity. This provision of the certificate of incorporation applies to any "Business Combination," which is defined to include, among other things:

  (1)
  any merger or consolidation of Brookline Bancorp, Inc. with or into any Interested Stockholder;

  (2)
  any sale, lease, exchange, mortgage, transfer, or other disposition of 25% or more of the assets of Brookline Bancorp, Inc. and its subsidiaries to an Interested Stockholder;

  (3)
  the issuance or transfer of any securities of Brookline Bancorp, Inc. or a subsidiary of Brookline Bancorp, Inc. to an Interested Stockholder having a value exceeding 25% of the combined fair market value of the outstanding securities of Brookline Bancorp, Inc.;

  (4)
  the adoption of any plan or proposal for the liquidation or dissolution of Brookline Bancorp, Inc. proposed by or on behalf of an Interested Stockholder or any Affiliate of an Interested Stockholder; or

  (5)
  any reclassification of securities, any recapitalization, or any merger with a subsidiary or other transaction that has the effect of increasing an Interested Stockholder's proportional share of any class of securities of Brookline Bancorp, Inc.

        Under Delaware law, absent this provision, business combinations, including mergers, consolidations and sales of substantially all of the assets of a corporation must, subject to certain exceptions, be approved by the vote of the holders of a majority of the outstanding shares of common stock of Brookline Bancorp, Inc. and any other affected class of stock. One exception under Delaware law to the majority approval requirement applies to stockholders owning 15% or more of the common stock of a corporation for a period of less than three years. Such 15% stockholder, in order to obtain approval of a business combination, must obtain the approval of two-thirds of the outstanding stock, excluding the stock owned by such 15% stockholder, or satisfy other requirements under Delaware law relating to board of director approval of his or her acquisition of the shares of Brookline Bancorp, Inc. The increased stockholder vote required to approve a business combination may have the effect of preventing mergers and other business combinations which a majority of stockholders deem desirable and placing the power to prevent such a merger or combination in the hands of a minority of stockholders.

        Brookline Bancorp, Inc.'s Delaware certificate of incorporation provides that the Brookline Bancorp, Inc.'s Board of Directors may consider certain factors in addition to the amount of consideration to be paid when evaluating certain business combinations or a tender or exchange offer. These additional factors include the social and economic effects of the transaction on its customers and employees and the communities served by Brookline Bancorp, Inc.

        Dissenters' Rights of Appraisal.    Office of Thrift Supervision regulations generally provide that a stockholder of a federally chartered savings institution that engages in a merger, consolidation or sale of all or substantially all of its assets shall have the right to demand from such institution payment of the fair or appraised value of his or her stock in the institution, subject to specified procedural requirements. However, if the federally chartered savings institution's stock is listed on a national securities exchange or quoted on the Nasdaq Stock Market, stockholders are not entitled to dissenters' rights in connection with a merger if the stockholders are required to accept cash or shares of stock which will be listed on a national securities exchange or quoted on the Nasdaq Stock Market, or any combination thereof.

        Under Delaware law, except for cash merger transactions, shareholders of Brookline Bancorp, Inc. generally will not have dissenters' appraisal rights in connection with a plan of merger or consolidation to which Brookline Bancorp, Inc. is a party because the common stock is expected to be listed on the Nasdaq National Market.

        Amendment of Governing Instruments.    No amendment of Brookline Bancorp, Inc.'s federal stock charter may be made unless it is first proposed by the Board of Directors of Brookline Bancorp, Inc., then preliminarily approved by the Office of Thrift Supervision, and thereafter approved by the holders of a majority of the total votes eligible to be cast at a legal meeting. Brookline Bancorp, Inc.'s Delaware certificate of incorporation may be amended by the vote of the holders of a majority of the outstanding shares of Brookline Bancorp, Inc. common stock, except that the provisions of the certificate of incorporation governing the calling of meetings of stockholders and the prohibition of action by written consent of stockholders, stockholder nominations and proposals, limitations on voting rights of 10% stockholders, the number and staggered terms of directors, vacancies on the Board of Directors and removal of directors, approval of certain business combinations, indemnification of officers and directors, and the manner of amending the certificate of incorporation and bylaws, may not be repealed, altered, amended or rescinded except by the vote of the holders of at least 80% of the outstanding shares of Brookline Bancorp, Inc.

        The federal bylaws of Brookline Bancorp, Inc. may be amended by a majority vote of the full Board of Directors of Brookline Bancorp, Inc. or by a majority vote of the votes cast by the stockholders of Brookline Bancorp, Inc. at any legal meeting. Brookline Bancorp, Inc.'s Delaware bylaws may only be amended by a majority vote of the Board of Directors of Brookline Bancorp, Inc. or by the holders of at least 80% of the outstanding stock of Brookline Bancorp, Inc.

        Purpose and Anti-Takeover Effects of Brookline Bancorp, Inc.'s Delaware Certificate of Incorporation and Bylaws. Our Board of Directors believes that the provisions described above are prudent and will reduce our vulnerability to takeover attempts and certain other transactions that have not been negotiated with and approved by our Board of Directors. These provisions will also assist us in the orderly deployment of the conversion proceeds into productive assets during the initial period after the conversion. Our Board of Directors believes these provisions are in the best interests of Brookline Bancorp, Inc. and its stockholders. Our Board of Directors believes that it will be in the best position to determine the true value of Brookline Bancorp, Inc. and to negotiate more effectively for what may be in the best interests of its stockholders. Accordingly, our Board of Directors believes that it is in the best interests of Brookline Bancorp, Inc. and its stockholders to encourage potential acquirers to negotiate directly with the Board of Directors of Brookline Bancorp, Inc. and that these provisions will encourage such negotiations and discourage hostile takeover attempts. It is also the view of our Board of Directors that these provisions should not discourage persons from proposing a merger or other transaction at a price reflective of the true value of Brookline Bancorp, Inc. and that is in the best interests of all stockholders.

        Takeover attempts that have not been negotiated with and approved by our Board of Directors present the risk of a takeover on terms that may be less favorable than might otherwise be available. A transaction that is negotiated and approved by our Board of Directors, on the other hand, can be carefully planned and undertaken at an opportune time in order to obtain maximum value of Brookline Bancorp, Inc. for our stockholders, with due consideration given to matters such as the management and business of the acquiring corporation and maximum strategic development of Brookline Bancorp, Inc.'s assets.

        Although a tender offer or other takeover attempt may be made at a price substantially above the current market price, such offers are sometimes made for less than all of the outstanding shares of a target company. As a result, stockholders may be presented with the alternative of partially liquidating their investment at a time that may be disadvantageous, or retaining their investment in an enterprise that is under different management and whose objectives may not be similar to those of the remaining stockholders.

        Despite our belief as to the benefits to stockholders of these provisions of Brookline Bancorp, Inc.'s Delaware certificate of incorporation and bylaws, these provisions may also have the effect of discouraging a future takeover attempt that would not be approved by our Board, but pursuant to which stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have any opportunity to do so. Such provisions will also make it more difficult to remove our Board of Directors and management. Our Board of Directors, however, has concluded that the potential benefits outweigh the possible disadvantages.

        Following the conversion, pursuant to applicable law and, if required, following the approval by stockholders, we may adopt additional anti-takeover charter provisions or other devices regarding the acquisition of our equity securities that would be permitted for a Delaware business corporation.

        The cumulative effect of the restriction on acquisition of Brookline Bancorp, Inc. contained in the Delaware certificate of incorporation and bylaws of Brookline Bancorp, Inc. and in Delaware law may be to discourage potential takeover attempts and perpetuate incumbent management, even though certain stockholders of Brookline Bancorp, Inc. may deem a potential acquisition to be in their best interests, or deem existing management not to be acting in their best interests.

RESTRICTIONS ON ACQUISITION OF BROOKLINE BANCORP, INC.

        The following discussion is a summary of certain provisions of federal law and regulations and corporate law relating to stock ownership and transfers, the Board of Directors and business combinations, all of which may be deemed to have "anti-takeover" effects. The description of these provisions is necessarily general and reference should be made to the actual law and regulations.

Conversion Regulations

        Office of Thrift Supervision regulations prohibit any person from making an offer, announcing an intent to make an offer or participating in any other arrangement to purchase stock or acquiring stock or subscription rights in a converting institution or its holding company from another person prior to completion of its conversion. Further, without the prior written approval of the Office of Thrift Supervision, no person may make such an offer or announcement of an offer to purchase shares or actually acquire shares in the converting institution or its holding company for a period of three years from the date of the completion of the conversion if, upon the completion of such offer, announcement or acquisition, that person would become the beneficial owner of more than 10% of the outstanding stock of the institution or its holding company. The Office of Thrift Supervision has defined "person" to include any individual, group acting in concert, corporation, partnership, association, joint stock company, trust, unincorporated organization or similar company, a syndicate or any other group formed for the purpose of acquiring, holding or disposing of securities of an insured institution. However, offers made exclusively to an association or its holding company, or an underwriter or member of a selling group acting on the converting institution's or its holding company's behalf for resale to the general public are excepted. The regulation also provides civil penalties for willful violation or assistance in any such violation of the regulation by any person connected with the management of the converting institution or its holding company or who controls more than 10% of the outstanding shares or voting rights of a converted institution or its holding company.

Change of Control Regulations

        Under the Change in Bank Control Act, no person may acquire control of an insured federal savings association or its parent holding company unless the Office of Thrift Supervision has been given 60 days' prior written notice and has not issued a notice disapproving the proposed acquisition. In addition, Office of Thrift Supervision regulations provide that no company may acquire control of a savings association without the prior approval of the Office of Thrift Supervision. Any company that acquires such control becomes a "savings and loan holding company" subject to registration, examination and regulation by the Office of Thrift Supervision.

        Control, as defined under federal law, means ownership, control of or holding irrevocable proxies representing more than 25% of any class of voting stock, control in any manner of the election of a majority of the savings association's directors, or a determination by the Office of Thrift Supervision that the acquiror has the power to direct, or directly or indirectly to exercise a controlling influence over, the management or policies of the institution. Acquisition of more than 10% of any class of a savings association's voting stock, if the acquiror is also subject to any one of eight "control factors," constitutes a rebuttable determination of control under the regulations. Such control factors include the acquiror being one of the two largest stockholders. The determination of control may be rebutted by submission to the Office of Thrift Supervision, prior to the acquisition of stock or the occurrence of any other circumstances giving rise to such determination, of a statement setting forth facts and circumstances which would support a finding that no control relationship will exist and containing certain undertakings. The regulations provide that persons or companies which acquire beneficial ownership exceeding 10% or more of any class of a savings association's stock who do not intend to participate in or seek to exercise control over a savings association's management or policies may qualify for a safe harbor by filing with the Office of Thrift Supervision a certification form that states, among other things, that the holder is not in control of such institution, is not subject to a rebuttable determination of control and will take no action which would result in a determination or rebuttable determination of control without prior notice to or approval of the Office of Thrift Supervision, as applicable. There are also rebuttable presumptions in the regulations concerning whether a group "acting in concert" exists, including presumed action in concert among members of an "immediate family."

        The Office of Thrift Supervision may prohibit an acquisition of control if it finds, among other things, that:

  (1)
  the acquisition would result in a monopoly or substantially lessen competition;

  (2)
  the financial condition of the acquiring person might jeopardize the financial stability of the institution; or

  (3)
  the competence, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors or the public to permit the acquisition of control by such person.

DESCRIPTION OF CAPITAL STOCK OF BROOKLINE BANCORP, INC. FOLLOWING THE CONVERSION

General

        At the effective date, Brookline Bancorp, Inc. will be authorized to issue 200,000,000 shares of common stock having a par value of $0.01 per share and 50,000,000 shares of preferred stock. Brookline Bancorp, Inc. currently expects to issue in the offering up to 29,325,000 shares of common stock, subject to adjustment, and up to 21,579,057 shares, subject to adjustment, in exchange for the publicly held shares of Brookline Bancorp, Inc. Brookline Bancorp, Inc. will not issue shares of preferred stock in the conversion. Each share of Brookline Bancorp,

Inc. common stock will have the same relative rights as, and will be identical in all respects with, each other share of common stock. Upon payment of the subscription price for the common stock, in accordance with the plan of conversion, all of the common stock will be duly authorized, fully paid and nonassessable.

        The common stock of Brookline Bancorp, Inc. will represent nonwithdrawable capital, will not be an account of an insurable type, and will not be insured by the Federal Deposit Insurance Corporation or any other government agency.

Common Stock

        Dividends.    Brookline Bancorp, Inc. may pay dividends out of statutory surplus or from net earnings if, as and when declared by its Board of Directors. The payment of dividends by Brookline Bancorp, Inc. is subject to limitations that are imposed by law and applicable regulation. The holders of common stock of Brookline Bancorp, Inc. will be entitled to receive and share equally in dividends as may be declared by the Board of Directors of Brookline Bancorp, Inc. out of funds legally available therefor. If Brookline Bancorp, Inc. issues preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

        Voting Rights.    When the conversion is completed, the holders of common stock of Brookline Bancorp, Inc. will have exclusive voting rights in Brookline Bancorp, Inc. They will elect Brookline Bancorp, Inc.'s Board of Directors and act on other matters as are required to be presented to them under Delaware law or as are otherwise presented to them by the Board of Directors. Generally, each holder of common stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors. If Brookline Bancorp, Inc. issues preferred stock, holders of the preferred stock may also possess voting rights. Certain matters require an 80% stockholder vote.

        As a federal stock savings association, corporate powers and control of Brookline Savings Bank are vested in its Board of Directors, who elect the officers of Brookline Savings Bank and who fill any vacancies on the Board of Directors. Voting rights of Brookline Savings Bank are vested exclusively in the owners of the shares of capital stock of Brookline Savings Bank, which will be Brookline Bancorp, Inc., and voted at the direction of Brookline Bancorp, Inc.'s Board of Directors. Consequently, the holders of the common stock of Brookline Bancorp, Inc. will not have direct control of Brookline Savings Bank.

        Liquidation.    In the event of any liquidation, dissolution or winding up of Brookline Savings Bank, Brookline Bancorp, Inc., as the holder of 100% of Brookline Savings Bank's capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of Brookline Savings Bank, including all deposit accounts and accrued interest thereon, and after distribution of the balance in the special liquidation account to Eligible Account Holders and Supplemental Eligible Account Holders, all assets of Brookline Savings Bank available for distribution. In the event of liquidation, dissolution or winding up of Brookline Bancorp, Inc., the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of Brookline Bancorp, Inc. available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

        Preemptive Rights.    Holders of the common stock of Brookline Bancorp, Inc. will not be entitled to preemptive rights with respect to any shares that may be issued. The common stock is not subject to redemption.

Preferred Stock

        None of the shares of Brookline Bancorp, Inc.'s authorized preferred stock will be issued in the conversion. Preferred stock may be issued with preferences and designations as our Board of Directors may from time to time determine. Our Board of Directors may, without stockholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

TRANSFER AGENT

        The transfer agent and registrar for Brookline Bancorp, Inc. common stock is American Stock Transfer & Trust Company, New York, New York.

EXPERTS

        The consolidated financial statements as of December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, included in this prospectus and registration statement have been audited by Grant Thornton LLP, independent auditors, as stated in their report appearing herein, and has been so included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

        RP Financial, LC has consented to the publication herein of the summary of its report to Brookline Bancorp, Inc. setting forth its opinion as to the estimated pro forma market value of the common stock upon completion of the stock offering and its letter with respect to subscription rights.

LEGAL MATTERS

        The legality of the common stock has been opined upon for Brookline Bancorp, Inc. by Luse Gorman Pomerenk & Schick, P.C., Washington, D.C., special counsel to Brookline Bancorp, Inc. Certain legal matters will be passed upon for Ryan, Beck & Co., LLC by Foley, Hoag & Eliot LLP, Boston, Massachusetts.

ADDITIONAL INFORMATION

        Brookline Bancorp, Inc. has filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 with respect to the common stock offered hereby. As permitted by the rules and regulations of the Securities and Exchange Commission, this prospectus does not contain all the information set forth in the registration statement. Such information, including the appraisal report which is an exhibit to the registration statement, can be examined without charge at the public reference facilities of the Securities and Exchange Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of such material can be obtained from the SEC at prescribed rates. The Securities and Exchange Commission telephone number is 1-800-SEC-0330. In addition, the SEC maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including Brookline Bancorp, Inc. The statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the Registration Statement are, of necessity, brief descriptions of the material terms of, and should be read in conjunction with, such contract or document.

        Brookline Bancorp, MHC has filed an Application on Form AC with respect to the conversion. This prospectus omits certain information contained in the Application. The Application may be examined at the principal office of the Office of Thrift Supervision, 1700 G Street, N.W., Washington, D.C. 20552, and at the Northeast Regional Office of the Office of Thrift Supervision, 10 Exchange Place, 18th Floor, Jersey City, New Jersey 07302.

        In connection with the stock offering, Brookline Bancorp, Inc. will register its common stock with the SEC under Section 12 of the Securities Exchange Act of 1934 and, upon such registration, Brookline Bancorp, Inc. and the holders of its stock will become subject to the proxy solicitation rules, reporting requirements and restrictions on stock purchases and sales by directors, officers and greater than 10% stockholders, the annual and periodic reporting and certain other requirements of the Securities Exchange Act of 1934. Under the stock issuance plan, Brookline Bancorp, Inc. has undertaken that it will not terminate such registration for a period of at least three years following the stock offering.

BROOKLINE BANCORP, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Certified Public Accountants	F-2
Consolidated Balance Sheets as of December 31, 2001 and 2000	F-3
Consolidated Statements of Income for the years ended December 31, 2001, 2000 and 1999	32
Consolidated Statements of Comprehensive Income for the years ended December 31, 2001, 2000 and 1999	F-4
Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2001, 2000 and 1999	F-5 to F-6
Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2000 and 1999	F-7 to F-8
Notes to Consolidated Financial Statements	F-9 to F-37

        All schedules are omitted because they are not required or applicable, or the required information is shown in the consolidated financial statements or notes thereto.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors
Brookline Bancorp, Inc.:

        We have audited the accompanying consolidated balance sheets of Brookline Bancorp, Inc. and subsidiaries (the Company) as of December 31, 2001 and 2000, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Brookline Bancorp, Inc. and subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

                      /s/ Grant Thornton LLP

Boston, Massachusetts
January 24, 2002 (except for the
last paragraph of note 4 which is
as of March 1, 2002)

BROOKLINE BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Share Data)

	December 31,
	2001	2000
ASSETS
Cash and due from banks	$13,283	$13,505
Short-term investments	69,432	66,870
Securities available for sale	163,425	149,361
Securities held to maturity (market value of $9,766 and $50,337, respectively)	9,558	50,447
Restricted equity securities	9,281	7,145
Loans, excluding money market loan participations	828,360	716,559
Money market loan participations	6,000	28,250
Allowance for loan losses	(15,301)	(14,315)

Net loans	819,059	730,494

Other investment	3,686	3,360
Accrued interest receivable	5,041	6,521
Bank premises and equipment, net	1,907	3,768
Deferred tax asset	4,581	3,999
Other assets	343	680

Total assets	$1,099,596	$1,036,150

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits	$620,920	$608,621
Borrowed funds	178,130	133,400
Mortgagors' escrow accounts	4,367	3,762
Income taxes payable	3,079	169
Accrued expenses and other liabilities	7,655	7,613

Total liabilities	814,151	753,565

Commitments and contingencies
Stockholders' equity:
Preferred stock, $0.01 par value; 5,000,000 shares authorized, none issued	—	—
Common stock, $0.01 par value; 45,000,000 shares authorized, 29,688,927 shares and 29,641,500 shares issued, respectively	297	296
Additional paid-in capital	141,021	140,327
Retained earnings, partially restricted	177,167	165,210
Accumulated other comprehensive income	6,720	6,244
Treasury stock, at cost—2,921,378 shares and 2,185,928 shares, respectively	(33,813)	(22,987)
Unearned compensation — recognition and retention plan	(903)	(1,070)
Unallocated common stock held by ESOP — 422,992 shares and 455,771 shares, respectively	(5,044)	(5,435)

Total stockholders' equity	285,445	282,585

Total liabilities and stockholders' equity	$1,099,596	$1,036,150

See accompanying notes to the consolidated financial statements.

BROOKLINE BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands)

	Year Ended December 31,
	2001	2000	1999
Net income	$19,334	$21,634	$20,791

Other comprehensive income, net of taxes:
Unrealized holding gains (losses)	4,215	5,904	(3,533)
Income tax expense (benefit)	1,542	2,205	(1,422)

Net unrealized holding gains (losses)	2,673	3,699	(2,111)

Less reclassification adjustment for gains included in net income:
Realized gains	3,540	8,253	7,437
Income tax expense	1,343	3,039	2,891

Net reclassification adjustment	2,197	5,214	4,546

Total other comprehensive income (loss)	476	(1,515)	(6,657)

Comprehensive income	$19,810	$20,119	$14,134

See accompanying notes to the consolidated financial statements.

BROOKLINE BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2001, 2000 and 1999
(Dollars in Thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Unearned Compensation— Recognition and Retention Plan	Unallocated Common Stock Held by ESOP	Total Stockholders' Equity
Balance at December 31, 1998	$291	$134,490	$135,282	$14,416	$(1,316)	$—	$(4,941)	$278,222
Net income	—	—	20,791	—	—	—	—	20,791
Unrealized loss on securities available for sale, net of reclassification adjustment	—	—	—	(6,657)	—	—	—	(6,657)
Common stock dividends of $0.21 per share	—	—	(5,975)	—	—	—	—	(5,975)
Treasury stock purchases (1,378,200 shares)	—	—	—	—	(15,018)	—	—	(15,018)
Common stock issued in conjunction with the recognition and retention plan (546,500 shares)	5	5,904	—	—	—	(5,909)	—	—
Compensation under recognition and retention plan	—	—	—	—	—	3,593	—	3,593
Common stock acquired by ESOP (55,000 shares)	—	—	—	—	—	—	(549)	(549)
Common stock held by ESOP committed to be released (34,239 shares)	—	(39)	—	—	—	—	432	393

Balance at December 31, 1999	296	140,355	150,098	7,759	(16,334)	(2,316)	(5,058)	274,800
Net income	—	—	21,634	—	—	—	—	21,634
Unrealized loss on securities available for sale, net of reclassification adjustment	—	—	—	(1,515)	—	—	—	(1,515)
Common stock dividends of $0.24 per share	—	—	(6,522)	—	—	—	—	(6,522)
Treasury stock purchases (694,228 shares)	—	—	—	—	(6,653)	—	—	(6,653)
Compensation under recognition and retention plan	—	—	—	—	—	1,246	—	1,246
Common stock acquired by ESOP (84,386 shares)	—	—	—	—	—	—	(802)	(802)
Common stock held by ESOP committed to be released (35,833 shares)	—	(28)	—	—	—	—	425	397

Balance at December 31, 2000	$296	$140,327	$165,210	$6,244	$(22,987)	$(1,070)	$(5,435)	$282,585

(Continued)

BROOKLINE BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (Continued)
Years Ended December 31, 2001, 2000 and 1999
(Dollars in Thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Unearned Compensation— Recognition and Retention Plan	Unallocated Common Stock Held by ESOP	Total Stockholders' Equity
Balance at December 31, 2000	$296	$140,327	$165,210	$6,244	$(22,987)	$(1,070)	$(5,435)	$282,585
Net income	—	—	19,334	—	—	—	—	19,334
Unrealized gain on securities available for sale, net of reclassification adjustment	—	—	—	476	—	—	—	476
Common stock dividends of $0.46 per share	—	—	(7,377)	—	—	—	—	(7,377)
Exercise of stock options (55,495 shares)	1	611	—	—	—	—	—	612
Treasury stock purchases (735,450 shares)	—	—	—	—	(10,826)	—	—	(10,826)
Compensation under recognition and retention plan	—	—	—	—	—	167	—	167
Common stock held by ESOP committed to be released (32,779 shares)	—	83	—	—	—	—	391	474

Balance at December 31, 2001	$297	$141,021	$177,167	$6,720	$(33,813)	$(903)	$(5,044)	$285,445

See accompanying notes to the consolidated financial statements.

BROOKLINE BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	Year Ended December 31,
	2001	2000	1999
Cash flows from operating activities:
Net income	$19,334	$21,634	$20,791
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	974	427	450
Reduction in valuation allowance for other real estate owned	—	(86)	(100)
Depreciation and amortization	1,045	855	544
Write-off of premises and equipment included in restructuring charge	1,549	—	—
Amortization, net of accretion, of securities premiums and discounts	274	845	1,632
Accretion of deferred loan origination fees and unearned discounts	(215)	(485)	(522)
Net gains from sales of securities	(4,035)	(8,253)	(7,465)
Valuation write-down of securities	495	—	28
Net gains from sales of other real estate owned	—	(11)	(465)
Equity interest in earnings of other investment	(395)	(350)	(21)
Compensation under recognition and retention plan	167	1,246	3,593
Swap agreement market valuation charge	241	—	—
Deferred income taxes	(781)	61	(1,019)
Release of ESOP shares	474	397	393
(Increase) decrease in:
Accrued interest receivable	1,480	(710)	646
Other assets	337	(355)	(53)
Increase (decrease) in:
Income taxes payable	2,922	(729)	(4,884)
Accrued expenses and other liabilities	(199)	537	1,187

Net cash provided from operating activities	23,667	15,023	14,735

Cash flows from investing activities:
Proceeds from sales of securities available for sale	6,436	11,957	8,234
Proceeds from redemptions and maturities of securities available for sale	42,338	47,131	48,211
Proceeds from redemptions and maturities of securities held to maturity	40,725	52,161	47,941
Purchase of securities available for sale	(58,733)	(74,289)	(55,031)
Purchase of securities held to maturity	—	—	(31,310)
Purchase of Federal Home Loan Bank of Boston stock	(2,136)	(866)	(1,074)
Purchase of other restricted equity securities	—	—	(31)
Net increase in loans	(135,038)	(93,482)	(90,896)
Distribution from (funding of) other investment	69	12	(3,001)
Proceeds from sales of participations in loans	23,464	12,978	4,750
Purchase of bank premises and equipment	(733)	(3,067)	(861)
Capital expenditures on other real estate owned	—	—	(30)
Proceeds from sales of other real estate owned	—	783	1,794

Net cash used for investing activities	(83,608)	(46,682)	(71,304)

(Continued)

BROOKLINE BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In Thousands)

	Year Ended December 31,
	2001	2000	1999
Cash flows from financing activities:
Increase in demand deposits and NOW, savings and money market savings accounts	$67,316	$28,847	$29,061
Increase (decrease) in certificates of deposit	(55,017)	67,638	(6,295)
Proceeds from Federal Home Loan Bank of Boston advances	63,200	38,900	41,361
Repayment of Federal Home Loan Bank of Boston advances	(18,470)	(14,300)	(26,911)
Increase in mortgagors' escrow accounts	605	138	316
Exercise of stock options	600	—	—
Purchase of common stock for ESOP	—	(802)	(549)
Purchase of treasury stock	(10,826)	(6,653)	(15,018)
Payment of common stock dividends	(7,377)	(6,522)	(5,975)

Net cash provided from financing activities	40,031	107,246	15,990

Net increase (decrease) in cash and cash equivalents	(19,910)	75,587	(40,579)
Cash and cash equivalents at beginning of year	108,625	33,038	73,617

Cash and cash equivalents at end of year	$88,715	$108,625	$33,038

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest on deposits and borrowed funds	$32,798	$30,400	$27,115
Income taxes	9,130	12,651	17,250

See accompanying notes to the consolidated financial statements.

BROOKLINE BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2000 and 1999

(1)  Summary of Significant Accounting Policies and Related Matters (Dollars in Thousands)

        Brookline Bancorp. Inc. (the "Company") is a federally chartered bank holding company and the parent of Brookline Savings Bank ("Brookline" or the "Bank"), a federally chartered stock savings institution. In 2000, the Company commenced operations of Lighthouse Bank ("Lighthouse"), an internet-only bank. Lighthouse was merged into Brookline on July 17, 2001. See notes 2 and 18 for more information about the Company's structure and Lighthouse.

        Brookline operates five full service banking offices in Brookline and one in Newton, Massachusetts. The primary activities of Brookline include acceptance of deposits from the general public, origination of mortgage loans on residential and commercial real estate located principally in Massachusetts, and investment in debt and equity securities. The Company is subject to competition from other financial and non-financial institutions and is supervised, examined and regulated by the Office of Thrift Supervision ("OTS"). Brookline's deposits are insured up to $100,000 by the Federal Deposit Insurance Corporation ("FDIC").

Principles of Consolidation and Basis of Financial Statement Presentation

        The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Brookline, Lighthouse and Brookline Securities Corp. ("BSC"). Brookline includes its wholly-owned subsidiaries, 160 Associates, Inc. ("Associates") and BBS Investment Corporation ("BBS"). BSC and BBS are engaged in buying, selling and holding investment securities. Associates is engaged in marketing services at immaterial levels of activity and owns 99.9% of Brookline Preferred Capital Corporation ("BPCC"). BPCC is a real estate investment trust that owns and manages real estate mortgage loans originated by Brookline. All significant intercompany transactions and balances are eliminated in consolidation. Certain amounts previously reported have been reclassified to conform to the current year's presentation.

        The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses.

Cash Equivalents

        For purposes of reporting cash flows, cash equivalents include highly liquid assets with an original maturity of three months or less. Highly liquid assets include cash and due from banks, short-term investments and money market loan participations.

Securities

        Marketable equity securities and debt securities are classified as either trading account securities, held to maturity securities (applicable only to debt securities) or available for sale securities. Management determines the classification of securities at the time of purchase.

        Trading account securities are carried at estimated fair value with unrealized gains and losses included in earnings. None of the securities purchased by the Company have been classified as trading account securities.

        Debt securities for which the Company has the positive intent and ability to hold to maturity are classified as held to maturity and carried at amortized cost. Those securities held for indefinite periods of time and not intended to be held to maturity are classified as available for sale. Securities held for indefinite periods of time include securities that management intends to use as part of its asset/liability management strategy and that may be sold in response to changes in interest rates or other business factors. Securities available for sale are carried at estimated fair value. Unrealized gains (losses), net of related income taxes, are included in the "accumulated other comprehensive income" component of stockholders' equity. Restricted equity securities are carried at cost.

BROOKLINE BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2000 and 1999

        Premiums and discounts on debt securities are amortized to expense and accreted to income over the estimated life of the respective security using the interest method. Security transactions are recorded on the trade date. Realized gains and losses are determined using the specific identification method. Security valuations are reviewed and evaluated periodically by management. If the decline in the value of any security is deemed to be other than temporary, the security is written down to a new cost basis and the resulting loss is charged to income.

Loans

        Loans are reported at the principal amount outstanding, reduced by net deferred loan origination fees, unearned discounts and unadvanced funds due mortgagors on uncompleted loans.

        Loan origination fees and direct loan origination costs are deferred, and the net fee or cost is recognized in interest income using the interest method. Deferred amounts are recognized for fixed rate loans over the contractual life of the loans and for adjustable rate loans over the period of time required to adjust the contractual interest rate to a yield approximating a market rate at origination date.

        Accrual of interest on loans is discontinued either when reasonable doubt exists as to the full timely collection of interest and principal or when a loan becomes past due 90 days. All interest previously accrued and not collected is reversed against interest income. Interest payments received on non-accrual and impaired loans are recognized as income unless further collections are doubtful, in which case the payments are applied as a reduction of principal. Loans are generally returned to accrual status when principal and interest payments are current, full collectibility of principal and interest is reasonably assured and a consistent record of performance has been achieved.

        A loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect principal or interest due according to the contractual terms of the loan. Impaired loans are measured and reported based on one of three methods: the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. If the measure is less than an impaired loan's recorded investment, an impairment loss is recognized as part of the allowance for loan losses.

Allowance for Loan Losses

        The allowance for loan losses is management's estimate of probable known and inherent credit losses in the loan portfolio. In determining the level of the allowance, management evaluates specific credits and the portfolio in general using several methods that include historical performance, collateral values, cash flows and current economic conditions. This evaluation culminates with a judgment on the probability of collection of loans outstanding. Management's methodology provides for three allowance components. The first component represents allowances established for specific identified loans. The second component represents allowances for groups of homogenous loans that currently exhibit no identified weaknesses and are evaluated on a collective basis. Allowances for groups of similar loans are established based on factors such as historical loss experience, the level and trends of loan delinquencies, and the level and trends of classified assets. The last component is an unallocated allowance which is based on evaluation of factors such as trends in the economy and real estate values in the areas where the Company lends money, concentrations in the amount of loans the Company has outstanding to large borrowers and concentrations in the type and geographic location of loan collateral. Determination of the unallocated allowance is a very subjective process. Management believes the unallocated allowance is an important component of the total allowance because it addresses the probable inherent risk of loss that exists in our loan portfolio (which is substantially comprised of loans with repayment terms extended over many years) and it helps to minimize the risk related to the margin of imprecision inherent in the estimation of the other two components of the allowance.

BROOKLINE BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2000 and 1999

Other Investment

        On September 30, 1999, the Company acquired a 30.5% ownership interest in Eastern Funding, LLC ("Eastern"), a Delaware chartered limited liability corporation formed on July 7, 1997. Eastern is based in New York, New York and specializes primarily in the financing of coin operated laundry and dry cleaning equipment in the greater metropolitan New York area and selected other locations in the Northeast. The Company accounts for this investment under the equity method of accounting and includes its share of Eastern's operating results in other income.

Bank Premises and Equipment

        Bank premises and equipment are carried at cost less accumulated depreciation and amortization, except for land which is carried at cost. Bank premises and equipment are depreciated using the straight-line method over the estimated useful life of the assets. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the improvements.

Other Real Estate Owned

        Other real estate owned is comprised of properties acquired through foreclosure or acceptance of a deed in lieu of foreclosure. Such properties are recorded initially at estimated fair value less costs to sell. When a property is acquired, the excess of the loan balance over the estimated fair value is charged to the allowance for loan losses. An allowance for losses on other real estate owned is established by a charge to income when, upon periodic evaluation by management, further declines in the estimated fair value of properties have occurred. Such evaluations are based on an analysis of individual properties as well as a general assessment of current real estate market conditions.

        Holding costs and rental income on properties are included in current operations while certain costs to improve such properties are capitalized. Gains and losses from the sale of properties are reflected in operating results when realized.

Pension and Postretirement Benefits

        The Company recognizes the compensation cost of pension and postretirement benefits over each employee's estimated service life. After evaluating Brookline's defined benefit pension plan, the Company elected to terminate the plan as of September 30, 2000 and to replace it with a defined contribution plan effective January 1, 2001. During 2000, Lighthouse adopted a defined contribution plan.

Stock-Based Compensation

        In accordance with Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", the Company adheres to Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", in accounting for its stock option plans and discloses in the footnotes to the financial statements pro forma net income and earnings per share information as if the fair value based method had been adopted.

        Deferred compensation for shares awarded under the Recognition and Retention Plan is recorded as a reduction of stockholders' equity. Compensation expense is recognized over the vesting period of shares awarded based upon the fair value of the shares at the award date.

        Compensation expense for the Employee Stock Ownership Plan ("ESOP") is recorded at an amount equal to the shares allocated by the ESOP multiplied by the average fair market value of the shares during the year. The Company recognizes compensation expense ratably over the year for the ESOP shares to be allocated based upon the Company's current estimate of the number of shares expected to be allocated by the ESOP during each calendar year. The difference between the average fair market value and the cost of the shares allocated by the ESOP is recorded as an adjustment to additional paid-in-capital.

BROOKLINE BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2000 and 1999

Income Taxes

        The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

        Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings Per Common Share

        Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the periods presented. ESOP shares committed to be released are considered outstanding while unallocated ESOP shares are not considered outstanding. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.

Treasury Stock

        Common stock shares repurchased are recorded as treasury stock at cost.

Swap Agreement

        Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards, "Accounting for Derivative Instruments and Hedging Activities". This Statement requires the Company to recognize all derivatives (including swap agreements) as either assets or liabilities in its balance sheet and to measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. The Company had one outstanding interest-rate swap agreement at January 1 and December 31, 2001. That agreement did not meet the criteria to designate it as a hedging instrument. Accordingly, changes in the fair value of the outstanding swap agreement are recognized as charges or credits to earnings. The pre-tax unrealized loss of $20 in the swap agreement as of January 1, 2001 was not accounted for as the effect of a change in accounting principle due to immateriality. Instead, that amount was included in the pre-tax charge to earnings of $241 for the year ended December 31, 2001 resulting from accounting for the swap agreement on a fair value basis.

(2)  Corporate Structure and Stock Offering (Dollars in Thousands)

        The Company was organized in November 1997 for the purpose of acquiring all of the capital stock of the Bank upon completion of the Bank's reorganization from a mutual savings bank into a mutual holding company structure. As part of the reorganization, the Company offered for sale 47% of the shares of its common stock in an offering fully subscribed for by eligible depositors of the Bank (the "Offering"). The remaining 53% of the Company's shares of common stock were issued to Brookline Bancorp, MHC (the "MHC"). The reorganization and Offering were completed on March 24, 1998. Net proceeds from the Offering amounted to $134,790. At December 31, 2001, the MHC owned 15,420,350 shares (57.6%) of the Company's shares of common stocks outstanding.

        As part of the Offering and as required by regulation, Brookline established a liquidation account for the benefit of eligible account holders and supplemental eligible account holders who maintain their deposit accounts at Brookline after the Offering. In the unlikely event of a complete liquidation of Brookline (and only in that event), eligible depositors who continue to maintain deposit accounts at Brookline shall be entitled to receive a distribution from the liquidation account. The liquidation account balance is reduced annually to the extent that eligible depositors have reduced their qualifying deposits as of each anniversary date. Subsequent increases in deposit

BROOKLINE BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2000 and 1999

account balances do not restore an account holder's interest in the liquidation account. The liquidation account approximated $9,213 at December 31, 2001.

        On July 16, 2001, the OTS approved the conversion of the MHC, the Company, Brookline and Lighthouse from state to federal charters. As part of the approval of the charter conversions, the OTS requires that the Company comply satisfactorily with several conditions, the most notable of which is that Brookline and its subsidiaries must divest themselves of their investment in marketable equity securities without material loss at the earliest possible date, but in any event no later than July 17, 2003. The divestiture can be accomplished by sale of the equity securities or their transfer to the Company or its subsidiary. At December 31, 2001, Brookline and its subsidiaries owned equity securities with a market value of $5,793.

        As a federally-chartered institution, Brookline will be required to meet a qualified thrift lender test. Under that test, an institution is required to either qualify as a "domestic building and loan association" under the Internal Revenue Code or maintain at least 65% of its "portfolio assets" (total assets minus goodwill and other intangible assets, office property and specified liquid assets up to 20% of total assets) in certain "qualified thrift investments" (primarily loans to purchase, refinance, construct, improve or repair domestic residential housing, home equity loans, securities backed by or representing an interest in mortgages on domestic residential housing, and Federal Home Loan Bank stock) in at least nine months out of each twelve month period. A savings institution that fails the qualified thrift lender test is subject to certain operating restrictions and may be required to convert to a bank charter. The OTS has granted Brookline an exception from the qualified thrift lender test through July 17, 2002. At December 31, 2001, Brookline maintained approximately 66.6% of its portfolio assets in qualified thrift investments.

(3)  Cash and Short-Term Investments (In Thousands)

        Aggregate reserves (in the form of deposits with the Federal Reserve Bank and vault cash) of $6,710 and $6,228 were maintained to satisfy federal regulatory requirements at December 31, 2001 and 2000, respectively.

        Short-term investments are summarized as follows:

	December 31,
	2001	2000
Money market funds	$24,710	$19,175
Federal Home Loan Bank of Boston overnight deposits	36,200	9,000
Commercial paper	6,494	31,267
Federal funds sold	1,313	6,978
Other deposits	715	450

	$69,432	$66,870

        Short-term investments are stated at cost which approximates market. Money market funds are invested in a mutual fund whose assets are comprised primarily of U.S. Treasury obligations, commercial paper and certificates of deposit with average maturities of 90 days or less.

BROOKLINE BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2000 and 1999

(4)  Investment Securities (In Thousands)

        Securities available for sale and held to maturity are summarized below:

	December 31, 2001
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities available for sale:
Debt securities:
U.S. Government and Agency obligations	$14,093	$115	$—	$14,208
Corporate obligations	49,073	1,662	95	50,640
Collateralized mortgage obligations issued by U.S. Government agencies	78,536	1,265	100	79,701
Mortgage-backed securities issued by U.S. Government agencies	1,662	30	3	1,689

Total debt securities	143,364	3,072	198	146,238
Marketable equity securities	9,502	7,738	53	17,187

Total securities available for sale	$152,866	$10,810	$251	$163,425

Securities held to maturity:
Corporate obligations	$8,264	$187	$6	$8,445
Mortgage-backed securities issued by U.S. Government agencies	1,294	32	5	1,321

Total securities held to maturity	$9,558	$219	$11	$9,766

	December 31, 2000
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities available for sale:
Debt securities:
U.S. Government and Agency obligations	$10,946	$134	$1	$11,079
Corporate obligations	44,467	450	213	44,704
Collateralized mortgage obligations issued by U.S. Government agencies	68,225	425	124	68,526
Mortgage-backed securities issued by U.S. Government agencies	890	20	—	910

Total debt securities	124,528	1,029	338	125,219
Marketable equity securities	14,948	9,252	58	24,142

Total securities available for sale	$139,476	$10,281	$396	$149,361

Securities held to maturity:
Corporate obligations	$48,969	$45	$154	$48,860
Mortgage-backed securities issued by U.S. Government agencies	1,478	18	19	1,477

Total securities held to maturity	$50,447	$63	$173	$50,337

BROOKLINE BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2000 and 1999

        Restricted equity securities are as follows:

	December 31,
	2001	2000
Federal Home Loan Bank of Boston stock	$8,907	$6,771
Massachusetts Savings Bank Life Insurance Company stock	253	253
Other stock	121	121

	$9,281	$7,145

        As a voluntary member of the Federal Home Loan Bank of Boston ("FHLB"), the Company is required to invest in $100 par value stock of the FHLB in an amount equal to 1% of its outstanding home loans or 5% of its outstanding advances from the FHLB, whichever is higher. As and when such stock is redeemed, the Company would receive from the FHLB an amount equal to the par value of the stock. At its discretion, the FHLB may declare dividends on the stock. Such dividends amounted to $462, $477 and $362 for the years ended December 31, 2001, 2000 and 1999, respectively.

        The maturities of the investments in debt securities at December 31, 2001 are as follows:

	Available for Sale
Maturity	Amortized Cost	Estimated Fair Value
Within 1 year (A)	$45,285	$46,672
After 1 year through 5 years	94,625	96,167
After 5 years through 10 years	—	—
Over 10 years	3,454	3,399

	$143,364	$146,238

  (A)
  Includes the defaulted corporate debt security referred to on the following page.

	Held to Maturity
Maturity	Amortized Cost	Estimated Fair Value
Within 1 year	$4,566	$4,616
After 1 year through 5 years	3,767	3,899
After 5 years through 10 years	402	432
Over 10 years	823	819

	$9,558	$9,766

        Mortgage-backed securities are included above based on their contractual maturities (primarily in excess of 10 years); the expected lives, however, are expected to be shorter due to anticipated payments. Collateralized mortgage obligations are included above based on when the final principal payment is expected to be received.

BROOKLINE BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2000 and 1999

        Sales and valuation write-downs of investment securities are summarized as follows:

	Year Ended December 31,
	2001	2000	1999
Proceeds from sales:
Marketable equity securities	$6,436	$8,982	$8,234
Debt securities	—	2,975	—
Gross gains from sales:
Marketable equity securities	4,035	8,248	7,465
Debt securities	—	5	—
Valuation write-downs:
Marketable equity security	—	—	28
Defaulted corporate debt security	495	—	—

        In the second quarter of 2001, the Company charged earnings $495 to recognize an other than temporary impairment in the carrying value of a $2,000 bond issued by Southern California Edison that matured on June 1, 2001. Interest of $65 due on the bond was received at the maturity date and applied as a reduction of the carrying value of the bond instead of being credited to interest income. An interest payment of $65 received on December 1, 2001 was credited to interest income. At December 31, 2001, the defaulted bond was carried on the books of the Company at $1,440 and had a market value of $1,950. On March 1, 2002, principal and interest due on the bond was paid in full, resulting in a credit to income of $593.

(5)  Loans (In Thousands)

        A summary of loans follows:

	December 31,
	2001	2000
Mortgage loans:
One-to-four family	$159,887	$114,411
Multi-family	338,973	300,841
Commercial real estate	272,061	255,895
Construction and development	20,901	19,947
Home equity	8,924	6,596
Second	29,408	27,236

Total mortgage loans	830,154	724,926
Commercial loans	42,637	33,205
Consumer loans	3,130	2,488

Total gross loans	875,921	760,619
Unadvanced funds on loans	(47,157)	(43,030)
Deferred loan origination fees	(404)	(1,030)

Loans, excluding money market loan participations	828,360	716,559
Money market loan participations	6,000	28,250

	$834,360	$744,809

        The Company's portfolio, other than money market loan participations, is substantially concentrated within Massachusetts. Money market loan participations represent purchases of a portion of loans to national companies and organizations originated and serviced by money center banks. Such participations generally mature between one day and three months.

        The recorded investment in impaired loans, as defined by SFAS No. 114, at December 31, 2001 and 2000 amounted to $105 and $107, respectively. Such amounts were composed of multi-family mortgage loans.

BROOKLINE BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2000 and 1999

        The average recorded investment in impaired loans for the years ended December 31, 2001, 2000 and 1999 amounted to $106, $108 and $755, respectively. None of the impaired loans at December 31, 2001 and 2000 required an allowance for impairment due primarily to prior charge-offs and/or the sufficiency of collateral values. If interest payments on all impaired loans at December 31, 2001, 2000 and 1999 had been made in accordance with original loan agreements, interest income of $13, $15 and $109 would have been recognized on the loans in 2001, 2000 and 1999 compared to interest income actually recognized of $8, $10 and $340, respectively.

        Loans on non-accrual at December 31, 2001 and 2000 amounted to $140 and none, respectively.

        There were no restructured loans at December 31, 2001 and 2000. Restructured loans represent performing loans for which concessions (such as reductions of interest rates to below market terms and/or extension of repayment terms) have been granted due to the borrower's financial condition.

        A portion of certain commercial real estate loans originated and serviced by the Company are sold periodically to other banks on a non-recourse basis. The balance of loans acquired by other banks amounted to $26,960 and $17,990 at December 31, 2001 and 2000, respectively. No fees are collected by the Company for servicing such loan participations.

        In the ordinary course of business, the Company makes loans to its Directors and their related interests, generally at the same prevailing terms as those of other borrowers. A summary of related party activity follows:

	Year Ended December 31,
	2001	2000
Balance at beginning of year	$6,549	$6,372
New loans granted during the year	—	901
Removal of loans no longer to related parties	(1,863)	—
Repayments	(516)	(724)

Balance at end of year	$4,170	$6,549

(6)  Allowance for Loan Losses (In Thousands)

        An analysis of the allowance for loan losses for the years indicated follows:

	Year Ended December 31,
	2001	2000	1999
Balance at beginning of year	$14,315	$13,874	$13,094
Provision for loan losses	974	427	450
Charge-offs	(4)	(10)	—
Recoveries	16	24	330

Balance at end of year	$15,301	$14,315	$13,874

BROOKLINE BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2000 and 1999

(7)  Bank Premises and Equipment (In Thousands)

        Bank premises and equipment consist of the following:

	December 31,
	2001	2000
Land	$62	$62
Office building and improvements	2,253	2,374
Furniture, fixtures and equipment	1,840	4,870

	4,155	7,306
Accumulated depreciation and amortization	2,248	3,538

	$1,907	$3,768

(8)  Other Real Estate Owned (In Thousands)

        There was no other real estate owned at December 31, 2001 and 2000.

        Net other real estate owned income for the years indicated is comprised of the following:

	Year Ended December 31,
	2001	2000	1999
Rental income	$—	$117	$276
Operating and foreclosure expenses	—	(42)	(130)
Gains from sales	—	11	465
Reduction in valuation allowance, net	—	86	100

	$—	$172	$711

        An analysis of the valuation allowance for the years indicated follows:

	Year Ended December 31,
	2001	2000	1999
Balance at beginning of year	$—	$86	$186
Reduction in valuation allowance, net	—	(86)	(100)

Balance at end of year	$—	$—	$86

BROOKLINE BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2000 and 1999

(9)  Deposits (Dollars In Thousands)

        A summary of deposits follows:

	December 31, 2001		December 31, 2000
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Demand checking accounts	$18,455	0.00%	$16,878	0.00%
NOW accounts	75,439	0.50	64,234	1.65
Savings accounts	12,951	1.49	11,681	2.25
Money market savings accounts	259,695	2.42	206,431	4.03

Total transaction deposit accounts	366,540	1.87	299,224	3.22

Certificate of deposit accounts maturing:
Within six months	108,582	4.09	184,570	6.10
After six months but within 1 year	84,846	4.25	63,092	5.75
After 1 year but within 2 years	39,351	4.94	38,900	6.13
After 2 years but within 3 years	11,262	4.96	13,058	6.17
After 3 years	10,339	5.95	9,777	6.17

Total certificate of deposit accounts	254,380	4.39	309,397	6.04

	$620,920	2.90%	$608,621	4.65%

        Certificate of deposit accounts issued in amounts of $100 or more totaled $61,950 and $84,586 at December 31, 2001 and 2000, respectively.

        Interest expense on deposit balances is summarized as follows:

	Year Ended December 31,
	2001	2000	1999
NOW accounts	$815	$690	$542
Savings accounts	232	268	289
Money market savings accounts	7,851	8,140	7,434
Certificate of deposit accounts	14,662	14,136	12,443

	$23,560	$23,234	$20,708

BROOKLINE BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2000 and 1999

(10) Borrowed Funds (Dollars In Thousands)

        Borrowed funds are comprised of the following advances from the FHLB:

	December 31, 2001		December 31, 2000
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Within 1 year	$11,300	6.54%	$9,350	6.66%
Over 1 year to 2 years	32,950	4.96	11,300	6.54
Over 2 years to 3 years	32,000	5.91	30,750	5.29
Over 3 years to 4 years	43,000	6.73	32,000	5.91
Over 4 years to 5 years	47,880	5.30	43,000	6.72
Over 5 years	11,000	5.96	7,000	6.17

	$178,130	5.81%	$133,400	6.15%

        The advances are secured by all the Bank's stock and deposits in the FHLB, a general lien on one-to-four family residential mortgage loans, certain multi-family loans and U.S. Government and Agency obligations in an aggregate amount equal to outstanding advances.

(11) Income Taxes (Dollars in Thousands)

        Provision for income taxes are comprised of the following amounts:

	Year Ended December 31,
	2001	2000	1999
Current:
Federal	$11,230	$11,260	$11,698
State	782	677	683

	12,012	11,937	12,381

Deferred:
Federal	(623)	46	(814)
State	(158)	15	(205)

	(781)	61	(1,019)

	$11,231	$11,998	$11,362

        Total income tax expense differed from the amounts computed by applying the statutory U.S. federal income tax rate (35.0%) to income before tax expense as a result of the following:

	Year Ended December 31,
	2001	2000	1999
Expected income tax expense at statutory federal tax rate	$10,698	$11,771	$11,254
State taxes, net of federal income tax benefit	406	450	311
Dividend income received deduction	(165)	(223)	(217)
Excise tax on pension plan gain	245	—	—
Other, net	47	—	14

	$11,231	$11,998	$11,362

Effective income tax rate	36.7%	35.7%	35.3%

BROOKLINE BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2000 and 1999

        The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at the dates indicated are as follows:

	December 31,
	2001	2000
Deferred tax assets:
Allowance for loan losses	$6,314	$5,902
Pension and postretirement benefits	1,596	1,909
Recognition and retention plan	80	85
Depreciation	124	78
Restructuring charge	354	—
Debt security write-down	178	—
Other	114	23

Total gross deferred tax assets	8,760	7,997

Deferred tax liabilities:
Unrealized gain on securities available for sale	3,842	3,641
Post-1987 bad debt reserves	—	38
Savings Bank Life Insurance Company stock	108	108
Other	229	211

Total gross deferred tax liabilities	4,179	3,998

Net deferred tax asset	$4,581	$3,999

        For federal income tax purposes, the Company has a $1,801 reserve for loan losses which remains subject to recapture. If any portion of the reserve is used for purposes other than to absorb the losses for which it was established, approximately 150% of the amount actually used (limited to the amount of the reserve) would be subject to taxation in the year in which used. As the Company intends to use the reserve only to absorb loan losses, no provision has been made for the $753 liability that would result if 100% of the reserve were recaptured.

(12) Employee Benefits (Dollars In Thousands, Except Share and Per Share Amounts)

Pension and Postretirement Benefits

        Brookline sponsored a non-contributory defined benefit plan (the "Plan") that provided pension benefits to eligible employees. Effective, July 31, 2000, accrual of pension benefits ceased and, effective September 30, 2000, the Plan was terminated subject to approval by the Internal Revenue Service. Such approval was obtained in 2001. Employees and retired employees were given the option to (a) roll over the amount of their vested benefits plus a portion of the Plan surplus distributed to enhance employee benefits into Brookline's 401(k) plan or an IRA, (b) purchase an annuity or (c) receive a lump sum cash payment. In 2001, the Company recognized a settlement gain of $4,267 and incurred an excise tax of $587 and other related expenses of $13, resulting in a pre-tax net gain of $3,667 from termination of the Plan.

BROOKLINE BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2000 and 1999

        Postretirement benefits are provided for part of the annual expense of health insurance premiums for retired employees and their dependents. The following table provides a reconciliation of the changes in the benefit obligations and fair value of assets for pension and postretirement benefits for the years ended October 31, the latest plan valuation dates.

	Pension Benefits		Postretirement Benefits
	2001	2000	2001	2000
Reconciliation of benefit obligation:
Obligation at beginning of period	$5,676	$4,877	$625	$560
Service cost	—	205	52	53
Interest cost	109	383	47	40
Actuarial (gain) loss	—	291	172	(15)
Benefits paid	(5,785)	(80)	(9)	(13)

Obligation at end of period	$—	$5,676	$887	$625

Reconciliation of fair value of plan assets:
Fair value of plan assets at beginning of period	$8,375	$6,805	$—	$—
Contribution	28	—	—	—
Actual return on plan assets	315	1,648	—	—
Benefits paid	(5,785)	(80)	—	—
Distribution to employer	(2,933)	—	—	—
Other	—	2	—	—

Fair value of plan assets at end of period	$—	$8,375	$—	$—

Funded status:
Funded status at end of period	$—	$2,700	$(887)	(625)
Unrecognized (gain) loss	—	(4,016)	153	(45)
Unrecognized transition asset	—	(45)	222	259

Net amount recognized as a liability in the Company's balance sheet as of October 31	$—	$(1,361)	$(512)	$(411)

        The following table provides the components of net periodic pension and postretirement benefit cost (credit) for the years ended October 31:

	Pension Benefits			Postretirement Benefits
	2001	2000	1999	2001	2000	1999
Service cost	$—	$205	$259	$52	$53	$43
Interest cost	109	383	335	47	40	36
Expected return on plan assets	(109)	(470)	(462)	—	—	—
Transition obligation	—	(3)	(3)	18	18	19
Actuarial gain	—	(141)	(92)	—	—	—

Net periodic benefit costs (credit)	$—	$(26)	$37	$117	$111	$98

        Expense for postretirement benefits and pension benefits under the terminated plan for the years ended December 31, 2001, 2000 and 1999 amounted to $111, $75 and $129, respectively.

BROOKLINE BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2000 and 1999

        Assumptions used in determining the actuarial present value of the projected benefit obligations are shown in the following table:

	Pension Benefits			Postretirement Benefits
	2001	2000	1999	2001	2000	1999
Discount rate	N/A	7.50%	6.75%	6.75%	6.75%	6.75%
Rate of increase in compensation	N/A	4.00	5.50	N/A	N/A	N/A
Expected long-term rate of return on plan assets	N/A	6.75	8.00	N/A	N/A	N/A

        The assumed health care trend used to measure the accumulated postretirement benefit obligation was 7% initially, decreasing gradually to 5% in 2006 and thereafter. Assumed health care trend rates may have a significant effect on the amounts reported for the postretirement benefit plan. A 1% change in assumed health care cost trend rates would have the following effects:

	1% Increase	1% Decrease
Effect on total service and interest cost components of net periodic postretirement benefit costs	$38	$(28)
Effect on the accumulated postretirement benefit obligation	187	(143)

401(k) Plan

        The Company has an employee tax deferred thrift incentive plan under Section 401(k) of the Internal Revenue Code. All employees who meet specified age and length of service requirements are eligible to participate in the plan by making voluntary contributions, subject to certain limits based on federal tax laws. The Company makes no matching contribution to the plan.

        In connection with the termination of its defined benefit pension plan, Brookline amended its 401(k) plan. Effective January 1, 2001, Brookline contributed an amount equal to 5% of the compensation of eligible employees, subject to certain limits based on federal tax laws. Each employee reaching the age of twenty-one and having completed one thousand hours of service in a plan year becomes eligible to participate in the plan. Effective May 1, 2000, a separate 401(k) plan was established by Lighthouse with contribution limits and eligibility requirements similar to the Brookline 401(k) plan. Expense for plan contributions was $281 in 2001 and $72 in 2000.

Supplemental Executive Retirement Agreements

        The Company maintains agreements that provide supplemental retirement benefits to certain executive officers. Total expense for benefits payable under the agreements amounted to $511, $400 and $419 for the years ended December 31, 2001, 2000 and 1999, respectively. Aggregate benefits payable included in accrued expenses and other liabilities at December 31, 2001 and 2000 amounted to $3,303 and $2,792, respectively.

Employee Stock Ownership Plan

        The Company maintains an Employee Stock Ownership Plan ("ESOP") to provide eligible employees the opportunity to own Company stock. Employees are eligible to participate in the Plan after reaching age twenty-one, completion of one year of service and working at least one thousand hours of consecutive service during the year. Contributions are allocated to eligible participants on the basis of compensation, subject to federal tax law limits.

        The ESOP borrowed $6,599 from the Company to finance the purchase of 546,986 shares in the open market. The loan is payable in quarterly installments over 30 years and bears interest at 8.50% per annum. The loan can be prepaid without penalty. Loan payments are principally funded by cash contributions from the Bank, subject to federal tax law limits.

BROOKLINE BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2000 and 1999

        Shares used as collateral to secure the loan are released and available for allocation to eligible employees as the principal and interest on the loan is paid. Employees vest in their ESOP account at a rate of 20% annually commencing in the year of completion of three years of credited service or immediately if service is terminated due to death, retirement, disability or change in control. Employees of the Bank as of October 31, 1997 received credit for vesting purposes for each continuous year of service involving at least one thousand hours up to a maximum of three years of credited service. Dividends on released shares are credited to the participants' ESOP accounts. Dividends on unallocated shares are generally applied towards payment of the loan. ESOP shares committed to be released are considered outstanding in determining earnings per share.

        At December 31, 2001, the ESOP held 422,992 unallocated shares at an aggregate cost of $5,044; the market value of such shares at that date was $6,954. For the years ended December 31, 2001, 2000 and 1999, $474, $376 and $377 were charged to compensation and employee benefits expense based on the commitment to release to eligible employees 32,779 shares in 2001, 35,833 shares in 2000 and 34,239 shares in 1999.

Recognition and Retention Plan

        Under the Company's 1999 Recognition and Retention Plan (the "RRP"), 546,986 shares of the Company's common stock were reserved for issuance as restricted stock awards to officers, employees and non-employee directors in recognition of prior service and as an incentive for such individuals to remain with the Company. Shares issued upon vesting may be either authorized but unissued shares or reacquired shares held by the Company as treasury shares. Through December 31, 2001, the Company acquired 387,564 shares of stock that relates to the RRP; such shares are included in treasury stock. Any shares not issued because vesting requirements are not met will again be available for issuance under the RRP.

        On April 19, 1999, 546,500 shares were awarded to officers and non-employee directors of the Company. The shares vest over varying time periods ranging from six months up to eight years. In the event a recipient ceases to maintain continuous service with the Company by reason of normal retirement, death or disability, or following a change in control, RRP shares still subject to restrictions will vest and be free of such restrictions. As of December 31, 2001, 444,988 shares were vested and 8,068 shares were forfeited. Expense is recognized for shares awarded over the vesting period at the fair market value of the shares on the date they were awarded, or $10.8125 per share. RRP expense amounted to $167 in 2001, $1,246 in 2000 and $3,593 in 1999.

Stock Option Plan

        Under the Company's 1999 Stock Option Plan (the "Stock Option Plan"), 1,367,465 shares of the Company's common stock were reserved for issuance to officers, employees and non-employee directors of the Company. Shares issued upon the exercise of a stock option may be either authorized but unissued shares or reacquired shares held by the Company as treasury shares. Any shares subject to an award which expire or are terminated unexercised will again be available for issuance under the Stock Option Plan. On April 19, 1999, 1,265,500 options were awarded to officers and non-employee directors of the Company at an exercise price of $10.8125 per share, the fair market value of the common stock of the Company on that date. Of the total options awarded, 410,460 options are incentive stock options and 855,040 options are non-qualified stock options. Options awarded vest over periods ranging from less than six months through five years. If an individual to whom a stock option was granted ceases to maintain continuous service by reason of normal retirement, death or disability, or following a change in control, all options and rights granted and not fully exercisable become exercisable in full upon the happening of such event and shall remain exercisable for a period ranging from three months to one year.

BROOKLINE BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2000 and 1999

        Activity under the Stock Option Plan is as follows:

	Year Ended December 31,
	2001	2000	1999
Shares under option:
Outstanding at beginning of year	1,244,500	1,261,500	—
Granted at $10.8125 per share	—	—	1,265,500
Forfeited	(6,000)	(17,000)	(4,000)
Exercised at $10.8125	(55,495)	—	—

Outstanding at end of year at $10.8125	1,183,005	1,244,500	1,261,500

Exercisable at end of year	786,305	670,900	500,000

Weighted average fair value per option of options granted during the year	$—	$—	$3.32

Weighted average remaining contractual life in years at end of year	7.7	8.7	9.7

        In determining the pro forma amounts, the fair value of each option granted in 1999 was estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Dividend yield	2.3%
Expected life in years	6.4
Expected volatility	25.6%
Risk-free interest rate	5.2%

        On a pro forma basis, had compensation expense for the Company's stock-based compensation plan been determined based on the fair value at the grant date for awards made under the plan, consistent with SFAS No. 123, the Company's net income and earnings per share for the years ended December 31, 2001, 2000 and 1999 would have been reduced as follows:

	Year Ended December 31,
	2001	2000	1999
Net income:
As reported	$19,334	$21,634	$20,791
Pro forma	18,732	20,920	18,984
Basic earnings per share:
As reported	$0.72	$0.80	$0.74
Pro forma	0.70	0.78	0.68
Diluted earnings per share:
As reported	$0.71	$0.80	$0.74
Pro forma	0.69	0.78	0.68

(13) Commitments and Contingencies (In Thousands)

Off-Balance Sheet Financial Instruments

        The Company is party to off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheet. The contract amounts reflect the extent of the involvement the

BROOKLINE BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2000 and 1999

Company has in particular classes of these instruments. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument is represented by the contractual amount of those instruments. The Company uses the same policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

        Financial instruments with off-balance sheet risk at the dates indicated follow:

	December 31,
	2001	2000
Financial instruments whose contract amounts represent credit risk:
Commitments to originate loans:
One-to-four family mortgage	$4,625	$5,351
Multi-family mortgage	15,559	19,410
Commercial real estate mortgage	20,172	17,980
Construction and development mortgage	1,500	10,503
Commercial	300	25
Unadvanced portion of loans	47,157	43,030
Unused lines of credit:
Equity	12,612	11,254
Other	10,116	8,356

        At December 31, 2001, the above amounts included commitments to originate loans of $5,996 at fixed rates ranging from 6.67% to 7.26% and to fund unadvanced portions of loans of $12,051 at fixed rates ranging from 7.33% to 8.50%.

        Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee by the customer. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral obtained, if any, is based on management's credit evaluation of the borrower.

Lease Commitments

        The Company leases certain office space under various noncancellable operating leases. A summary of future minimum rental payments under such leases at the dates indicated follows:

Year Ending December 31,
2002	$783
2003	545
2004	546
2005	559
2006	494

        The leases contain escalation clauses for real estate taxes and other expenditures. Total rental expense was $712, $613 and $403 for the years ended December 31, 2001, 2000 and 1999, respectively.

SWAP Agreement

        Effective April 14, 1998, the Company entered into an interest-rate swap agreement with a third-party that matures April 14, 2005. The notional amount of the agreement is $5,000. Under this agreement, each quarter the Company pays interest on the notional amount at an annual fixed rate of 5.9375% and receives from the third-party

BROOKLINE BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2000 and 1999

interest on the notional amount at the floating three month U.S. dollar LIBOR rate. The Company entered into this transaction to match more closely the repricing of its assets and liabilities and to reduce its exposure to increases in interest rates. The net interest expense paid (income received) was $81, ($26) and $29 for the years ended December 31, 2001, 2000 and 1999, respectively.

Legal Proceedings

        In the normal course of business, there are various outstanding legal proceedings. In the opinion of management, after consulting with legal counsel, the consolidated financial position and results of operations of the Company are not expected to be affected materially by the outcome of such proceedings.

(14) Stockholders' Equity (Dollars in Thousands, Except Share and Per Share Amounts)

Preferred Stock

        The Company is authorized to issue 5,000,000 shares of serial preferred stock, par value $0.01 per share, from time to time in one or more series subject to limitations of law, and the Board of Directors is authorized to fix the designations, powers, preferences, limitations and rights of the shares of each such series. As of December 31, 2001, there were no shares of preferred stock issued.

Capital Distributions and Restrictions Thereon

        OTS regulations impose limitations on all capital distributions by savings institutions. Capital distributions include cash dividends, payments to repurchase or otherwise acquire the institution's shares, payments to shareholders of another institution in a cash-out merger and other distributions charged against capital. The regulations establish three tiers of institutions. An institution, such as the Bank, that exceeds all capital requirements before and after a proposed capital distribution ("Tier 1 institution") may, after prior notice but without the approval of the OTS, make capital distributions during a year up to 100% of its current year net income plus its retained net income for the preceding two years not previously distributed. Any additional capital distributions require OTS approval.

        Among other things, the charter conversions permit the MHC to waive the receipt of dividends paid by the Company without causing dilution to the ownership interests of the Company's minority stockholders in the event of a conversion of the MHC to stock form. The waiving of dividends increases Company resources available for stock repurchases, payment of dividends to minority stockholders and investments.

        The MHC has waived its right to receive two quarterly dividends of $0.16 each declared and paid during 2001, thereby reducing the actual dividend payout by the Company in that year. The OTS requires that the retained earnings of the Bank be restricted by the cumulative amount of dividends waived by the MHC. At December 31, 2001, the cumulative amount of waived dividends was $4,935. Restricted retained earnings is available for payment of dividends solely to the MHC.

Common Stock Repurchases

        On October 20, 1998, the Company received regulatory approval to repurchase 1,454,750 shares, or 5% of the common shares issued by the Company. Repurchase of that total number of shares was completed in February 2000 at an aggregate cost of $15,893, or $10.93 per share. On March 10, 2000, the Company received regulatory approval to repurchase an additional 610,995 shares of its common shares. Repurchase of that total number of shares was completed in September 2001 at an aggregate cost of $7,053, or $11.54 per share. Additionally, in connection with the Company's RRP, 387,564 shares were purchased in 1999 and 2000 at an aggregate cost of $3,788, or $9.77 per share. On September 19, 2001, the Board of Directors approved a program to repurchase 1,362,984 shares, or 5% of common shares outstanding. As of December 31, 2001, 468,069 shares had been acquired at an aggregate cost of $7,078, or $15.12 per share.

BROOKLINE BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2000 and 1999

(15) Earnings Per Share Reconciliation (In Thousands, Except Share and Per Share Amounts)

        The following table is the reconciliation of basic and diluted earnings per share as required under SFAS No. 128 for the years ended December 31, 2001, 2000 and 1999.

	2001			2000			1999
	Net Income	Average Shares	Per Share Amounts	Net Income	Average Shares	Per Share Amounts	Net Income	Average Shares	Per Share Amounts
Basic earnings per share:
Income available to common stockholders	$19,334	26,732,571	$0.72	$21,634	26,881,433	$0.80	$20,791	28,016,150	$0.74

Effect of dilutive securities:
Options	—	320,999		—	43,438		—	—

Diluted earnings per share:
Income available to common stockholders	$19,334	27,053,570	$0.71	$21,634	26,924,871	$0.80	$20,791	28,016,150	$0.74

(16) Regulatory Capital Requirements (Dollars In Thousands)

        OTS regulations require savings institutions to maintain a minimum ratio of tangible capital to total adjusted assets of 1.5%, a minimum ratio of Tier 1 (core) capital to total adjusted assets of 4.0% and a minimum ratio of total (core and supplementary) capital to risk-weighted assets of 8.0%.

        Under its prompt corrective action regulations, the OTS is required to take certain supervisory actions with respect to an under-capitalized institution. Such actions could have a direct material effect on the institution's financial statements. The regulations established a framework for the classification of depository institutions into five categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Generally, an institution is considered well capitalized if it has a Tier 1 (core) capital ratio of at least 5.0%, a Tier l risk-based capital ratio of at least 6.0% and a Total risk-based capital ratio of at least 10.0%.

        The following table reconciles stockholder's equity under generally accepted accounting principles ("GAAP") with regulatory capital for the Bank at the dates indicated.

	December 31,
	2001	2000
Stockholder's equity (GAAP)	$232,505	$209,848
Less disallowed unrealized gain on securities available for sale	3,879	5,579

Regulatory capital (tangible capital)	228,626	204,269
Add 45% of unrealized gain on marketable equity securities	1,929	3,717
Add allowance for loan losses equal to 1.25% of adjusted total assets	10,751	10,345

Total risk-based capital	$241,306	$218,331

        The foregoing capital ratios are based in part on specific quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the OTS about capital components, risk weightings and

BROOKLINE BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2000 and 1999

other factors. These capital requirements apply only to the Bank and do not consider additional capital retained by Brookline Bancorp, Inc.

        The following is a summary of the Bank's actual capital amounts and ratios as of December 31, 2001 and 2000, compared to the OTS requirements for minimum capital adequacy and for classification as a well-capitalized institution:

			OTS Requirements
	Bank Actual		Minimum Capital Adequacy		Classified As Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
At December 31, 2001:
Tangible capital	$228,626	21.7%	$15,799	1.5%
Tier 1 (core) capital	228,626	21.7	42,130	4.0	$52,662	5.0%
Risk-based capital:
Tier 1	228,626	26.7			51,332	6.0
Total	241,306	28.2	68,443	8.0	85,554	10.0
At December 31, 2000:
Tangible capital	$204,269	21.9%	$14,016	1.5%
Tier 1 (core) capital	204,269	21.9	37,376	4.0	$46,720	5.0%
Risk-based capital:
Tier 1	204,269	24.8			56,064	6.0
Total	218,331	26.5	65,902	8.0	82,378	10.0

        Prior to converting to federal charters, the Company and the Bank were required to maintain minimum capital ratios calculated in a manner similar to, but not entirely the same as, the framework of the OTS. At December 31, 2001, the Company and the Bank substantially exceeded the capital ratios required to be classified as well capitalized.

(17) Fair Value of Financial Instruments (In Thousands)

        The following is a summary of the carrying values and estimated fair values of the Company's significant financial and non-financial instruments as of the dates indicated:

	December 31, 2001		December 31, 2000
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets:
Cash and due from banks	$13,283	$13,283	$13,505	$13,505
Short-term investments	69,432	69,432	66,870	66,870
Securities	182,264	182,472	206,953	206,843
Loans, net	819,059	837,837	730,494	730,726
Accrued interest receivable	5,041	5,041	6,521	6,521
Financial liabilities:
Demand, NOW, savings and money market savings deposit accounts	366,540	366,540	299,224	299,224
Certificate of deposit accounts	254,380	256,643	309,397	309,279
Borrowed funds	178,130	183,661	133,400	133,513
Swap agreement	—	241	—	11

BROOKLINE BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2000 and 1999

        SFAS No. 107 requires disclosures about fair values of financial instruments for which it is practicable to estimate fair value. Fair value is defined in SFAS No. 107 as the amount that a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced liquidation sale. Quoted market prices are used to estimate fair values when those prices are available. However, active markets do not exist for many types of financial instruments. Consequently, fair values for these instruments must be estimated by management using techniques such as discounted cash flow analysis and comparison to similar instruments. These instruments are highly subjective and require judgments regarding significant matters such as the amount and timing of future cash flows and the selection of discount rates that may appropriately reflect market and credit risks. Changes in these judgments often have a material impact on the fair value estimates. In addition, since these estimates are as of a specific point in time, they are susceptible to material near-term changes. Fair values disclosed in accordance with SFAS No. 107 do not reflect any premium or discount that could result from the sale of a large volume of a particular financial instrument, nor do they reflect the possible tax ramifications or estimated transaction costs.

        The following is a description of the principal valuation methods used by the Company to estimate the fair values of its financial instruments.

Securities

        The fair value of securities is based principally on market prices and dealer quotes. Certain fair values are estimated using pricing models or are based on comparisons to market prices of similar securities. The fair value of stock in the FHLB equals its carrying amount since such stock is only redeemable at its par value.

Loans

        The fair value of performing loans, other than money market loan participations, is estimated by discounting the contractual cash flows using interest rates currently being offered for loans with similar terms to borrowers of similar quality. The fair value of money market loan participations is considered to equal their carrying amounts since such loans generally are repayable within 90 days. For non-performing loans where the credit quality of the borrower has deteriorated significantly, fair values are estimated by discounting cash flows at a rate commensurate with the risk associated with those cash flows.

Deposit Liabilities

        In accordance with SFAS No. 107, the fair values of deposit liabilities with no stated maturity (demand, NOW, savings and money market savings accounts) are equal to the carrying amounts payable on demand. The fair value of time deposits represents contractual cash flows discounted using interest rates currently offered on deposits with similar characteristics and remaining maturities. The fair value estimates for deposits do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of alternative forms of funding ("deposit based intangibles").

Borrowed Funds

        The fair value of borrowings from the FHLB represent contractual repayments discounted using interest rates currently available for borrowings with similar characteristics and remaining maturities.

Other Financial Assets and Liabilities

        Cash and due from banks, short-term investments and accrued interest receivable have fair values which approximate the respective carrying values because the instruments are payable on demand or have short-term maturities and present relatively low credit risk and interest rate risk.

Off-Balance Sheet Financial Instruments

BROOKLINE BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2000 and 1999

        In the course of originating loans and extending credit, the Company will charge fees in exchange for its commitment. While these commitment fees have value, the Company has not estimated their value due to the short-term nature of the underlying commitments and their immateriality.

Swap Agreement

        The fair value is estimated as the difference in the present value of future cash flows between the Company's existing agreement and current market rate agreements of the same duration.

(18) Lighthouse Bank (In Thousands)

        On April 12, 2000, the Company received regulatory approval for Lighthouse Bank ("Lighthouse") to commence operations as New England's first-chartered internet-only bank. In connection with the legal formation of Lighthouse, the Company made a $25,000 capital investment in Lighthouse at the beginning of May 2000. Lighthouse commenced doing business with the public in the last week of June 2000. Expenses incurred prior to the legal incorporation of Lighthouse (April 27, 2000) were considered to have been start-up expenses. In April 2001, the Company announced the decision to either sell Lighthouse to a third party or merge it into Brookline Savings Bank ("Brookline"). That decision was reached after determining the amount of additional operating losses Lighthouse would likely incur before achieving satisfactory profitability. On July 17, 2001, Lighthouse was converted from a state to a federal charter and merged into Brookline.

        A summary of Lighthouse start-up and operating expenses from its inception to the date of its merger into Brookline is as follows:

			Start-up Expenses
	Operating Expenses
			Four Months Ended April 30, 2000
	January 1 Through July 17, 2001	Eight Months Ended December 31, 2000		Second Half of 1999
Compensation and benefits	$1,231	$1,254	$409	$290
Occupancy	110	187	105	104
Equipment and data processing	1,088	694	45	15
Advertising and marketing	474	1,670	97	44
Professional services	—	48	58	96
Other	327	342	32	126

	$3,230	$4,195	$746	$675

        Certain operating expenses associated with servicing former Lighthouse customers, including employee stay bonuses, were incurred through the third quarter of 2001. In contemplation of the merger of Lighthouse into Brookline, a pre-tax restructuring charge of $3,912 was recorded in the second quarter of 2001 to provide for merger-related expenses. In the fourth quarter of 2001, $15 was provided for additional restructuring charges. Estimated expenses included in the restructuring charge and actual expenses incurred through December 31, 2001 were as follows:

	Actual Expenses	Estimated Expenses
Personnel severance payments	$633	$1,247
Vendor contract terminations	686	634
Occupancy rent obligations	53	319
Write-off of equipment and software	1,549	1,551
Other miscellaneous items	160	176

	$3,081	$3,927

BROOKLINE BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2000 and 1999

        At December 31, 2001, $846 is included in accrued expenses and other liabilities for the remainder of restructuring charges to be paid in 2002.

(19) Business Segments (In Thousands)

        Through July 17, 2001, the Company's wholly-owned bank subsidiaries, Brookline and Lighthouse, collectively "the Banks", were identified as reportable operating segments in accordance with the provisions of SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information". The Brookline operating segment includes its wholly-owned subsidiaries. The "All Other" segment presented below includes the Company and its wholly-owned securities corporation.

        The primary activities of the Banks through July 17, 2001 included acceptance of deposits from the general public, origination of mortgage loans on residential and commercial real estate, commercial and consumer loans, and investment in debt securities, mortgage-backed securities and other financial instruments. Brookline conducts its business primarily through its branch network while Lighthouse conducted its business primarily through the internet. As stated in note 18, Lighthouse was merged into Brookline on July 17, 2001.

        The Company and the Banks follow generally accepted accounting principles as described in the summary of significant accounting policies. Income taxes are provided in accordance with tax allocation agreements between the Company and the Banks. Intercompany expenditures are allocated based on actual or estimated costs. Consolidation adjustments reflect elimination of intersegment revenue and expenses and balance sheet accounts.

        The following table sets forth certain information about and the reconciliation of reported net income for each of the reportable segments.

At or For the Year Ended December 31, 2001	Brookline	Lighthouse*	All Other	Consolidation Adjustments	Consolidated
Interest income	$71,479	$2,798	$19,992	$(18,309)	$75,960
Interest expense	32,456	1,577	—	(1,129)	32,904
Provision for loan losses	900	74	—	—	974
Securities gains (losses)	3,480	183	60	(183)	3,540
Pension plan gain	3,667	—	—	—	3,667
Other non-interest income	1,845	61	395	(210)	2,091
Restructuring charge	15	3,912	—	—	3,927
Other non-interest expense	13,319	3,230	339	—	16,888
Income tax expense (benefit)	12,455	(2,279)	1,119	(64)	11,231
Net income (loss)	21,326	(3,472)	18,989	(17,509)	19,334
Total loans, excluding money market loan participations	$828,360	$—	$—	$—	$828,360
Total deposits	626,851	—	—	(5,931)	620,920
Total assets	1,057,120	—	293,216	(250,740)	1,099,596
*
Operating results are for the period from January 1 through July 17, 2001.

BROOKLINE BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2000 and 1999

At or For the Year Ended December 31, 2000	Brookline	Lighthouse	All Other	Consolidation Adjustments	Consolidated
Interest income	$67,644	$1,686	$26,323	$(24,093)	$71,560
Interest expense	30,908	582	—	(918)	30,572
Provision for loan losses	300	127	—	—	427
Securities gains	8,248	5	—	—	8,253
Other non-interest income	1,383	20	351	(113)	1,641
Start-up expenses	—	746	—	—	746
Non-interest expense	11,583	4,195	299	—	16,077
Income tax expense (benefit)	12,225	(1,426)	1,199	—	11,998
Net income (loss)	22,259	(2,513)	25,176	(23,288)	21,634
Total loans, excluding money market loan participations	$683,230	$33,329	$—	$—	$716,559
Total deposits	583,070	52,400	—	(26,849)	608,621
Total assets	943,250	75,032	289,024	(271,156)	1,036,150
At or For the Year Ended December 31, 1999	Brookline	Lighthouse	All Other	Consolidation Adjustments	Consolidated
Interest income	$61,779	$—	$21,455	$(18,425)	$64,809
Interest expense	27,587	—	—	(425)	27,162
Provision for loan losses	450	—	—	—	450
Securities gains	7,437	—	—	—	7,437
Other non-interest income	1,742	—	20	(85)	1,677
Start-up expenses	—	675	—	—	675
Other non-interest expense	13,225	—	258	—	13,483
Income tax expense (benefit)	10,436	(283)	1,209	—	11,362
Net income (loss)	19,260	(392)	20,008	(18,085)	20,791
Total loans, excluding money market loan participations	$635,556	$—	$—	$—	$635,556
Total deposits	512,136	—	—	—	512,136
Total assets	851,410	—	280,148	(224,224)	907,334

BROOKLINE BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2000 and 1999

(20) Condensed Parent Company Financial Statements (In Thousands)

        Condensed parent company financial statements as of December 31, 2001 and 2000 and the years ended December 31, 2001, 2000 and 1999 follow.

Balance Sheets

	December 31,
	2001	2000
Assets
Cash and due from banks	$202	$309
Short-term investments	5	10
Equity securities available for sale	—	56
Loan to Bank ESOP	5,252	5,566
Investment in subsidiaries, at equity	281,817	279,066
Other investment	3,686	3,360
Other assets	10	5

Total assets	$290,972	$288,372

Liabilities and Stockholders' Equity
Accrued expenses and other liabilities	$594	$512
Stockholders' equity	290,378	287,860

Total liabilities and stockholders' equity	$290,972	$288,372

        The Company's consolidated stockholders' equity is $4,933 and $5,275, respectively, less than the amounts presented above because of the elimination of the effect of unallocated ESOP shares in consolidation.

Statements of Income

	Year Ended December 31,
	2001	2000	1999
Dividend income from subsidiaries	$17,180	$25,934	$19,110
Interest income:
Short-term investments	23	4	72
Money market loan participations	—	—	11
Marketable equity securities	—	1	1
Loan to Bank ESOP	461	483	425
Gains on sales of securities	22	—	—
Equity interest in earnings of other investment	395	351	21

Total income	18,081	26,773	19,640

Expenses:
Director's fees	57	57	58
Internet bank start-up	—	746	675
Other	278	238	193

Total expenses	335	1,041	926

Income before income taxes and equity in undistributed net income of subsidiaries	17,746	25,732	18,714
Income tax expense (benefit)	349	44	(88)

Income before equity in undistributed net income of subsidiaries	17,397	25,688	18,802
Equity in undistributed net income of subsidiaries	1,937	(4,054)	1,989

Net income	$19,334	$21,634	$20,791

BROOKLINE BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2000 and 1999

Statements of Cash Flow

	Year Ended December 31,
	2001	2000	1999
Cash flows from operating activities:
Net income	$19,334	$21,634	$20,791
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed net income of subsidiaries	(1,937)	4,054	(1,989)
Equity interest in earnings of other investment	(395)	(350)	(21)
Gains from sales of securities	(22)	—	—
Depreciation and amortization	—	32	10
Deferred income taxes	—	—	(4)
Decrease in accrued interest receivable	—	1	6
(Increase) decrease in other assets	(5)	30	(57)
Increase in accrued expenses and other liabilities	88	416	62

Net cash provided from operating activities	17,063	25,817	18,798

Cash flows from investing activities:
Investment in subsidiaries, net	—	(14,170)	—
ESOP loan to subsidiary bank	—	(802)	(549)
Repayment of ESOP loan by subsidiary bank	314	363	335
Payment from subsidiary bank for shares vested in recognition and retention plan	191	2,180	2,459
Funding of other investment	—	—	(3,001)
Receipt of dividend from other investment	69	12	—
Purchase of bank premises and equipment	—	—	(290)
Proceeds from sales of securities available for sale	63	—	—

Net cash provided from (used for) investing activities	637	(12,417)	(1,046)

Cash flows from financing activities:
Purchase of treasury stock	(10,826)	(6,653)	(15,018)
Payment of common stock dividends	(7,586)	(6,635)	(6,060)
Exercise of stock options	600	—	—

Net cash used for financing activities	(17,812)	(13,288)	(21,078)

Net increase (decrease) in cash and cash equivalents	(112)	112	(3,326)
Cash and cash equivalents at beginning of year	319	207	3,533

Cash and cash equivalents at end of year	$207	$319	$207

Supplemental disclosures of cash flow information:
Cash paid during the year for income taxes	$183	$140	$—
Non-cash activities:
Transfer from bank premises and equipment, other assets and accrued expenses to investment in subsidiaries	—	246	—

BROOKLINE BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2000 and 1999

(21) Quarterly Results of Operations (Unaudited, Dollars In Thousands Except Per Share Amounts)

	2001 Quarters
	Fourth	Third	Second	First
Interest income	$18,153	$19,059	$19,209	$19,539
Interest expense	7,354	8,197	8,448	8,905

Net interest income	10,799	10,862	10,761	10,634
Provision for loan losses	40	275	495	164

Net interest income after provision for loan losses	10,759	10,587	10,266	10,470
Gains (losses) on sales of securities, net	362	871	(495)	2,802
Pension plan gain	—	—	3,667	—
Other non-interest income	947	401	457	286
Recognition and retention plan expense	(41)	(42)	(42)	(42)
Restructuring charge	(15)	—	(3,912)	—
Other non-interest expense	(3,788)	(4,087)	(4,217)	(4,629)

Income before income taxes	8,224	7,730	5,724	8,887
Provision for income taxes	2,884	2,801	2,290	3,256

Net income	$5,340	$4,929	$3,434	$5,631

Earnings per share:
Basic	$0.20	$0.18	$0.13	$0.21
Diluted	0.20	0.18	0.12	0.21
	2000 Quarters
	Fourth	Third	Second	First
Interest income	$19,146	$18,151	$17,379	$16,884
Interest expense	8,636	7,733	7,260	6,943

Net interest income	10,510	10,418	10,119	9,941
Provision for loan losses	58	69	150	150

Net interest income after provision for loan losses	10,452	10,349	9,969	9,791
Gains on sales of securities, net	1,794	2,316	1,801	2,342
Other real estate owned income, net	90	18	46	18
Other non-interest income	466	348	381	274
Recognition and retention plan expense	(114)	(365)	(370)	(397)
Internet bank start-up expense	—	—	(179)	(567)
Other non-interest expense	(4,482)	(4,345)	(3,283)	(2,721)

Income before income taxes	8,206	8,321	8,365	8,740
Provision for income taxes	3,024	2,955	2,903	3,116

Net income	$5,182	$5,366	$5,462	$5,624

Basic and diluted earnings per share	$0.19	$0.20	$0.20	$0.21

(22) Reorganization and Change of Corporate Form (Unaudited)

        The Board of Directors of the MHC, the Company and Brookline adopted a Plan of Conversion and Reorganization (the "Plan") on April 4, 2002, as amended May 13, 2002. Pursuant to the Plan, the MHC will convert from the mutual to the stock form of organization and Brookline Bancorp, Inc., a newly formed Delaware corporation, will offer common stock representing the ownership interest in the Company now owned by the MHC. The existing publicly held shares of the Company, which represents the remaining ownership interest in the Company, will be exchanged for new shares of common stock of Brookline Bancorp, Inc. The exchange ratio will ensure that immediately after the reorganization and the share exchange, the public stockholders of the Company will own the same aggregate percentage of Brookline Bancorp, Inc. common stock that they owned immediately

BROOKLINE BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2000 and 1999

prior to the reorganization. Following the completion of the reorganization, all of the capital stock of Brookline will be held by Brookline Bancorp, Inc.

        The Plan provides for the establishment, upon the completion of the reorganization, of a special "liquidation account" for the benefit of certain depositors of Brookline and Lighthouse in an amount equal to the greater of the MHC's ownership interest and retained earnings of the Company as of the date of its latest balance sheet contained in this prospectus or the retained earnings of Brookline at the time it reorganized into the MHC in 1998. Following the completion of the reorganization, under the rules of the Office of Thrift Supervision, Brookline will not be permitted to pay dividends on its capital stock to Brookline Bancorp, Inc., its sole stockholder, if Brookline's stockholder's equity would be reduced below the amount of the liquidation account.

        At December 31, 2001, the Company had incurred no costs associated with the offering. Costs that are incurred will be netted against proceeds received in the transaction. If, however, the offering is not completed, the costs associated with the offering will be expensed in the period in which the offering is terminated.

        No person has been authorized to give any information or to make any representation other than as contained in this prospectus and, if given or made, such other information or representation must not be relied upon as having been authorized by Brookline Bancorp, Inc. or Brookline Savings Bank. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this prospectus nor any sale hereunder shall under any circumstances create any implication that there has been no change in the affairs of Brookline Bancorp, Inc. or Brookline Savings Bank since any of the dates as of which information is furnished herein or since the date hereof.

Up to 29,325,000 Shares
(Anticipated Maximum)

(Holding Company for
Brookline Savings Bank)

COMMON STOCK
Par Value $0.01 per share

PROSPECTUS

May 14, 2002

        These securities are not deposits or accounts and are not federally insured or guaranteed.

        Until June 18, 2002, or 25 days after commencement of the Syndicated Community Offering, if any, whichever is later, all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus when acting as underwriters and with respect to their unsold allotments of subscriptions.

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CAPITALIZATION
PRO FORMA DATA
BROOKLINE BANCORP, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS OF BROOKLINE BANCORP, INC. AND BROOKLINE SAVINGS BANK
SUPERVISION AND REGULATION
TAXATION
MANAGEMENT OF BROOKLINE BANCORP, INC.
BENEFICIAL OWNERSHIP OF COMMON STOCK
SUBSCRIPTIONS BY EXECUTIVE OFFICERS AND DIRECTORS
THE CONVERSION
COMPARISON OF STOCKHOLDERS' RIGHTS
RESTRICTIONS ON ACQUISITION OF BROOKLINE BANCORP, INC.
DESCRIPTION OF CAPITAL STOCK OF BROOKLINE BANCORP, INC. FOLLOWING THE CONVERSION
TRANSFER AGENT
EXPERTS
LEGAL MATTERS
ADDITIONAL INFORMATION
BROOKLINE BANCORP, INC. AND SUBSIDIARIES INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
BROOKLINE BANCORP, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (In Thousands, Except Share Data)
BROOKLINE BANCORP, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (In Thousands)
BROOKLINE BANCORP, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (In Thousands)
BROOKLINE BANCORP, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued) (In Thousands)
BROOKLINE BANCORP, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2001, 2000 and 1999